                                                FILED PURSUANT TO RULE 424(b)(5)
                                                       REGISTRATION NO. 33-95552


           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 28, 1995

                               2,700,000 Shares

                             [W. R. BERKLEY LOGO]

                           W. R. Berkley Corporation

                                 Common Stock

                                 ------------

   Our common stock is quoted on The Nasdaq Stock Market's National Market under the symbol "BKLY". The last reported sale price on February 28, 2001 was $42.69 per share.

   The underwriters have an option to purchase a maximum of 405,000 additional shares to cover over-allotments of shares.

   Investing in our common stock involves risks. See "Risk Factors" on page
S-11.

                                                         Underwriting   Proceeds to
                                              Price to   Discounts and W. R. Berkley
                                               Public     Commissions   Corporation
                                            ------------ ------------- -------------
Per Share..................................    $41.50        $2.13        $39.37
Total...................................... $112,050,000  $5,751,000   $106,299,000

   Delivery of the shares of common stock will be made on or about March 6, 2001.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

                              Merrill Lynch & Co.

                                                     Morgan Stanley Dean Witter

           The date of this prospectus supplement is February 28, 2001

                                 ------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                      Page
                                      ----
Forward-looking Statements...........  S-3
Summary..............................  S-4
Risk Factors......................... S-11
Use of Proceeds...................... S-17
Price Range of Common Stock and
 Dividend Policy..................... S-17
Capitalization....................... S-18
Business............................. S-19
Underwriting......................... S-34
Notices to Canadian Residents........ S-37
Legal Matters........................ S-38

                                       Page
                                       ----
Experts..............................  S-38
Where You Can Find More Information..  S-38
Incorporation of Certain Documents by
 Reference...........................  S-39
Index to Consolidated Financial
 Statements..........................   F-1

                                   Prospectus

Incorporation of Certain Documents by
 Reference...........................    2
Available Information................    3
The Corporation......................    4
Ratio of Earnings to Combined Fixed
 Charges and Preferred Stock
 Dividends...........................    4
Application of Proceeds..............    5
Description of Debt Securities.......    5
Description of Debt Warrants.........   17
Description of Preferred Stock.......   19
Description of Depositary Shares.....   24
Description of Preferred Stock
 Warrants............................   27

Description of Common Stock...........   29
Description of Common Stock Warrants..   29
Description of Stock Purchase
 Contracts and Stock Purchase Units...   31
Description of the Corporation's
 Outstanding Capital Stock............   32
Plan of Distribution..................   33
Global Clearance, Settlement and
 Tax Documentation Procedures.........   34
Legal Opinions........................   38
Experts...............................   39


                                 ------------

   You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                                 ------------

   Unless otherwise indicated, all references in this prospectus supplement and the accompanying prospectus to "W. R. Berkley", "we", "us", "our" or similar terms refer to W. R. Berkley Corporation together with its subsidiaries.

                           FORWARD-LOOKING STATEMENTS

   This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes", "expects", "potential", "continued", "may", "will", "should", "seeks", "approximately", "predicts", "intends", "plans", "estimates", "anticipates" or the negative version of those words or other comparable words. Any forward-looking statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including statements related to our performance for the year 2000 and beyond, are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties, including but not limited to:

  . the cyclical nature of the property casualty industry;

  . the long-tail and potentially volatile nature of the reinsurance business;

  . the impact of competition;

  . product demand and pricing;

  . claims development and the process of estimating reserves;

  . the level of our retention;

  . catastrophe and storm losses;

  . legislative and regulatory developments;

  . changes in the ratings assigned to us by ratings agencies;

  . investment results;

  . availability of reinsurance;

  . the effects of our recent restructuring;

  . availability of dividends from our insurance company subsidiaries;

  . our successful integration of acquired companies;

  . investing substantial amounts in our information systems and technology;

  . the ability of our reinsurers to pay reinsurance recoverables owed to us;
    and

  . exchange rate and political risks.

   We describe these risks and uncertainties in greater detail below under the caption "Risk Factors." These risks could cause our actual results for the year 2000 and beyond to differ materially from those expressed in any forward-looking statement we make. Any projections of growth in our net premiums written and management fees would not necessarily result in commensurate levels of underwriting and operating profits. Our future financial performance is dependent upon factors discussed elsewhere in this prospectus supplement. Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise. For a discussion of factors that could cause actual results to differ, see "Risk Factors" below and the information contained in our publicly available filings with the Securities and Exchange Commission, or SEC. These filings are described below under the captions "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference."

                                    SUMMARY

   This summary highlights information about W. R. Berkley Corporation and this offering. Because this is a summary, it may not contain all the information you should consider before investing in our common stock. You should carefully read this entire prospectus supplement and the prospectus to which it relates together with our reports filed with the SEC that are incorporated by reference. You should be aware that the ratings of our domestic insurance subsidiaries by A.M. Best Company, Inc., or A.M. Best, contained in this prospectus supplement are based upon factors of concern to policyholders, insurance agents and brokers and are not directed toward the protection of investors.

                           W. R. Berkley Corporation

Introduction

   We are a holding company which, through our subsidiaries, operates in five segments of the property casualty insurance business: specialty lines of insurance (including excess and surplus lines and commercial transportation); alternative markets (including the management of alternative insurance market mechanisms); reinsurance; regional property casualty insurance; and international. All of our domestic insurance subsidiaries have an A.M. Best rating of "A (Excellent)", other than Admiral Insurance Company, which has a rating of "A+ (Superior)".

   We conduct our specialty insurance, alternative markets and reinsurance operations nationwide. We conduct our regional insurance operations primarily in the Midwest, New England, Southern and Mid Atlantic regions of the United States. We currently conduct our international operations in Argentina and the Philippines.

Strategy

   Our strategy is to build value for our shareholders over the long term by focusing on segments of the property casualty insurance business that we believe offer opportunities for excellent returns. We operate a group of autonomous insurance entities that can compete effectively in selected markets within the property casualty industry. We seek to deploy our capital and to position our companies to capitalize on our most profitable opportunities by concentrating on market segments where our flexibility, responsiveness, expertise and strong relationships provide us with a competitive advantage. The following are the basic tenets of our strategy:

  . Autonomous Structure. We operate through subsidiaries that have the flexibility to respond to local or specific market conditions. This structure allows us to be closer to our customers to better understand their individual needs and risk characteristics. We believe that this structure enhances our position within the distribution channels for our products. At the same time, our holding company structure allows us to capitalize on the benefits of economies of scale through centralized capital, investment and reinsurance management, technology strategy and additional actuarial, financial and legal staff support.

  . Specialization. Our decentralized structure allows our operating companies to target specialized markets and products based on local market conditions, underwriting risk and expertise in the business covered. We have developed the expertise that allows us to pursue specialty business niches which we believe present the opportunity for superior underwriting results and higher margins.

  . Disciplined Financial Approach. We manage our businesses with a focus on profitability rather than market share and adjust our premium growth plans and capital allocations accordingly. We invest our assets in a conservative manner and monitor our loss reserves closely.

Strategic Positioning

   We believe that our company has developed a reputation for underwriting expertise and discipline. Our aggregate underwriting results, as measured by statutory combined ratio, were superior to those of the property casualty industry for each of the 13 years preceding, and including, 1998. For the past several years, there has been intense competition in the industry, as there has been an excess of capital seeking premium dollars. In 1999, rather than waiting for the market environment to improve, we began to undertake certain initiatives that we believe will enable us to deliver improved results. As a result of poor industry-wide underwriting results and lower reserve margins, insurers and reinsurers have begun to raise rates. We believe that we have already positioned our operating segments to capitalize on the emerging market opportunities as a result of the following:

  . Specialty. Specialty lines of insurance are, by their nature, customized to provide the client with a risk management solution tailored to its unique needs, as opposed to standard insurance, which is priced more like a commodity. We expect the specialty segment to become even more important to our overall business as we continue to focus increasingly on high-margin, less commodity-like businesses across the organization. We are beginning to see signs of substantial rate increases and tightening of terms for certain specialty lines, which, if these trends continue, we believe will provide us with substantial growth for the segment. We believe that, due to our underwriting expertise, loss control capabilities and claims handling skills, we are well-positioned to take advantage of opportunities in this segment.

  . Alternative Markets. As the primary markets charge higher premiums for the same level of coverage, we expect additional insurance buyers to explore alternative markets insurance mechanisms. In addition, since the fee-based revenues associated with alternative markets services are typically charged as a percentage of premium dollars, higher premiums (resulting from market price increases) should result in increased fee revenues. As an insurer in this market as well as an alternative markets service provider, we believe that we are well-positioned to participate in this growth.

  . Reinsurance. In 2000, we began to focus on reinsurance lines of business which are more specialty-focused and where knowledge and expertise in a specific area are valued over the capital scale of the reinsurance provider. It is in those situations where we feel we can best utilize our intellectual capital to drive the underwriting process. In the first quarter of 2000, we also began redirecting our reinsurance business away from the property sub-segments, which expose us to weather-related and other natural catastrophes, and decided to withdraw altogether from certain markets where we do not view ourselves as having a competitive advantage or where the product base is too commoditized. In addition, within the treaty sub-segment, we are shifting our focus toward excess of loss treaties, which we believe present more profitable opportunities. We anticipate that these changes will allow us to have more significant participations and greater influence over the terms and conditions of coverage. However, due to the shift in our focus, we are expecting a significant reduction in reinsurance premiums.

  . Regional. We have been repositioning this segment to better focus on the more profitable commercial business lines and to de-emphasize our personal lines. As part of this repositioning, we consolidated this segment's operations into four operating regions, which we estimate has resulted in annual after-tax savings of approximately $12 million. By maintaining underwriting functions at the regional company level, we believe that we enjoy a significant competitive advantage over those national insurance companies in the property casualty business with centralized underwriting functions. Although the market remains competitive, we have recently been able to raise our rates and, depending on market conditions, we anticipate that we will be able to continue to do so.

  . International. We began our international operations in 1995 and identified foreign markets that presented opportunities for attractive returns. Our international businesses first achieved profitability in 1999 and are ranked highly in their respective countries. We expect to continue to grow these businesses organically through increased writings in Argentina and the Philippines, where we currently operate, and to seek opportunities in other regions as they develop.

   We also are taking the following strategic initiatives at the corporate level:

  . Capital Management. One critical underpinning to our strategy remains constant: the discipline of maintaining a solid balance sheet. We expect to increase the capital of our operating companies as necessary to take advantage of the change in pricing conditions that began in 2000. During the nine months ended September 30, 2000, we estimate that we achieved average price increases of approximately 10%, with certain specialty lines achieving substantially higher increases. We plan to increase our retention levels by purchasing less reinsurance in order to take advantage of improving market conditions.

  . Recent Organizational Changes. In the fourth quarter of 2000, we instituted a series of internal changes designed to focus our reinsurance business on segments that provide the highest return and to enhance the delivery of expertise to clients and brokers. Under this plan, Signet Star Reinsurance Company was renamed Berkley Insurance Company and became our lead insurance operating company. We then contributed our regional insurance businesses to Berkley Insurance Company, thereby increasing its statutory policyholders' surplus from $363 million at September 30, 2000 to approximately $600 million as of December 31, 2000. We believe this enhances our competitive stance and acceptability in the marketplace. These changes were also designed to promote the "Berkley" brand so that our business units can benefit from our group's well-regarded reputation and professional expertise.

  . Possible Acquisitions. As part of our present strategy, we continue to evaluate possible acquisition transactions on an ongoing basis, and at any given time, we may be engaged in discussions with respect to possible acquisitions. Although we have not completed a significant acquisition since 1995, we consider the acquisition of complementary businesses to be a means of obtaining a further competitive advantage in our business, should we identify suitable acquisition candidates.

Growth Opportunities and Outlook for 2001/1/

   Based on improving market conditions and our analysis of and experience with prior industry cycles, we expect to achieve overall growth in our net premiums written and management fees in excess of 10% in 2001. In particular, based on current market trends, we expect accelerated growth in the specialty segment, our facultative reinsurance operations and portions of our alternative markets segment, accompanied by improvements in terms and conditions. In the regional segment, we expect modest growth as a result of recently achieved and anticipated price increases. As a result of our strategic repositioning, we expect to experience significant reductions in net premiums written in our reinsurance segment and the reinsurance portion of our alternative markets segment. Growth in our specialty and regional segments would be affected, as well, by our expected increase in retention levels.

Industry Segments

   Our net premiums written during the nine month period ended September 30, 2000 were approximately $1.1 billion, divided among our five segments as follows:

                                               Percentage of
                                                    Net
                                              Premiums Written
                                              ----------------
            Specialty........................       18.7%
            Alternative Markets..............       12.2
            Reinsurance......................       18.1
            Regional.........................       43.6
            International....................        7.4
                                                   -----
              Total..........................      100.0%
                                                   =====

--------------------
/1/The following paragraph contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act. These statements are based, among other things, on our analysis of current market trends and are subject to various risks and uncertainties. See "Forward-Looking Statements" and "Risk Factors."

  . Specialty. Our specialty units underwrite complex and sophisticated third-party liability risks, principally within the excess and surplus (E&S) lines, professional liability, surety and commercial transportation markets. Our customers range from those having mid-to-large-sized commercial risks with unique needs to those having products and professional liability exposures. These customers benefit from our specialty unit's ability to evaluate and manage special risks and tailor insurance products for them. Our specialty insurance segment had net premiums written of $207.9 million for the nine months ended September 30, 2000 and $260.4 million for the year ended December 31, 1999. Net premiums of our specialty insurance operations grew at a compound annual rate of 11.0% from 1995 to 1999.

  . Alternative Markets. Our alternative markets property casualty subsidiaries specialize in developing, insuring and administering self-insurance programs and various alternative risk transfer mechanisms. To best serve our clients, we also offer alternative markets reinsurance products, which we coordinate with our other alternative markets products and services. Our clients include employers, employer groups, reinsurers, alternative markets funds and other insurers seeking less costly, more efficient ways to manage exposure to risks. In addition to providing insurance, the alternative markets segment also provides a wide variety of fee-based services, including consulting and administrative services. Our alternative markets segment had net premiums written of $135.9 million for the nine months ended September 30, 2000 and $122.1 million for the year ended December 31, 1999. Management fees for our insurance service operations were $47.3 million for the nine months ended September 30, 2000 and $65.8 million for the year ended December 31, 1999. Total revenues for our alternative markets operations grew at a compound annual rate of 21.0% from 1995 to 1999, which includes our acquisition of Midwest Employers Casualty Company in 1995.

  . Reinsurance. Our reinsurance operations underwrite both traditional and specialized risks, mostly through brokers. Our three operating units are: property casualty treaty, facultative, and fidelity and surety. Increasingly, we are focusing our reinsurance operations on less-commoditized, niche markets where we can add the most value through leveraging our knowledge and experience. Our reinsurance segment had net premiums written of $200.6 million for the nine months ended September 30, 2000 and $309.2 million for the year ended December 31, 1999. Net premiums of our reinsurance operations grew at a compound annual rate of 12.0% from 1995 to 1999.

  . Regional. Our regional subsidiaries principally provide commercial property casualty insurance products to customers in 37 states. Key clients of this segment are small-to-mid-sized businesses and governmental entities. The regional subsidiaries are organized geographically, which provides them with the flexibility to adapt to local market conditions, while enjoying the superior administrative capabilities and financial strength of the W. R. Berkley group. Our regional insurance segment had net premiums written of $484.9 million for the nine months ended September 30, 2000 and $649.8 million for the year ended December 31, 1999. Net premiums of our regional insurance operations grew at a compound annual rate of 9.0% from 1995 to 1999.

  . International. Our international operations are conducted through a limited liability company which is owned 65% by us and 35% by a wholly owned subsidiary of The Northwestern Mutual Life Insurance Company. Our international operations provide both property casualty and life insurance to customers in Argentina and savings and life products to customers in the Philippines. We focus internationally on specific value-added products in markets which we find attractive. Our international operations segment had net premiums written of $82.6 million for the nine months ended September 30, 2000 and $86.2 million for the year ended December 31, 1999. Net premiums of our international operations grew at a compound annual rate of 95.7% from 1995 to 1999.

Recent Developments

   The following discussion is an excerpt of our earnings release dated February 5, 2001 and should be read in conjunction with our unaudited supplemental financial information included elsewhere in this prospectus supplement and the other financial information presented and incorporated by reference herein, including, in particular, our current report on Form 8-K which contains the complete text of the earnings release.

   Revenues for the fourth quarter of 2000 increased 14.0% to $480 million from $422 million for the same period in 1999. Revenues for the year increased 6.0% to $1,781 million from $1,674 million in 1999.

   Operating income for the fourth quarter was $14 million, or $.53 per diluted share, compared with an operating loss of $38 million, or $1.50 per diluted share, for the fourth quarter of 1999. Operating income for the year was $32 million, or $1.23 per diluted share, compared with an operating loss of $23 million, or $.91 per diluted share, for 1999. In the 1999 fourth quarter, we established additional loss reserves for the regional insurance group of approximately $55 million (before tax). There was no comparable reserve adjustment in 2000. Operating income (loss) is defined as net income (loss) before realized investment gains and losses, changes in accounting principles, extraordinary items and, for purposes of this paragraph, restructuring charges.

   Net income for the fourth quarter was $18 million, or $.68 per diluted share, compared with a net loss of $41 million, or $1.59 per diluted share, for the 1999 period. Net income for the year was $36 million, or $1.39 per diluted share, compared with a net loss of $37 million, or $1.43 per diluted share, for 1999.

Corporate Information

   We were organized as a New Jersey corporation in 1967 and reincorporated in Delaware in 1970. Our headquarters are located at 165 Mason Street, Greenwich, Connecticut 06836, and our telephone number is (203) 629-3000.

                                  The Offering

Common stock offered........  2,700,000 shares

Common stock to be
outstanding after this
offering....................  28,356,362 shares

Use of proceeds.............  To provide additional capital for our insurance subsidiaries, for the possible reduction of our indebtedness and for general corporate purposes.

Nasdaq National Market
symbol......................  "BKLY"

   Unless otherwise noted, we assume in this prospectus supplement that the underwriters will not exercise their over-allotment option to purchase an additional 405,000 shares.

   The number of shares of common stock shown above to be outstanding after this offering is based on the number of shares outstanding on December 31, 2000, and excludes unissued shares reserved under various employee compensation plans--namely, 3,986,079 shares issuable upon exercise of stock options granted under our stock option plan, at a weighted average exercise price of $31.57 per share; and 2,647,916 shares reserved for issuance pursuant to stock options not yet granted under our current stock option plan. It also excludes 1,978,300 shares held by certain of our subsidiaries.

                      Summary Consolidated Financial Data

   The summary consolidated financial data shown below (in thousands, except per share data) is derived from and should be read in conjunction with, the financial statements and other financial information which are included in or incorporated by reference into this prospectus supplement. The statutory information shown below is derived from the information reported to state regulatory authorities in accordance with statutory accounting practices, or SAP.

                            Nine Months Ended
                              September 30,                     Year Ended December 31,
                          ---------------------  ----------------------------------------------------------
                             2000       1999        1999        1998        1997        1996        1995
                          ---------- ----------  ----------  ----------  ----------  ----------  ----------
Consolidated GAAP
 Statement of Operations
 Data:
Net premiums written....  $1,111,926 $1,085,652  $1,427,719  $1,346,254  $1,177,641  $1,052,511  $  860,421
Net premiums earned.....   1,091,683  1,051,892   1,414,384   1,278,399   1,111,747     981,221     803,336
Net investment income...     153,025    145,265     190,316     202,420     199,588     164,490     137,332
Management fees and
 commissions............      51,535     55,347      72,344      70,727      71,456      69,246      68,457
Realized investment
 gains (losses).........       1,885     (2,404)     (6,064)     25,400      13,186       7,437      10,357
Total revenues..........   1,301,214  1,251,786   1,673,668   1,582,517   1,400,310   1,225,166   1,021,943
Interest expense........      35,954     38,068      50,801      48,819      48,869      31,963      28,209
Income (loss) before
 Federal and foreign
 income taxes...........      15,408    (10,853)    (79,248)     62,781     129,241     115,049      82,747
Federal and foreign
 income tax (expense)
 benefit................       4,085     17,768      45,766      (5,465)    (30,668)    (25,102)    (17,554)
Income (loss) before
 minority interest......      19,493      6,915     (33,482)     57,316      98,573      89,947      65,193
Net income (loss) before
 preferred dividends....      18,074      6,740     (34,048)     58,760      99,047      90,263      60,882
Preferred dividends.....         --        (497)       (497)     (7,548)     (7,828)    (13,909)    (11,062)
Cumulative effect of
 change in accounting
 principle (net of
 taxes) (1).............         --      (3,250)     (3,250)        --          --          --          --
Extraordinary gain
 (loss) (net of taxes)..         --         735         735      (5,017)        --          --          --
Net income (loss)
 attributable to common
 stockholders...........      18,074      3,728     (37,060)     46,195      91,219      76,354      49,820
Operating income (loss)
 (2)(3).................      16,850      7,806     (30,603)     34,702      82,648      71,520      43,503
Data per common share:
 Basic:
   Net income (loss)
    before change in
    accounting and
    extraordinary item..         .71        .23       (1.35)       1.82        3.09        2.56        1.91
   Net income (loss)....         .71        .14       (1.44)       1.64        3.09        2.56        1.91
   Operating income
    (loss) (2)(3).......         .66        .30       (1.19)       1.23        2.80        2.40        1.67
 Diluted:
   Net income (loss)
    before change in
    accounting and
    extraordinary
    income..............         .70        .23       (1.34)       1.76        3.02        2.53        1.90
   Net income (loss)....         .70        .14       (1.43)       1.59        3.02        2.53        1.90
   Operating income
    (loss) (2)(3).......         .65        .29       (1.19)       1.19        2.74        2.38        1.66
Weighted average shares
 outstanding:
 Basic..................      25,571     25,999      25,823      28,194      29,503      29,792      26,121
 Diluted................      25,769     26,133      25,927      29,115      30,185      30,130      26,262

                                                            December 31,
                         September 30, ------------------------------------------------------
                             2000         1999       1998       1997       1996       1995
                         ------------- ---------- ---------- ---------- ---------- ----------
Consolidated GAAP
 Balance Sheet Data:
Investments (4).........  $3,030,270   $2,975,929 $3,233,458 $3,106,900 $2,991,606 $2,588,346
Total assets............   4,884,904    4,784,791  4,983,431  4,544,318  4,136,973  3,618,684
Reserves for losses and
 loss expenses..........   2,462,114    2,361,238  2,126,566  1,909,688  1,782,703  1,660,020
Long-term debt..........     370,068      394,792    394,444    390,415    390,104    319,287
Company-obligated
 mandatorily redeemable
 capital securities of a
 subsidiary trust
 holding solely 8.197%
 junior subordinated
 debentures.............     198,158      198,126    207,988    207,944    207,901        --
Stockholders' equity....     620,783      591,778    861,281    947,292    879,732    929,815
Book value per share....       24.43        23.10      28.80      28.72      25.13      23.59

                         Nine Months Ended
                           September 30,        Year Ended December 31,
                         ------------------  ---------------------------------
                           2000      1999    1999   1998   1997   1996   1995
                         --------  --------  -----  -----  -----  -----  -----
Selected SAP Operating
 Ratios:
Loss ratio..............     73.5%     72.4%  76.5%  71.2%  66.4%  68.7%  70.7%
Expense ratio...........     34.2      34.9   35.4   34.9   34.4   33.1   31.3
Policyholders' dividend
 ratio..................       .3        .4     .3     .5     .4     .4     .5
                         --------  --------  -----  -----  -----  -----  -----
Combined ratio (5)......    108.0%    107.7% 112.2% 106.6% 101.2% 102.2% 102.5%
                         ========  ========  =====  =====  =====  =====  =====

--------------------
(1) As of January 1, 1999, we adopted the American Institute of Certified Public Accountants (AICPA) Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance Related Assessments."
(2) Operating income (loss) is defined as net income (loss) before realized investment gains and losses, changes in accounting principle and extraordinary gains and losses on early extinguishments of long-term debt. Operating income (loss) includes one-time after-tax restructuring charges of $1,203 for the nine months ended September 30, 2000, $7,294 for the nine months ended September 30, 1999 and $7,294 for the year ended December 31, 1999. Excluding these restructuring charges, operating income (loss) would have been $18,053, $15,100 and $(23,309), respectively, for such periods.
(3) Includes amortization of goodwill of $2,933 and $2,955 for the nine months ended September 30, 2000 and 1999, respectively, and $3,866, $3,178 and $2,950 for the years ended December 31, 1999, 1998 and 1997, respectively.
(4) Includes trading account receivable from brokers and clearing organizations and trading securities sold but not yet purchased.
(5) The combined ratio represents a measure of underwriting profitability, excluding investment income. A number in excess of 100 generally indicates an underwriting loss; a number below 100 generally indicates an underwriting gain.

                                  RISK FACTORS

   Our business faces significant risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described as risks below actually occurs, our business, results of operations or financial condition could be materially and adversely affected. In such case, the trading price of our common stock could decline and you may lose part or all of your investment. You should carefully consider and evaluate all of the information included or incorporated in this prospectus supplement and the accompanying prospectus, including the risk factors listed below, before deciding whether to invest in our common stock.

Insurance Industry Related Risks

Our results may fluctuate as a result of many factors, including cyclical changes in the insurance and reinsurance industry.

   The results of companies in the property casualty insurance industry historically have been subject to significant fluctuations and uncertainties. The industry's profitability can be affected significantly by

  . rising levels of actual costs that are not known by companies at the time they price their products;

  . volatile and unpredictable developments (including weather-related and other natural catastrophes);

  . changes in reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers' liability develop;

  . fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested capital and may impact the ultimate payout of loss amounts; and

  . the long-tail and volatile nature of the reinsurance business, which may impact our operating results and limit opportunities for adequate returns.

   The demand for property casualty insurance can also vary significantly, rising as the overall level of economic activity increases and falling as such activity decreases. The property casualty insurance industry historically has a cyclical nature. Recently, the property casualty insurance industry and especially the commercial lines business have been very competitive. These fluctuations in demand and competition could produce underwriting results that would have a negative impact on our results of operations and financial condition.

We face significant competitive pressures in our businesses.

   We compete with a large number of other companies in our selected lines of business. We compete, and will continue to compete, with major U.S. and non-U.S. insurers and reinsurers, other regional companies, as well as mutual companies, specialty insurance companies, underwriting agencies and diversified financial services companies. Some of our competitors, particularly in the reinsurance business, have greater financial and marketing resources than we do.

   A number of new, proposed or potential legislative or industry developments could further increase competition in our industry. These developments include:

  . the enactment of the Gramm-Leach-Bliley Act of 1999, which could result in increased competition from new entrants to our markets;

  . the implementation of commercial lines deregulation in several states, which could increase competition from standard carriers for our excess and surplus lines of insurance business;

  . programs in which state-sponsored entities provide property insurance in catastrophe prone areas or other alternative markets types of coverage; and

  . changing practices caused by the Internet, which have led to greater competition in the insurance business.

   New competition from these developments could cause the supply and/or demand for insurance or reinsurance to change, which could adversely affect our results of operations and financial condition.

   In addition to competition in the operation of our businesses, we face competition from a variety of sources in attracting and retaining qualified employees. We cannot assure you that we will maintain our current competitive position in the markets in which we operate, or that we will be able to expand our operations into new markets. If we fail to do so, our businesses could be materially adversely affected.

Our actual claims losses may exceed our reserves for claims.

   We maintain loss reserves to cover our estimated liability for unpaid losses and loss adjustment expenses, including legal and other fees as well as a portion of our general expenses, for reported and unreported claims incurred as of the end of each accounting period. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what we expect the ultimate settlement and administration of claims will cost. These estimates, which generally involve actuarial projections, are based on our assessment of facts and circumstances then known, as well as estimates of future trends in claims severity, frequency, judicial theories of liability and other factors. In some cases, long-tail lines of business such as excess workers' compensation and the workers' compensation portion of our reinsurance business are reserved on a discounted basis. The variables described above are affected by both internal and external events, such as changes in claims handling procedures, inflation, judicial and litigation trends and legislative changes. The risk of the occurrence of such events is especially present in our specialty lines and reinsurance businesses. Many of these items are not directly quantifiable in advance. In some areas of our business, the level of reserves we establish is dependent in part upon the actions of third parties that are beyond our control. In our reinsurance and excess workers' compensation businesses, we may not establish sufficient reserves if third parties do not give us advance notice or provide us with appropriate information regarding certain matters. Additionally, there may be a significant delay between the occurrence of the insured event and the time it is reported to us.

   The inherent uncertainties of estimating reserves are greater for certain types of liabilities, where the various considerations affecting these types of claims are subject to change and long periods of time may elapse before a definitive determination of liability is made. Reserve estimates are continually refined in an ongoing process as experience develops and further claims are reported and settled. Adjustments to reserves are reflected in the results of the periods in which such estimates are changed. Because setting reserves is inherently uncertain, we cannot assure you that our current reserves will prove adequate in light of subsequent events.

We anticipate increasing our level of retention in our business.

   We anticipate increasing our retention levels in 2001 for our operations generally due to changes in market conditions and the pricing environment. We expect to purchase less reinsurance (the process by which we transfer, or cede, part of the risk we have assumed to a reinsurance company), thereby retaining more risk. As a result, our earnings could be more volatile, and increased severities could have a material adverse effect upon our results of operations and financial condition. A significant change in our retention levels could also cause our historical financial results, including compound annual growth rates, to be inaccurate indicators of our future performance on a segment or consolidated basis.

As a property casualty insurer, we face losses from catastrophes.

   Property casualty insurers are subject to claims arising out of catastrophes that may have a significant effect on their results of operations, liquidity and financial condition. Catastrophe losses have had a significant impact on our results. Catastrophes can be caused by various events, including hurricanes, windstorms, earthquakes, hailstorms, explosions, severe winter weather and fires. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of our property casualty lines, and most of our past catastrophe-related claims have resulted from severe storms. Seasonal weather variations may affect the severity and frequency of our losses. Insurance companies are not permitted to reserve for a catastrophe until it has occurred. It is therefore possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon our results of operations and financial condition.

We are subject to extensive governmental regulation.

   We are subject to extensive governmental regulation and supervision. Most insurance regulations are designed to protect the interests of policyholders rather than stockholders and other investors. This system of regulation, generally administered by a department of insurance in each state in which we do business, relates to, among other things:

  . standards of solvency, including risk-based capital measurements;

  . restrictions on the nature, quality and concentration of investments;

  . requiring certain methods of accounting;

  . requiring reserves for unearned premium, losses and other purposes; and

  . potential assessments for the provision of funds necessary for the settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies.

   State insurance departments conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies, holding company issues and other matters. Recently adopted federal financial services modernization legislation is expected to lead to additional federal regulation of the insurance industry in the coming years. Also, foreign governments regulate our international operations.

   We cannot assure you that we have or can maintain all required licenses and approvals or that our business fully complies with the wide variety of applicable laws and regulations or the relevant authority's interpretation of the laws and regulations. Also, some regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or monetarily penalize us. That type of action could have a material adverse effect on our business. Also, changes in the level of regulation of the insurance industry (whether federal, state or foreign), or changes in laws or regulations themselves or interpretations by regulatory authorities, could have a material adverse effect on our business.

We are rated by A.M. Best and Standard & Poor's, and a decline in these ratings could adversely affect our operations.

   Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Our insurance company subsidiaries are rated by A.M. Best and certain of our insurance company subsidiaries are rated for their claims-paying ability by Standard & Poor's Corporation, or Standard & Poor's. A.M. Best and Standard & Poor's ratings reflect their opinions of an insurance company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders, are not evaluations directed to investors and are not recommendations to buy, sell or hold our securities. Our ratings are subject to periodic review by A.M. Best and Standard & Poor's and the continued retention of those ratings cannot be assured. The Standard & Poor's 2001 outlook for the U.S. property casualty insurance industry and the Standard & Poor's mid-year 2000 outlook for the U.S. reinsurance industry were negative. Since March 2000, Standard & Poor's has given us a negative rating outlook. While Standard & Poor's recently affirmed our rating of "A+", as long as we remain on negative rating outlook, a downgrade in our rating is possible. If our ratings are reduced from their current levels by A.M. Best and/or Standard & Poor's, our results of operations could be adversely affected.

A significant amount of our assets is invested in fixed income securities and is subject to market fluctuations.

   Our investment portfolio consists substantially of fixed income securities. The fair market value of these assets and the investment income from these assets fluctuate depending on general economic and market conditions. With respect to our investments in fixed income securities, the fair market value of these investments generally increases or decreases in an inverse relationship with fluctuations in interest rates, while net investment income realized by us from future investments in fixed income securities will generally increase or decrease with interest rates. In addition, actual net investment income and/or cash flows from investments that carry prepayment risk (such as mortgage-backed and other asset-backed securities) may differ from those anticipated at the time of investment as a result of interest rate fluctuations. Because substantially all of our fixed income securities are classified as available for sale, changes in the market value of our securities are reflected in our balance sheet. Similar treatment is not available for liabilities. Therefore, interest rate fluctuations could adversely affect our results of operations and financial condition.

We invest some of our assets in merger arbitrage, which is subject to certain risks.

   We invest a portion of our investment portfolio in merger arbitrage. As of September 30, 2000, our investment in merger arbitrage securities represented approximately 15% of our total investment portfolio. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Merger arbitrage differs from other types of investments in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). While our merger arbitrage positions are generally hedged against market declines, these equity investments are exposed primarily to the risk associated with the completion of announced deals, which are subject to regulatory as well as political and other risks.

Our premium writings and profitability are affected by the availability of reinsurance.

   We purchase reinsurance for significant amounts of risk underwritten by our insurance company subsidiaries, especially catastrophe risks. We also purchase reinsurance on risks underwritten by others which we reinsure (a retrocession). Market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase, which may affect the level of our business and profitability. Our reinsurance facilities are generally subject to annual renewal. We cannot assure you that we can maintain our current reinsurance facilities or that we can obtain other reinsurance facilities in adequate amounts and at favorable rates. If we are unable to renew our expiring facilities or to obtain new reinsurance facilities, either our net exposures would increase or, if we are unwilling to bear an increase in net exposures, we would have to reduce the level of our underwriting commitments, especially catastrophe exposed risks. Either of these potential developments could have a material adverse effect on our business.

We do not yet know all the effects of the recent restructuring of certain of our subsidiaries.

   In 2000, we implemented a restructuring plan, pursuant to which we refocused our domestic reinsurance operations. While this restructuring is substantially complete, all of its operating effects are not yet known, and any difficulties caused by such restructuring could adversely affect our results of operations and financial condition.

We are an insurance holding company and, therefore, may not be able to receive dividends in needed amounts.

   Our principal assets are the shares of capital stock of our insurance company subsidiaries. We have to rely on dividends from our insurance company subsidiaries to meet our obligations for paying principal and interest on outstanding debt obligations and for paying dividends to stockholders and corporate expenses. The payment of dividends by our insurance company subsidiaries is subject to regulatory restrictions and will depend on the surplus and future earnings of these subsidiaries, as well as the regulatory restrictions. As a result, we may not be able to receive dividends from these subsidiaries at times and in amounts necessary to meet our obligations or pay dividends.

We may not find suitable acquisition candidates and even if we do, we may not successfully integrate any such acquired companies.

   As part of our present strategy, we continue to evaluate possible acquisition transactions on an ongoing basis, and at any given time, we may be engaged in discussions with respect to possible acquisitions. We cannot assure you that we will be able to identify suitable acquisition transactions, that such transactions will be financed and completed on acceptable terms or that our future acquisitions will be successful. The process of integrating any companies we do acquire may have a material adverse effect on our results of operations and financial condition.

If we do not invest substantial amounts in our information systems and technology, our business may be harmed.

   Integrated management information and processing systems are vital to our ability to monitor costs, collect receivables and achieve operating efficiencies. As we continue our growth, the need for sophisticated information systems and technology will increase significantly. The cost of implementing such systems has been, and is expected to continue to be, substantial. The failure of our information or processing systems, or our failure to upgrade systems as necessary, could have a material adverse effect on our results of operations and financial condition.

We cannot guarantee that our reinsurers will pay in a timely fashion, if at all.

   We purchase reinsurance by transferring part of the risk that we have assumed (known as ceding) to a reinsurance company in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us (the reinsured) of our liability to our policyholders or, in cases where we are a reinsurer, to our reinsureds. Accordingly, we bear credit risk with respect to our reinsurers. We cannot assure you that our reinsurers will pay the reinsurance recoverables owed to us or that they will pay such recoverables on a timely basis.

Our international operations expose us to risks.

   Certain assets held by our foreign subsidiaries are subject to foreign currency risk. Our principal area of exposure relates to fluctuations in exchange rates between each of the Argentinean and Philippine peso and the U.S. dollar. Consequently, a change in the exchange rate between the U.S. dollar and either the Argentinean or Philippine peso could have an adverse effect on our results of operations and financial condition. We are additionally subject to political and economic risks in these countries.

Investment Related Risks

Our charter documents, Delaware law and stockholders rights plan, as well as state insurance statutes, will make it more difficult to acquire us and may discourage takeover attempts and thus depress the market price of our common stock.

   Certain provisions of Delaware law, our certificate of incorporation and our by-laws have the effect of making more difficult or discouraging unsolicited takeover bids from third parties. While these provisions have the effect of encouraging persons seeking to acquire control of us to negotiate with our board of directors, they could also limit our stockholders' opportunity to dispose of their shares at the premium prices typically associated with such takeover attempts.

   For example, our certificate of incorporation and by-laws provide for a board of directors divided into three classes, with one class being elected each year to serve for a three-year term. As a result, at least two annual meetings of stockholders may be required for stockholders to change a majority of our board of directors. Pursuant to our share purchase rights plan, holders of our common stock will receive rights to purchase shares of preferred stock that have the same dividend, liquidation and voting rights as shares of our common stock upon the occurrence of certain events that could lead to a person or group acquiring 15% or more of our outstanding common stock. In addition to being subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in business combinations with certain stockholders, our certificate of incorporation requires the affirmative vote of 80% of our stockholders to approve mergers and other similar transactions between us and certain stockholders.

   We are subject to state statutes governing insurance holding company systems which would commonly require that any person or entity desiring to purchase more than 10% of our outstanding voting securities must obtain regulatory approval of the purchase. Under Florida law, which is applicable to us due to our ownership of Carolina Casualty Insurance Company, a Florida domiciled insurer, the acquisition of more than 5% of our capital stock must receive state regulatory approval. Applicable state insurance company laws and regulations could delay or impede a change of control of W. R. Berkley.

Certain of our institutional stockholders and management may influence actions requiring stockholder approval.

   Based on the most recently available public filings, Franklin Resources, Inc., Capital Research and Management Company and Neuberger & Berman Pension Management (with their respective affiliates) held 4,305,090, 1,600,000 and 1,392,417 shares of common stock, respectively, representing approximately 16.8%, 6.2% and 5.4%, respectively, of our outstanding common stock as of December 31, 2000. In addition, as of December 31, 2000, William R. Berkley, our founder, chairman and president, held 4,038,569 shares of common stock (including currently exercisable options), representing approximately 15.7% of our outstanding common stock as of such date. As a result, these stockholders, acting alone or together, may be able to influence matters requiring approval by our stockholders.

Our management will have broad discretion to use the proceeds of this offering and some uses may not yield a favorable return.

   The net proceeds of this offering have not been allocated for specific uses. Our management will have broad discretion to spend the proceeds from this offering in ways with which stockholders may not agree. The failure of our management to use these funds effectively could result in unfavorable returns. This could have significant adverse effects on our financial condition and could cause the price of our common stock to decline.

                                USE OF PROCEEDS

   We estimate that we will receive approximately $106 million in net proceeds from this offering, based upon a public offering price of $41.50 per share, after deducting approximately $6 million in underwriting discounts and commissions and our estimated expenses for this offering.

   We intend to use the net proceeds from this offering for additional capital for our insurance subsidiaries and for general corporate purposes. We may also use the proceeds of this offering to reduce some of our indebtedness, depending on market conditions. As of December 31, 2000, the weighted average interest rate for our long-term indebtedness was 7.7% with maturities from March 4, 2003 to January 1, 2022. Until we use the net proceeds of this offering, we intend to invest the net proceeds in U.S. Treasury and government agency obligations and high grade corporate debt securities and commercial paper.

   This use of proceeds does not reflect the underwriters' exercise of their over-allotment option. If the underwriters exercise their over-allotment option in full, we will receive additional net proceeds of approximately $16 million.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

   Our common stock is traded on The Nasdaq Stock Market's National Market under the symbol "BKLY." The following table sets forth the high and low sale prices for the indicated periods, all as reported on The Nasdaq Stock Market's National Market.

                                                                     Common
                                                                 Dividends Paid
                                                    High   Low    (Per Share)
                                                   ------ ------ --------------
   2001
   First Quarter (through February 28, 2001)...... $47.31 $34.94      $.13


   2000
   Fourth Quarter................................. $47.63 $30.75      $.13
   Third Quarter.................................. $35.23 $18.38      $.13
   Second Quarter................................. $23.19 $18.13      $.13
   First Quarter.................................. $23.48 $14.00      $.13


   1999
   Fourth Quarter................................. $23.75 $19.81      $.13
   Third Quarter.................................. $27.94 $21.63      $.13
   Second Quarter................................. $29.13 $24.38      $.13
   First Quarter.................................. $36.25 $23.75      $.12

   The closing price of our common stock on February 28, 2001, as reported on The Nasdaq Stock Market's National Market was $42.69 per share.

   Our ability to pay dividends is dependent upon, among other things, the availability of dividends from our insurance company subsidiaries. Our insurance company subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities.

                                 CAPITALIZATION

   The following table shows our capitalization at December 31, 2000, and as adjusted to give effect to the sale of the common stock offered by this prospectus supplement based upon a public offering price of $41.50 per share and underwriting discounts and commissions and estimated offering expenses of approximately $6 million. The table further assumes that none of the proceeds of the offering are used to pay indebtedness.

                                                           Actual    As Adjusted
                                                         ----------  -----------
                                                         (in thousands, except
                                                            per share data)
Long-term debt.........................................  $  370,158  $  370,158
Company-obligated mandatorily redeemable capital
 securities of a subsidiary trust holding solely 8.197%
 junior subordinated debentures of the Company due
 December 15, 2045.....................................     198,169     198,169
Minority interest......................................      31,877      31,877
Stockholders' equity:
  Preferred stock, par value $.10 per share:
    Authorized 5,000,000 shares; no shares issued......         --          --
  Common stock, par value $.20 per share:
    Authorized 80,000,000 shares, issued and
     outstanding, net of treasury shares, 25,656,362
     and 28,356,362 shares.............................       7,281       7,821
Additional paid-in capital.............................     334,061     439,520
Retained earnings......................................     574,345     574,345
Accumulated other comprehensive income.................      19,371      19,371
Treasury stock, at cost, 10,747,482 shares.............    (254,162)   (254,162)
                                                         ----------  ----------
  Total stockholders' equity...........................     680,896     786,895
                                                         ----------  ----------
    Total capitalization...............................  $1,281,100  $1,387,099
                                                         ==========  ==========
Ratios:
 Long-term debt to total capitalization................        28.9%       26.7%
 Long-term debt and company-obligated mandatorily
  redeemable capital securities to total
  capitalization.......................................        44.4%       41.0%
 Book value per share..................................      $26.54      $27.75

                                    BUSINESS

General

   We are a holding company which, through our subsidiaries, operates in five segments of the property casualty insurance business: specialty lines of insurance (including excess and surplus lines and commercial transportation); alternative markets (including the management of alternative insurance market mechanisms); reinsurance; regional property casualty insurance; and international. All of our domestic insurance subsidiaries have an A.M. Best rating of "A (Excellent)", other than Admiral Insurance Company, which has a rating of "A+ (Superior)". A.M. Best's ratings are based upon factors of concern to policyholders, insurance agents and brokers and are not directed toward the protection of investors. A.M. Best states: "Best's Ratings reflect [its] opinion as to the relative financial strength and performance of each insurer in comparison with others, based on [its] analysis of the information provided to [it]. These ratings are not a warranty of an insurer's current or future ability to meet its contractual obligations." A.M. Best reviews its ratings on a periodic basis, and ratings of our subsidiaries are therefore subject to change.

   We conduct our specialty insurance, alternative markets and reinsurance operations nationwide. We conduct our regional insurance operations primarily in the Midwest, New England, Southern and Mid Atlantic regions of the United States. We currently conduct our international operations in Argentina and the Philippines.

   Our net premiums written grew at a compound annual rate of 13.5% from 1995 to 1999. Our net premiums written were divided among our five segments as follows:


                           Nine Months
                              Ended                   Year Ended December 31,
                          September 30, --------------------------------------------------------
                              2000         1999        1998        1997        1996       1995
                          ------------- ----------  ----------  ----------  ----------  --------
                                                (Amounts in thousands)
Net premiums written:
  Specialty insurance
   operations...........   $  207,930   $  260,380  $  254,003  $  219,272  $  214,738  $171,520
  Alternative markets
   operations...........      135,936      122,137     106,195      90,870      76,876    25,998
  Reinsurance
   operations...........      200,605      309,181     269,634     206,652     218,200   196,299
  Regional insurance
   operations...........      484,898      649,849     641,316     618,768     517,515   460,732
  International
   operations...........       82,557       86,172      75,106      42,079      25,182     5,872
                           ----------   ----------  ----------  ----------  ----------  --------
   Total................   $1,111,926   $1,427,719  $1,346,254  $1,177,641  $1,052,511  $860,421
                           ==========   ==========  ==========  ==========  ==========  ========
Percentage of net
 premiums written:
  Specialty insurance
   operations...........         18.7%        18.2%       18.9%       18.6%       20.4%     19.9%
  Alternative markets
   operations...........         12.2          8.6         7.9         7.7         7.3       3.0
  Reinsurance
   operations...........         18.1         21.7        20.0        17.5        20.7      22.8
  Regional insurance
   operations...........         43.6         45.5        47.6        52.6        49.2      53.6
  International
   operations...........          7.4          6.0         5.6         3.6         2.4        .7
                           ----------   ----------  ----------  ----------  ----------  --------
   Total................        100.0%       100.0%      100.0%      100.0%      100.0%    100.0%
                           ==========   ==========  ==========  ==========  ==========  ========

Strategy

   Our strategy is to build value for our shareholders over the long term by focusing on segments of the property casualty insurance business that we believe offer opportunities for excellent returns. We operate a group of autonomous insurance entities that can compete effectively in selected markets within the property casualty industry. We seek to deploy our capital and to position our companies to capitalize on our most profitable opportunities by concentrating on market segments where our flexibility, responsiveness, expertise and strong relationships provide us with a competitive advantage. The following are the basic tenets of our strategy:

  . Autonomous Structure. We operate through subsidiaries that have the flexibility to respond to local or specific market conditions. This structure allows us to be closer to our customers to better understand their individual needs and risk characteristics. We believe this structure enhances our position within the distribution channels for our products. At the same time, our holding company structure allows us to capitalize on the benefits of economies of scale through centralized capital, investment and reinsurance management, technology strategy and additional actuarial, financial and legal staff support.

  . Specialization. Our decentralized structure allows our operating companies to target specialized markets and products based on local market conditions, underwriting risk and expertise in the business covered. We have developed the expertise that allows us to pursue specialty business niches which we believe present the opportunity for superior underwriting results and higher margins.

  . Disciplined Financial Approach. We manage our businesses with a focus on profitability rather than market share and adjust our premium growth plans and capital allocations accordingly. We invest our assets in a conservative manner and monitor our loss reserves closely.

Strategic Positioning

   We believe that our company has developed a reputation for underwriting expertise and discipline. Our aggregate underwriting results, as measured by statutory combined ratio, were superior to those of the property casualty industry for each of the 13 years preceding, and including, 1998. For the past several years, there has been intense competition in the industry, as there has been an excess of capital seeking premium dollars. In 1999, rather than waiting for the market environment to improve, we began to undertake certain initiatives that we believe will enable us to deliver improved results. As a result of poor industry-wide underwriting results and lower reserve margins, insurers and reinsurers have begun to raise rates. We believe that we have already positioned our operating segments to capitalize on the emerging market opportunities as a result of the strategic initiatives described in the respective business segment sections that follow. We are also taking the following strategic initiatives at the corporate level:

  . Capital Management. One critical underpinning to our strategy remains constant: the discipline of maintaining a solid balance sheet. We expect to increase the capital of our operating companies as necessary to take advantage of the change in pricing conditions that began in 2000. During the nine months ended September 30, 2000, we estimate that we achieved average price increases of approximately 10%, with certain specialty lines achieving substantially higher increases. We plan to increase our retention levels by purchasing less reinsurance in order to take advantage of improving market conditions.

  . Recent Organizational Changes. In the fourth quarter of 2000, we instituted a series of internal changes designed to focus our reinsurance business on segments that provide the highest return and to enhance the delivery of expertise to clients and brokers. Under this plan, Signet Star Reinsurance Company was renamed Berkley Insurance Company and became our lead insurance operating company. We then contributed our regional insurance businesses to Berkley Insurance Company, thereby increasing its statutory policyholders' surplus from $363 million at September 30, 2000 to approximately $600 million as of December 31, 2000. We believe this enhances our competitive stance and acceptability in the marketplace. These changes were also designed to promote the "Berkley" brand so that our business units can benefit from our group's well-regarded reputation and professional expertise.

  . Possible Acquisitions. As part of our present strategy, we continue to evaluate possible acquisition transactions on an ongoing basis, and at any given time, we may be engaged in discussions with respect to possible acquisitions. Although we have not completed a significant acquisition since 1995, we consider the acquisition of complementary businesses to be a means of obtaining a further competitive advantage in our business, should we identify suitable acquisition candidates.

Recent Developments

   The following discussion is an excerpt of our earnings release dated February 5, 2001 and should be read in conjunction with our unaudited supplemental financial information included elsewhere in this prospectus supplement and the other financial information presented and incorporated by reference herein, including, in particular, our current report on Form 8-K which contains the complete text of the earnings release.

   Revenues for the fourth quarter of 2000 increased 14.0% to $480 million from $422 million for the same period in 1999. Revenues for the year increased 6.0% to $1,781 million from $1,674 million in 1999.

   Operating income for the fourth quarter was $14 million, or $.53 per diluted share, compared with an operating loss of $38 million, or $1.50 per diluted share, for the fourth quarter of 1999. Operating income for the year was $32 million, or $1.23 per diluted share, compared with an operating loss of $23 million, or $.91 per diluted share, for 1999. In the 1999 fourth quarter, we established additional loss reserves for the regional insurance group of approximately $55 million (before tax). There was no comparable reserve adjustment in 2000. Operating income (loss) is defined as net income (loss) before realized investment gains and losses, changes in accounting principles, extraordinary items and, for purposes of this paragraph, restructuring charges.

   Net income for the fourth quarter was $18 million, or $.68 per diluted share, compared with a net loss of $41 million, or $1.59 per diluted share, for the 1999 period. Net income for the year was $36 million, or $1.39 per diluted share, compared with a net loss of $37 million, or $1.43 per diluted share, for 1999.

Growth Opportunities and Outlook for 2001/1/

   Based on improving market conditions and our analysis of and experience with prior industry cycles, we expect to achieve overall growth in our net premiums written and management fees in excess of 10% in 2001. In particular, based on current market trends, we expect accelerated growth in the specialty segment, our facultative reinsurance operations and portions of our alternative markets segment, accompanied by improvements in terms and conditions. In the regional segment, we expect modest growth as a result of recently achieved and anticipated price increases. As a result of our strategic repositioning, we expect to experience significant reductions in net premiums written in our reinsurance segment and the reinsurance portion of our alternative markets segment. Growth in our specialty and regional segments would be affected, as well, by our expected increase in retention levels.

Industry Segments

 Specialty

   Our specialty units underwrite complex and sophisticated third-party liability risks, principally within the excess and surplus (E&S) lines, professional liability, surety and commercial transportation markets. Our
---------------------
/1/The following paragraph contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act. These statements are based, among other things, on our analysis of current market trends and are subject to various risks and uncertainties. See "Forward-Looking Statements" and "Risk Factors."

customers range from those having mid-to-large-sized commercial risks with unique needs to those having products and professional liability exposures. These customers benefit from our specialty unit's ability to evaluate and manage special risks and tailor insurance products for them. Our specialty insurance segment had net premiums written of $207.9 million for the nine months ended September 30, 2000 and $260.4 million for the year ended
December 31, 1999. Net premiums of our specialty insurance operations grew at a compound annual rate of 11.0% from 1995 to 1999.

   Our specialty segment is organized into a number of companies to meet the needs of our customers most effectively. We divide the different companies within the segment along the different customer bases and product lines which they serve. The specialty units deliver their products nationwide through a variety of distribution channels depending on the customer base and particular risks insured.

   Our specialty subsidiaries write E&S lines on a non-admitted basis exclusively through wholesale agents and managing general agents. These E&S lines include general liability insurance, such as products liability and professional liability, surety and commercial transportation. Professional liability insurance mostly consists of directors' and officers' coverages and coverages for various professional services, including errors and omissions policies (typically known as E&O), professional associations and other similar coverages. Surety insurance involves the underwriting of contract and commercial classes of surety bonds, which are posted by construction contractors against the completion of a project. The companies within our specialty segment cater to a range of customers with unique needs. During 2000, in response to the competitive market environment, we substantially reduced our writings of commercial transportation business and ceased issuing policies for nursing homes and assisted care facilities. However, in 2001, we expect to increase our writings of commercial transportation business.

   The customers of the specialty segment are highly diverse. Larger commercial customers seek specialized E&S policies such as products liability, where we have developed a reputation for our expertise. We are also active in underwriting small-to-medium-sized E&S risks. Our other customers include long-haul trucking providers (who utilize our commercial transportation insurance), New York City area condominium, cooperative and rental apartment buildings (who utilize our various package insurance programs), executive officers and directors of corporations (who utilize our directors' and officers' insurance) and building contractors (who utilize our surety bond insurance).

   The following table sets forth the percentages of gross premiums written for each line of business of our specialty segment operations:

                               Nine Months
                                  Ended        Year Ended December 31,
                              September 30, ---------------------------------
                                  2000      1999   1998   1997   1996   1995
                              ------------- -----  -----  -----  -----  -----
General Liability............      40.5%     30.5%  28.2%  34.1%  35.3%  37.6%
Automobile Liability.........      11.0      18.3   19.0   17.7   20.9   27.5
Professional Liability.......      14.6      16.5   16.9   14.7   12.1    7.0
Directors and Officers
 Liability...................       6.8       6.6    7.7    8.1   10.0    9.0
Fire and Allied Lines........       9.4       7.7    7.1    7.5    7.1    4.9
Automobile Physical Damage...       4.4       6.4    6.1    4.9    5.3    6.8
Medical Malpractice..........       3.7       6.0    6.1    4.0    3.3    2.3
Inland Marine................       1.6       1.9    1.8    1.5    1.6    2.1
Commercial Multi-Peril.......       3.8       3.3    3.1    3.0    1.0    0.7
Surety.......................       2.7       2.1    2.0    1.9    1.3    0.8
Workers' Compensation........       0.8       0.6    1.9    2.5    1.7    0.7
Other........................       0.7       0.1    0.1    0.1    0.4    0.6
                                  -----     -----  -----  -----  -----  -----
  Total......................     100.0%    100.0% 100.0% 100.0% 100.0% 100.0%
                                  =====     =====  =====  =====  =====  =====

   Strategy and Outlook. Specialty lines of insurance are, by their nature, customized to provide the client with a risk management solution tailored to its unique needs, as opposed to standard insurance, which is priced more like a commodity. These insurance solutions require skilled and creative underwriters, which we believe we possess. As in all of our business lines, the specialty segment is most attractive when we can effectively deploy our expertise and leverage our customer relationships. For example, we place the decision-making authority for these specialized policies at the operational level, where our insurance market specialists--whom we believe are the best equipped to evaluate and underwrite the risks--are located. This contrasts with the practices of companies that concentrate decision-making authority in the hands of a centralized underwriting structure.

   Similar to our other business lines, we focus within the specialty segment on businesses that we believe offer the most profitable or advantageous opportunities, rather than on market share. This disciplined approach has resulted in the specialty segment being consistently profitable over time. We expect the specialty segment to become even more important to our overall business as we continue to focus increasingly on high-margin, less commodity-like businesses across the organization. We are beginning to see signs of substantial rate increases and tightening of terms for certain specialty lines, which, if these trends continue, we believe will provide us with substantial growth for the segment. We believe that, due to our underwriting expertise, loss control capabilities and claim handling skills, we are well-positioned to take advantage of opportunities in this segment.

 Alternative Markets

   Our alternative markets property casualty subsidiaries specialize in developing, insuring and administering self-insurance programs and various alternative risk transfer mechanisms. To best serve our clients, we also offer alternative markets reinsurance products, which we coordinate with our other alternative markets products and services. Our clients include employers, employer groups, reinsurers, alternative markets funds and other insurers seeking less costly, more efficient ways to manage exposure to risks. In addition to providing insurance, the alternative markets segment also provides a wide variety of fee-based services, including consulting and administrative services. Our alternative markets segment had net premiums written of $135.9 million for the nine months ended September 30, 2000 and $122.1 million for the year ended December 31, 1999. Management fees for our insurance service operations were $47.3 million for the nine months ended September 30, 2000 and $65.8 million for the year ended December 31, 1999. Total revenues for our alternative markets operations grew at a compound annual rate of 21.0% from 1995 to 1999, which includes our acquisition of Midwest Employers Casualty Company in 1995.

   Our decentralized structure is particularly important for our alternative markets subsidiaries because it allows them the freedom to be responsive to both the needs of our clients and the dynamics of this rapidly changing and highly complex market. Each of our alternative markets divisions is involved in risk management and is organized according to one of the following product areas: marketing excess workers' compensation, or EWC, and related risk management services, including a full range of consulting services; insuring primary workers' compensation risks for small employers' associations and employer groups in North Carolina and California; offering reinsurance products to alternative markets clients; and providing non-risk bearing administrative services nationwide.

   EWC insurance provides coverage to a self-insured employer once the employer's losses exceed the employer's retention amount. Our agents market EWC insurance primarily to employers and employer groups that have elected and qualified for or have been approved by state regulatory authorities to self-insure their workers compensation claims. Our subsidiaries offer a full range of alternative solutions customized to meet risk financing needs for various structures, such as alternative markets plans, captive insurance companies, retention pools, risk retention groups, self-funded plans and specialty insurance company programs.

   Our subsidiaries also specialize in providing custom designed reinsurance products and services through brokers to alternative markets clients, such as captive insurance companies, risk retention groups, public entity insurance trusts and governmental pools. These clients are generally self-insured vehicles which provide insurance buyers with a mechanism for assuming part of their own risk, managing their exposures, modifying their loss costs and, ultimately, participating in the underwriting results. Our alternative markets operation is expanding its efforts to service single-parent captives by leveraging its resources and its relationships with affiliates and establishing strategic alliances with nonaffiliated captive managers.

   We view our interaction with clients through consulting and other advisory services as central to our marketing efforts in the alternative markets. Program management services that our subsidiaries provide include property casualty and workers' compensation third-party administration, claims adjustment and management, employee benefit consulting, employee benefit third-party administration, financial accounting, insurance and reinsurance risk transfer, loss control and safety consulting, management information systems, regulatory compliance and relations, risk management consulting, alternative markets plan management, statistical analysis, underwriting and rating and policy issuance.

   The following table sets forth the percentages of revenues (including premiums, investment income and management fees) for our alternative markets divisions:

                                     Nine Months
                                        Ended       Year Ended December 31,
                                    September 30, ----------------------------
                                        2000      1999  1998  1997  1996  1995
                                    ------------- ----  ----  ----  ----  ----
Excess workers' compensation.......       29%      32%   38%   46%   49%   15%
Primary workers' compensation......       20       18    11    --    --    --
Administrative services............       24       27    29    36    37    63
Reinsurance........................       27       23    22    18    14    22
                                         ---      ---   ---   ---   ---   ---
  Total............................      100%     100%  100%  100%  100%  100%
                                         ===      ===   ===   ===   ===   ===

   Strategy and Outlook. We believe that there has been a reduction of underwriting capacity in this market. This market dynamic, coupled with price increases in conventional markets, presents an opportunity for those providers still serving alternative markets. As the primary markets charge higher premiums for the same level of coverage, we expect additional insurance buyers to explore alternative markets insurance mechanisms. To help our customers adapt to this new environment, we expect to provide insurance products or services through alternative markets packages. In addition, since the fee-based revenues associated with alternative markets services are typically charged as a percentage of premium dollars, higher premiums (resulting from market price increases) should result in increased fee revenues. As an insurer in this market as well as an alternative markets service provider, we believe that we are well-positioned to participate in this growth.

 Reinsurance

   Our reinsurance operations underwrite both traditional and specialized risks. Our three operating units are: property casualty treaty, facultative, and fidelity and surety. Increasingly, we are focusing our reinsurance operations on less-commoditized, niche markets where we can add the most value through leveraging our knowledge and experience. Our reinsurance segment had net premiums written of $200.6 million for the nine months ended September 30, 2000 and $309.2 million for the year ended December 31, 1999. Net premiums of our reinsurance operations grew at a compound annual rate of 12.0% from 1995 to 1999.

   We principally operate as a broker market reinsurer, and our reinsurance operations are conducted nationwide primarily through three operating units:

  . Property Casualty Treaty. Our Property Casualty Treaty Division is our largest business unit in terms of personnel and premiums written and is committed exclusively to the broker market segment of the treaty reinsurance industry. It operates in specialty and standard reinsurance lines. For this unit, we are de-emphasizing more traditional property casualty coverage lines of business, which have experienced intense competition brought on, in part, by excess capacity. Instead, we are focusing on more profitable businesses such as excess of loss treaties and specialty reinsurance coverage, where we expect opportunities for better margins.

  . Facultative. Our Facultative Division specializes in individual certificate and program facultative business. Its experienced underwriters seek to offset the underwriting and pricing cycles in the underlying insurance business by developing risk management solutions and through superior risk selection. We have recently experienced increased submissions and firming of pricing in our facultative business.

  . Fidelity and Surety. Our Fidelity and Surety Division operates as a lead reinsurer in this niche market of the property casualty industry where its specialized knowledge and expertise are essential to meet the needs of fidelity and surety primary writers. Business is marketed principally through brokers as well as directly to clients not served by intermediaries.

   The following table sets forth the percentages of gross premiums written for each line of business of our reinsurance operations:

                                Nine Months
                                   Ended        Year Ended December 31,
                               September 30, ---------------------------------
                                   2000      1999   1998   1997   1996   1995
                               ------------- -----  -----  -----  -----  -----
  Treaty:
    Casualty and other........      51.4%     46.0%  39.7%  38.7%  45.1%  46.6%
    Property and related
     lines....................      11.6      15.1   19.1   16.1   23.3   26.8
    Professional and
     specialty................       8.4      10.1    8.4    5.5    4.7    4.8
                                   -----     -----  -----  -----  -----  -----
      Subtotal................      71.4      71.2   67.2   60.3   73.1   78.2
  Facultative.................      18.7      14.9   14.8   15.4   11.7   14.2
  Fidelity and Surety.........       7.3       7.7    6.8   10.5    9.5    7.6
  Latin American and
   Caribbean..................       2.6       6.2   11.2   13.8    5.7    --
                                   -----     -----  -----  -----  -----  -----
    Total.....................     100.0%    100.0% 100.0% 100.0% 100.0% 100.0%
                                   =====     =====  =====  =====  =====  =====

   Strategy and Outlook. In 2000, we began to focus on reinsurance lines of business which are more specialty-focused and where knowledge and expertise in a specific area is valued over the capital scale of the reinsurance provider. It is in those situations where we can best utilize our intellectual capital to drive the underwriting process. In the first quarter of 2000, we also began redirecting our reinsurance business away from the property sub-segments, which expose us to weather-related and other natural catastrophes, and decided to withdraw altogether from certain markets where we do not view ourselves as having a competitive advantage or where the product base is too commoditized. In addition, within the treaty sub-segment, we are shifting our focus toward excess of loss treaties, which we believe present more profitable opportunities. We anticipate that these changes will allow us to have more significant participations and greater influence over the terms and conditions of coverage. However, due to the shift in our focus, we are expecting a significant reduction in reinsurance premiums. This reduction, as well as the long-tail and volatile nature of the reinsurance business, may impact our ability to generate adequate returns.

 Regional

   Our regional subsidiaries principally provide commercial property casualty insurance products to customers in 37 states. Key clients of this segment are small-to-mid-sized businesses and governmental entities. Our regional insurance segment had net premiums written of $484.9 million for the nine months ended September 30, 2000 and $649.8 million for the year ended December 31, 1999. Net premiums of our regional insurance operations grew at a compound annual rate of 9.0% from 1995 to 1999.

   The regional subsidiaries are organized geographically, which provides them with the flexibility to adapt to local market conditions, while enjoying the superior administrative capabilities and financial strength of the
W. R. Berkley group.

   Our regional operation was reorganized in 1999 from ten operating regions to four. As part of that reorganization, we streamlined our workforce by approximately 20% and we estimate that the consolidation resulted in annual after-tax savings of approximately $12 million, which improved our expense ratio for the nine months ended September 30, 1999. These and related measures, which included pricing improvements, helped us improve our statutory combined ratio for the segment from 113% for the nine months ended September 30, 1999 to 110% for the nine months ended September 30, 2000.

   Our regional insurance companies primarily sell our insurance products through a network of non-exclusive independent agents who are compensated on a commission basis. We are a leading property casualty regional insurance business in our target agency market.

   Our regional companies underwrite all major commercial and personal lines, as detailed below as a percentage of direct premiums written:

                                 Nine Months
                                    Ended        Year Ended December 31,
                                September 30, ---------------------------------
                                    2000      1999   1998   1997   1996   1995
                                ------------- -----  -----  -----  -----  -----
Commercial Multi-Peril.........      22.9%     21.9%  20.7%  20.5%  20.8%  21.5%
Workers' Compensation..........      18.0      17.8   18.6   19.3   20.1   20.8
Automobile:
  Personal.....................      13.0      14.3   14.8   15.2   16.4   17.4
  Commercial...................      22.0      21.7   20.8   19.6   17.4   15.6
General Liability..............       7.2       7.0    6.9    6.8    6.5    6.1
Homeowners.....................       6.7       5.8    6.3    7.1    7.9    8.7
Fire and Allied Lines..........       4.0       4.5    4.7    5.0    4.7    4.6
Inland Marine..................       3.5       3.6    3.4    2.0    2.8    2.6
Other..........................       2.7       3.4    3.8    4.5    3.4    2.7
                                    -----     -----  -----  -----  -----  -----
    Total......................     100.0%    100.0% 100.0% 100.0% 100.0% 100.0%
                                    =====     =====  =====  =====  =====  =====

   Strategy and Outlook. We have been repositioning this segment to better focus on the more profitable commercial business lines and to de-emphasize our personal lines. By maintaining underwriting functions at the regional company level, we believe that we enjoy a significant competitive advantage over those national insurance companies in the property casualty business with centralized underwriting functions. Our structure and the strength of this segment also allow us to compete more effectively with regional carriers. Although the market remains competitive, we have recently been able to raise our rates and, depending on market conditions, we anticipate that we will be able to continue to do so.

 International

   We began our international operations in 1995 and identified foreign markets that presented opportunities for attractive returns. We focus internationally on specific value-added products in markets which we find attractive. Our international operations segment had net premiums written of $82.6 million for the nine months ended September 30, 2000 and $86.2 million for the year ended December 31, 1999. Net premiums of our international operations grew at a compound annual rate of 95.7% from 1995 to 1999.

   Our international operations are conducted through a limited liability company which is owned 65% by us and 35% by a wholly owned subsidiary of The Northwestern Mutual Life Insurance Company. Applying the same approach that we take to our domestic businesses, we believe that decentralized control is key to the success of our international effort. For example, we hire local insurance executives who have specialized knowledge of their customers, markets and products and we link their compensation to meeting performance objectives.

   In Argentina, we offer customers commercial and personal property casualty insurance in addition to life insurance and workers' compensation lines. In the Philippines, we provide savings and life products to customers, including endowment policies to pre-fund education costs and retirement income.

   The following table sets forth the percentages of gross premiums for our international operations:

                                 Nine Months
                                    Ended        Year Ended December 31,
                                September 30, ---------------------------------
                                    2000      1999   1998   1997   1996   1995
                                ------------- -----  -----  -----  -----  -----
Argentina:
  Property Casualty............      72.3%     72.3%  85.5%  96.3% 100.0% 100.0%
  Life.........................      14.7      16.5   10.9    3.7    --     --
                                    -----     -----  -----  -----  -----  -----
    Subtotal...................      87.0      88.8   96.4  100.0  100.0  100.0
Philippines....................      13.0      11.2    3.6    --     --     --
                                    -----     -----  -----  -----  -----  -----
    Total......................     100.0%    100.0% 100.0% 100.0% 100.0% 100.0%
                                    =====     =====  =====  =====  =====  =====

   Strategy and Outlook. In Argentina, we market and sell our products using local agents. In the Philippines, we have employed a different model using an innovative direct marketing approach that combines a local sales force with our marketing and organizational expertise. Our international businesses first achieved profitability in 1999 and are ranked highly in their respective countries. We expect to continue to grow these businesses organically through increased writings in their current markets and to seek opportunities in other regions as they develop.

Underwriting Results

   The combined ratio represents a measure of underwriting profitability, excluding investment income. A number in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit. The table below presents summary underwriting ratios, on a statutory accounting basis, for our insurance companies and the insurance industry:

                            Nine Months
                               Ended
                           September 30,                      Year Ended December 31,
                         ------------------      -------------------------------------------------
                          2000        1999       1999       1998       1997       1996       1995
                         ------      ------      -----      -----      -----      -----      -----
Specialty Insurance
 Operations:
  Loss ratio............   74.5%       66.9%      66.0%      61.8%      61.9%      68.4%      77.9%
  Expense ratio.........   33.4        32.2       32.9       31.7       33.3       30.9       28.2
  Policyholders'
   dividend ratio.......     .1          .2         .2         .3         .5         .3         .3
                         ------      ------      -----      -----      -----      -----      -----
  Combined ratio........  108.0%       99.3%      99.1%      93.8%      95.7%      99.6%     106.4%
                         ======      ======      =====      =====      =====      =====      =====
Alternative Markets
 Operations:
  Loss ratio............   71.8%       65.9%      67.4%      63.7%      73.1%      74.8%      72.3%
  Expense ratio.........   35.6        35.3       37.3       36.0       35.8       34.9       31.9
                         ------      ------      -----      -----      -----      -----      -----
  Combined ratio........  107.4%      101.2%     104.7%      99.7%     108.9%     109.7%     104.2%
                         ======      ======      =====      =====      =====      =====      =====
Reinsurance Operations:
  Loss ratio............   72.8%       75.5%      76.0%      74.3%      69.2%      73.3%      78.1%
  Expense ratio.........   33.3        32.6       33.2       31.5       32.1       30.1       26.4
                         ------      ------      -----      -----      -----      -----      -----
  Combined ratio........  106.1%      108.1%     109.2%     105.8%     101.3%     103.4%     104.5%
                         ======      ======      =====      =====      =====      =====      =====
Regional Insurance
 Operations:
  Loss ratio............   75.3%       76.4%      84.7%      76.0%      66.6%      66.8%      65.1%
  Expense ratio.........   34.0        35.9       36.1       35.8       34.0       34.1       34.1
  Policyholders'
   dividend ratio.......     .6          .8         .7         .9         .5         .6         .9
                         ------      ------      -----      -----      -----      -----      -----
  Combined ratio........  109.9%      113.1%     121.5%     112.7%     101.1%     101.5%     100.1%
                         ======      ======      =====      =====      =====      =====      =====
International
 Operations:
  Loss ratio............   60.2%       52.2%      53.3%      59.7%      59.8%      49.7%      50.0%
  Expense ratio.........   38.8        48.2       46.4       48.5       54.6       49.9       58.3
                         ------      ------      -----      -----      -----      -----      -----
  Combined ratio........   99.0%      100.4%      99.7%     108.2%     114.4%      99.6%     108.3%
                         ======      ======      =====      =====      =====      =====      =====
Combined Insurance
 Operations:
  Loss ratio............   73.5%       72.4%      76.5%      71.2%      66.4%      68.7%      70.7%
  Expense ratio.........   34.2        34.9       35.4       34.9       34.4       33.1       31.3
  Policyholders'
   dividend ratio.......     .3          .4         .3         .5         .4         .4         .5
                         ------      ------      -----      -----      -----      -----      -----
  Combined ratio........  108.0%      107.7%     112.2%     106.6%     101.2%     102.2%     102.5%
                         ======      ======      =====      =====      =====      =====      =====
Combined Insurance
 Operations:
  Premiums to surplus
   ratio (1)............    1.6         1.3        1.6        1.4        1.2        1.2        1.0
                         ======      ======      =====      =====      =====      =====      =====
Industry Ratios:
  Combined ratio........  108.9%(2)   106.2%(2)  107.1%(3)  104.9%(3)  101.5%(3)  106.3%(3)  106.7%(4)
  Premiums to surplus
   ratio................    0.9 (2)     0.9 (2)    0.9 (4)    0.8 (4)    0.9 (4)    1.0 (4)    1.2 (4)

---------------------
(1)Based on our consolidated net premiums written to statutory surplus.
(2)Estimated by A.M. Best.
(3)Source: A.M. Best Aggregates & Averages, for stock companies.
(4)Source: A.M. Best Aggregates & Averages, for total industry.

Investments

   Our investment portfolio is managed primarily to support the liabilities of our insurance operations and generate current investment returns. As of September 30, 2000, the value of our investment portfolio was approximately $3,030 million.

 Investment Strategy

   Our overall strategy, which continues to evolve in response to changes in the financial markets and the opportunities available to us, is aimed at maximizing investment returns without compromising liquidity and risk control.

   In our investment strategy, we established a level of cash and highly liquid short-term and intermediate-term securities which, combined with expected cash flow, we believe is adequate to meet foreseeable payment obligations. As part of this strategy, we attempt to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of our liabilities, i.e., policy claims and debt obligations.

   Our investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, we consider it necessary to actively manage our portfolio to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as changes in financial market conditions alter the assumptions underlying the purchase of certain securities.

   Our investments are currently comprised of fixed income and equity securities. In 2000, in response to certain tax planning issues, we shifted a significant portion of our investment portfolio away from municipal securities and toward taxable fixed income securities, including U.S. Government, corporate and mortgage-backed securities.

   The following table summarizes the types of investments we held on the indicated dates, given as a percent of the total investments we held on such dates:

                                                             December 31,
                                         September 30, ----------------------------
                                             2000      1999  1998  1997  1996  1995
                                         ------------- ----  ----  ----  ----  ----
Fixed income investments:
  U.S. Government, government agencies
   and authorities......................       15%      11%    9%   14%   16%   17%
  States, municipalities and political
   subdivisions.........................       19       35    38    35    30    32
  Corporate.............................       20       15    14    15    14    16
  Mortgage-backed securities............       19       15    16    17    19    19
                                              ---      ---   ---   ---   ---   ---
    Subtotal fixed income...............       73       76    77    81    79    84
Equity securities available for sale....        3        3     2     3     3     4
Trading account (1).....................       15       11    10     8     4     4
Invested cash...........................        9       10    11     8    14     8
                                              ---      ---   ---   ---   ---   ---
    Total...............................      100%     100%  100%  100%  100%  100%
                                              ===      ===   ===   ===   ===   ===

---------------------
(1) Includes trading account receivable from brokers and clearing organizations and trading securities sold but not yet purchased.

   We view the investment portfolio in two broad categories: assets that are matched to liabilities, and other assets representing stockholders' equity.

   We invest our reserve-related assets in high-quality fixed income securities to ensure our ability to meet our responsibilities to policyholders. We manage the duration of these assets taking into account our mix of insurance business and the resulting anticipated claims payout patterns. Another critical goal is to maintain adequate liquidity, so that we can satisfy insurance claims and other obligations without having to sell investments at an inappropriate time, while controlling portfolio risk and maximizing returns.

   Assets related to stockholder funds may be invested with a somewhat different approach that still emphasizes liquidity and risk limitations but also provides diversification and more favorable return characteristics. A primary goal for these investments is to achieve strong returns with modest volatility. Since stockholders' equity is a key factor in the amount of premium we can write, its preservation is vital to our ability to take advantage of opportunities on the insurance side. We invest a significant portion of our equity-related assets in merger arbitrage accounts that have produced solid returns for us over the past decade and have demonstrated low correlation to both the equity and fixed income markets. Merger arbitrage is the business of investing in the securities of publicly held companies that are the targets in announced tender offers and mergers. A portion of our assets related to stockholder funds is invested in publicly traded real estate investment trusts through a third-party managed account and the balance is invested in fixed income securities.

 Fixed Income Investments

   The duration of the fixed income portfolio was approximately five years as of September 30, 2000, essentially matching the duration of our liabilities, which include policy claims and debt obligations.

 Trading Account

   The trading account represents our investment in merger arbitrage securities. Our investment in merger arbitrage provided a 10.5% return for the nine months ended September 30, 2000. This account, which is managed with a goal of capital preservation, represented approximately 15% of our total investment portfolio as of September 30, 2000.

 Investment Results

   Investment results before income tax effects were as follows:

                          Nine Months
                             Ended                    Year Ended December 31,
                         September 30, ----------------------------------------------------------
                             2000         1999        1998        1997        1996        1995
                         ------------- ----------  ----------  ----------  ----------  ----------
                                                       (Amounts in thousands)
Average investments, at
 cost...................  $3,024,819   $3,045,391  $2,996,707  $2,873,730  $2,538,806  $2,081,547
                          ==========   ==========  ==========  ==========  ==========  ==========
Investment income,
 before expenses........  $  159,996   $  198,556  $  206,065  $  205,812  $  171,047  $  143,527
                          ==========   ==========  ==========  ==========  ==========  ==========
Percent earned on
 average investments....         7.1%         6.5%        6.9%        7.2%        6.7%        6.9%
                          ==========   ==========  ==========  ==========  ==========  ==========
Realized gains
 (losses)...............  $    1,885   $   (6,064) $   25,400  $   13,186  $    7,437  $   10,357
                          ==========   ==========  ==========  ==========  ==========  ==========
Change in unrealized
 investment gains
 (losses) (1)...........  $   44,986   $ (173,084) $   22,147  $   66,306  $  (22,409) $  142,475
                          ==========   ==========  ==========  ==========  ==========  ==========

---------------------
(1) The change in unrealized investment gains (losses) represents the difference between fair value and cost of investments at the beginning and end of the period including investments carried at cost.

   The following table summarizes our fixed maturity portfolio, excluding short-term investments, by rating as of September 30, 2000.

                       Fixed Maturity Portfolio by Rating
                             (Dollars in thousands)

                                                            September 30, 2000
                                                           ---------------------
                                                                      Percent of
                                                            Carrying   Carrying
                                                             Value      Value
                                                           ---------- ----------
   U.S. Government and government agencies................ $  766,544    34.5%
   Aaa/AAA (1)............................................    656,222    29.5
   AA.....................................................    325,319    14.6
   A......................................................    233,616    10.5
   Below A................................................    242,276    10.9
                                                           ----------   -----
     Total................................................ $2,223,977   100.0%
                                                           ==========   =====

---------------------
(1) Ratings as assigned by Moody's and S&P, respectively. Such ratings are generally assigned upon the issuance of the securities, subject to revision on the basis of ongoing evaluations. Bonds rated Aaa by Moody's or AAA by S&P are judged to be of the best quality and are considered to carry the smallest degree of investment risk.

   The percentages of the fixed maturity portfolio categorized by contractual maturity, based on fair value, on the dates indicated, are set forth below. Actual maturities may differ from contractual maturities because certain issuers have the right to call or prepay obligations.

                                                     December 31,
                               September 30, ---------------------------------
                                   2000      1999   1998   1997   1996   1995
                               ------------- -----  -----  -----  -----  -----
1 year or less...............        3.5%      3.0%   1.7%   4.4%   3.1%   4.2%
Over 1 year through 5 years..       21.7      16.4   16.0   26.4   20.7   17.9
Over 5 years through 10
 years.......................       21.9      26.0   24.4   19.1   25.0   29.4
Over 10 years................       27.1      34.6   37.2   29.2   27.1   26.2
Mortgage-backed securities...       25.8      20.0   20.7   20.9   24.1   22.3
                                   -----     -----  -----  -----  -----  -----
  Total......................      100.0%    100.0% 100.0% 100.0% 100.0% 100.0%
                                   =====     =====  =====  =====  =====  =====

Loss and Loss Adjustment Expense Reserves

   In the property casualty industry, it is not unusual for significant periods of time to elapse between the occurrence of an insured loss, the report of the loss to the insurer and the insurer's payment of that loss. To recognize liabilities for unpaid losses, insurers establish reserves, which is a balance sheet account representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Our loss reserves reflect current estimates of the ultimate cost of closing outstanding claims; other than our excess workers' compensation business, and the workers' compensation portion of our reinsurance business, as discussed below, we do not discount our reserves to estimated present value for financial reporting purposes.

   In general, when a claim is reported, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The estimate represents an informed judgment based on general reserving practices and reflects the experience and knowledge of the claims personnel regarding the nature and value of the specific type of claim. Reserves are also established on an aggregate basis which provide for losses incurred but not yet reported to the insurer, potential inadequacy of case reserves, the estimated expenses of settling claims, including legal and other fees and general expenses of administering the claims adjustment process, and a provision for potentially uncollectible reinsurance. Each insurance subsidiary's net retention for each line of insurance is taken into consideration in computation of ultimate losses.

   In examining reserve adequacy, several factors are considered, including historical data, legal developments, changes in social attitudes and economic conditions, including the effects of inflation. The actuarial process relies on the basic assumption that past experience, adjusted judgmentally for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. Reserve amounts are necessarily based on management's informed estimates and judgments using data currently available. As additional experience and other data become available and are reviewed, these estimates and judgments are revised. This may result in increases or decreases to reserves for insured events of prior years. The reserving process implicitly recognizes the impact of inflation and other factors affecting loss costs by taking into account changes in historical claim patterns and perceived trends. There is no precise method to evaluate the impact of any specific factor on the adequacy of reserves, because the ultimate cost of closing claims is influenced by numerous factors.

   While the methods for establishing the reserves are well tested over time, some of the major assumptions about anticipated loss emergence patterns are subject to fluctuation. In particular, high levels of jury verdicts against insurers, as well as judicial decisions which "re-formulate" policies to expand coverage to include previously unforeseen theories of liability, e.g., those regarding pollution and other environmental exposures, have produced unanticipated claims and increased the difficulty of estimating the loss and loss adjustment expense reserves we provide.

   To date, known pollution and environmental claims at our insurance company subsidiaries have not had a material impact on our operations. Environmental claims have not materially impacted us because these subsidiaries generally did not insure the larger industrial companies which are subject to significant environmental exposures. As a result, accounting for environmental losses represents a small portion of our reserves. As of the last date we reported these reserves, our net reserves for losses and loss adjustment expenses relating to pollution and environmental claims were $30,944 and $33,391 at December 31, 1999 and 1998, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make a reasonable actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential affect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

   The table below provides ending reserve balances, on a net and gross of reinsurance basis (dollars in thousands) (1)(2):

                           Nine Months
                              Ended                    Year Ended December 31,
                          September 30, ------------------------------------------------------
                              2000         1999       1998       1997       1996       1995
                          ------------- ---------- ---------- ---------- ---------- ----------
Net reserves at end of
 period.................   $1,810,761   $1,723,865 $1,583,304 $1,433,011 $1,333,122 $1,209,250
Ceded reserves at end of
 period.................      651,353      617,025    537,219    476,677    449,581    450,770
                           ----------   ---------- ---------- ---------- ---------- ----------
Gross reserves at end of
 period.................   $2,462,114   $2,340,890 $2,120,523 $1,909,688 $1,782,703 $1,660,020
                           ==========   ========== ========== ========== ========== ==========

---------------------
(1) Our balance sheet includes $35,228, $20,348 and $6,043 as of September 30, 2000 and December 31, 1999 and 1998, respectively, relating to reserves for life insurance which are not included in the table above, and our statement of operations includes $16,364, $14,913 and $3,693 for the nine months ended September 30, 2000 and year ended December 31, 1999 and 1998, respectively, relating to policyholder benefits incurred on life insurance which are not included in the above table.
(2) The aggregate net discount after reflecting the effects of ceded reinsurance is $213,739 at September 30, 2000 and $186,981, $186,964,
    $189,600 and $172,415 at December 31, 1999, 1998, 1997 and 1996,
    respectively.

Reinsurance

   We follow the customary industry practice of reinsuring a portion of our exposures, paying to reinsurers a part of the premiums received on the policies that we write. Reinsurance is purchased principally to reduce net liability on individual risks and to protect against catastrophic losses. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. We monitor the financial condition of our reinsurers and attempt to place our coverages only with substantial, financially sound carriers. As a result, generally the reinsurers who reinsure our casualty insurance must have an A.M. Best rating of "A (Excellent)" or better with $250 million in policyholder surplus and the reinsurers who cover our property insurance must have an A.M. Best rating of "A- (Excellent)" or better with $150 million in policyholder surplus.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting agreement dated February 28, 2001, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives, the following respective numbers of shares of common stock.

                                                                        Number
        Underwriter                                                    of Shares
        -----------                                                    ---------
   Credit Suisse First Boston Corporation.............................   813,334
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated..............................................   813,333
   Morgan Stanley & Co. Incorporated..................................   813,333
   Banc of America Securities LLC.....................................    20,000
   Dowling & Partners Securities, LLC.................................    20,000
   Ferris, Baker Watts, Incorporated..................................    20,000
   First Union Securities, Inc. ......................................    20,000
   Fox-Pitt, Kelton Inc...............................................    20,000
   Invemed Associates LLC.............................................    20,000
   Janney Montgomery Scott LLC........................................    20,000
   Keefe, Bruyette & Woods, Inc. .....................................    20,000
   Monness, Crespi, Hardt & Co., Inc. ................................    20,000
   Prudential Securities Incorporated.................................    20,000
   Ragen MacKenzie Incorporated.......................................    20,000
   Sanders Morris Harris Inc. ........................................    20,000
   Sandler O'Neill & Partners, L.P. ..................................    20,000
                                                                       ---------
        Total......................................................... 2,700,000
                                                                       =========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 405,000 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer shares of the common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $1.28 per share. The underwriters and selling group members may allow a discount of $.10 per share on sales to other broker/dealers. After the initial public offering the representatives may change the offering price and concession and discount to broker/dealers.

   The following table summarizes the compensation and estimated expenses we will pay.

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-allotment Over-allotment Over-allotment Over-allotment
                          -------------- -------------- -------------- --------------
Underwriting Discounts
 and
 Commissions paid
 by us..................      $2.13          $2.13        $5,751,000     $6,613,650
Expenses payable by us..      $ .11          $ .10        $  300,000     $  300,000

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or any securities convertible into, or exchangeable or exercisable for, any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation, for a period of 90 days after the date of this prospectus supplement, except issuances of shares of common stock or grants of options to purchase shares of common stock under any employee stock option plan, directors' stock option plan, deferred compensation plan, employee stock purchase plan or dividend reinvestment plan in effect on the date of this prospectus supplement.

   William R. Berkley (and members of his immediate family) as well as our other directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation, for a period of 90 days after the date of this prospectus supplement.

   Some of the underwriters have engaged in transactions with and performed various investment banking and other services for us in the past and may do so from time to time in the future.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

   In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids, and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option--a naked short position--the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are covered that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  . In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

   A prospectus supplement in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker/dealer, as a selling group member.

                         NOTICES TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  . the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

  . where required by law, that the purchaser is purchasing as principal and not as agent; and

  . the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed or common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   Willkie Farr & Gallagher, New York, New York, will provide us with an opinion as to legal matters in connection with the common stock offered by this prospectus. LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York, will pass upon certain legal matters for the underwriters. As of January 5, 2001, attorneys of Willkie Farr & Gallagher beneficially own an aggregate of 45,158 shares of our common stock, of which 30,746 are beneficially owned by Robert B. Hodes and 14,412 are beneficially owned by Jack H. Nusbaum (which amount includes 3,000 shares held in trusts as to which Mr. Nusbaum is co-trustee). Mr. Hodes and Mr. Nusbaum are also members of our board of directors.

                                    EXPERTS

   The consolidated financial statements of W. R. Berkley Corporation and subsidiaries as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, have been included in this prospectus supplement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere in this prospectus supplement and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the informational requirements of the Exchange Act. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any document that we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

   Our filings with the SEC are also available from the SEC's web site at http://www.sec.gov. Please call the SEC's toll-free telephone number at 1-800-SEC-0330 if you need further information about the operation of the SEC's public reference rooms. Information about us is also available on our web site at http://www.wrberkley.com. Such information on our web site is not a part of this prospectus supplement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus supplement. Any statement contained in a document which is incorporated by reference in this prospectus supplement is automatically updated and superseded if information contained in this prospectus supplement, or information that we later file with the SEC, modifies or replaces this information. All documents we subsequently file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus supplement. We incorporate by reference the following documents:

     1. Our Annual Report on Form 10-K for the year ended December 31, 1999;

     2. Our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2000, June 30, 2000 and March 31, 2000;

     3. Our Current Reports on Form 8-K, dated January 24, 2000, February 11, 2000, February 24, 2000, April 26, 2000, August 1, 2000, September 26,
  2000, October 30, 2000, December 8, 2000, February 5, 2001 and February 6,
  2001;

     4. The portions of our Proxy Statement dated March 29, 2000 for our 2000 Annual Meeting of Stockholders that have been incorporated by reference into our Annual Report on Form 10-K; and

     5. The descriptions of our common stock and rights to purchase Series A Junior Participating Preferred Stock set forth in our registration statements on Form 8-A dated July 25, 1974 and May 11, 1999, including any amendments or reports for the purposes of updating such descriptions.

   To receive a free copy of any of the documents incorporated by reference in this prospectus supplement (other than any exhibits, unless the exhibits are specifically incorporated by reference into this prospectus supplement) call or write us at the following address: W. R. Berkley Corporation, Attn: Ira S. Lederman, Assistant Secretary, 165 Mason Street, P.O. Box 2518, Greenwich, Connecticut 06836-2518, (203) 629-3000.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                           W. R. BERKLEY CORPORATION

                                                                           Page
                                                                           ----
Supplemental Financial Information:
Consolidated Statements of Operations for the Three Months Ended December
 31, 2000 and 1999 and for the Years Ended December 31, 2000 and 1999....   F-2

Supplemental Financial Information for the Three Months Ended December
 31, 2000 and 1999 and for the Years Ended December 31, 2000 and 1999....   F-3

Unaudited Interim Financial Statements:
Consolidated Statements of Operations for the Nine Months Ended September
 30, 2000 and 1999.......................................................   F-5

Consolidated Balance Sheets as of September 30, 2000 and December 31,
 1999....................................................................   F-6

Consolidated Statements of Cash Flows for the Nine Months Ended September
 30, 2000 and 1999.......................................................   F-7

Notes to Consolidated Financial Statements...............................   F-8

Audited Financial Statements:
Independent Auditors' Report.............................................  F-11

Consolidated Statements of Operations for the Years Ended December 31,
 1999, 1998 and 1997.....................................................  F-12

Consolidated Balance Sheets as of December 31, 1999 and 1998.............  F-13

Consolidated Statements of Stockholders' Equity for the Years Ended
 December 31, 1999, 1998 and 1997........................................  F-14

Consolidated Statements of Comprehensive Income for 1999, 1998 and 1997..  F-15

Consolidated Statements of Cash Flows for the Years Ended December 31,
 1999, 1998 and 1997.....................................................  F-16

Notes to Consolidated Financial Statements...............................  F-17

                   W. R. BERKLEY CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (Amounts in thousands except per share data)

                                     For the Three
                                     Months Ended          For Year Ended
                                     December 31,           December 31,
                                   ------------------  -----------------------
                                     2000      1999       2000         1999
                                   --------  --------  -----------  ----------
                                      (unaudited)      (unaudited)
Revenues:
 Net Premiums written............  $394,318  $342,067  $1,506,244   $1,427,719
 Change in unearned premiums.....     5,013    20,425     (15,230)     (13,335)
                                   --------  --------  ----------   ----------
  Premiums earned................   399,331   362,492   1,491,014    1,414,384
 Net investment income...........    57,423    45,051     210,448      190,316
 Management fees and
  commissions....................    16,514    16,997      68,049       72,344
 Realized gains (losses) on
  investments....................     6,479    (3,660)      8,364       (6,064)
 Other income....................       326     1,002       3,412        2,688
                                   --------  --------  ----------   ----------
  Total revenues.................   480,073   421,882   1,781,287    1,673,668
Operating costs and expenses:
 Losses and loss expenses........   290,815   320,910   1,094,411    1,085,826
 Other operating costs and
  expenses.......................   152,173   156,634     596,579      604,784
 Interest expense................    11,642    12,733      47,596       50,801
 Restructuring charge............       --        --        1,850       11,505
                                   --------  --------  ----------   ----------
  Income (loss) before income
   taxes and minority interest...    25,443   (68,395)     40,851      (79,248)
Federal income tax (expense)
 benefit.........................    (6,536)   27,998      (2,451)      45,766
                                   --------  --------  ----------   ----------
  Income (loss) before minority
   interest......................    18,907   (40,397)     38,400      (33,482)
  Minority interest..............      (743)     (391)     (2,162)        (566)
                                   --------  --------  ----------   ----------
 Net income (loss) before
  preferred dividends............    18,164   (40,788)     36,238      (34,048)
Preferred dividends..............       --        --          --          (497)
                                   --------  --------  ----------   ----------
 Net income (loss) attributable
  to common
  stockholders before change in
  accounting and extraordinary
  loss...........................    18,164   (40,788)     36,238      (34,545)
Cumulative effect of change in
 accounting principle
 (net of taxes)..................       --        --          --        (3,250)
Extraordinary gain on early
 extinguishment of long-term debt
 (net of taxes) .................       --        --          --           735
                                   --------  --------  ----------   ----------
 Net income (loss) attributable
  to common
  stockholders...................  $ 18,164  $(40,788) $   36,238   $  (37,060)
                                   ========  ========  ==========   ==========
Earnings (loss) per share;
  Basic..........................  $   0.71  $  (1.59) $     1.41   $    (1.44)
                                   ========  ========  ==========   ==========
  Diluted........................  $   0.68  $  (1.59) $     1.39   $    (1.43)
                                   ========  ========  ==========   ==========
Average shares outstanding:
  Basic..........................    25,536    25,616      25,632       25,823
                                   ========  ========  ==========   ==========
  Diluted........................    26,539    25,689      25,991       25,927
                                   ========  ========  ==========   ==========

                   W. R. BERKLEY CORPORATION AND SUBSIDIARIES

                       SUPPLEMENTAL FINANCIAL INFORMATION
                             (Amounts in thousands)
                                  (Unaudited)



                                   For the Three Months  For the Year Ended
                                    Ended December 31,      December 31,
                                   -------------------- ----------------------
                                      2000      1999       2000        1999
                                    --------  --------  ----------  ----------
Regional Insurance:
  Net premiums written............. $155,945  $157,500  $  640,843  $  649,849
  Total revenues...................  183,212   182,149     718,489     702,129
  Pre-tax operating income (loss)
   (1).............................    1,949   (62,879)     (2,031)    (89,431)
  Loss ratio.......................     74.5%    108.2%       75.1%       84.7%
  Expense ratio....................     32.0%     36.6%       33.5%       36.1%
  Policyholders' dividend ratio....      1.2%       .4%         .8%         .7%
  Combined ratio (2)...............    107.7%    145.2%      109.4%      121.5%
Reinsurance:
  Net premiums written............. $ 76,035  $ 77,224  $  276,640  $  309,181
  Total revenues...................   96,767    84,720     349,164     341,940
  Pre-tax operating income (1).....    9,489     1,530      28,987      17,116
  Loss ratio.......................     74.1%     77.5%       73.2%       76.0%
  Expense ratio....................     30.3%     34.8%       32.5%       33.2%
  Combined ratio (2)...............    104.4%    112.3%      105.7%      109.2%
Specialty Insurance:
  Net premiums written............. $ 77,595  $ 60,474  $  285,525  $  260,380
  Total revenues...................   86,788    74,761     324,859     309,068
  Pre-tax operating income (1).....   13,302     6,046      30,993      42,677
  Loss ratio.......................     69.2%     63.1%       73.1%       66.0%
  Expense ratio....................     28.1%     35.5%       32.0%       32.9%
  Policyholders' dividend ratio....       .1%       .1%         .1%         .2%
  Combined ratio (2)...............     97.4%     98.7%      105.2%       99.1%
Alternative Markets:
  Net premiums written............. $ 48,319  $ 21,061  $  184,255  $  122,137
  Total revenues...................   78,597    53,966     269,025     222,276
  Pre-tax operating income (1).....    7,986     5,940      31,221      30,133
  Loss ratio.......................     69.8%     72.1%       71.2%       67.4%
  Expense ratio....................     37.8%     46.6%       36.2%       37.3%
  Combined ratio (2)...............    107.6%    118.7%      107.4%      104.7%
International (3):
  Net premiums written............. $ 36,424  $ 25,808  $  118,981  $   86,172
  Total revenues...................   33,915    25,322     118,234      93,878
  Pre-tax operating income (1).....    3,083     1,947       6,591       4,200
  Loss ratio.......................     61.1%     52.6%       60.5%       53.3%
  Expense ratio....................     32.1%     42.3%       36.6%       46.4%
  Combined ratio (2)...............     93.2%     94.9%       97.1%       99.7%
Combined:
  Net premiums written............. $394,318  $342,067  $1,506,244  $1,427,719
  Total revenues...................  479,279   420,918   1,779,771   1,669,291
  Pre-tax operating income (loss)
   (1).............................   35,809   (47,416)     95,761       4,695
  Loss ratio.......................     72.1%     88.2%       73.1%       76.5%
  Expense ratio....................     31.6%     36.9%       33.5%       35.4%
  Policyholders' dividend ratio....       .5%       .2%         .4%         .3%
  Combined ratio (2)...............    104.2%    125.3%      107.0%      112.2%

---------------------
(1) Pre-tax operating income (loss) represents earnings before the effects of realized investment gains and losses, restructuring charges, extraordinary items and changes in accounting principles.
(2)  Ratios are based on statutory accounting practices.
(3) International includes life insurance premiums of $33.2 million and $24.5 million for the years ended December 31, 2000 and 1999, respectively. Life insurance results are not included in the statutory ratios.

                   W. R. BERKLEY CORPORATION AND SUBSIDIARIES

                  (Amounts in thousands except per share data)
                                  (Unaudited)

                                            For the Three
                                            Months Ended      For Year Ended
                                            December 31,       December 31,
                                          -----------------  -----------------
                                            2000     1999     2000      1999
                                          -------- --------  -------  --------
After-tax earnings amounts:
 Operating income (loss) (1)............. $ 13,953 $(38,409) $32,005  $(23,309)
 Restructuring charge (net of minority
  interest)..............................      --       --    (1,203)   (7,294)
                                          -------- --------  -------  --------
 Operating income (loss) after
  restructuring charge...................   13,953  (38,409)  30,802   (30,603)
 Extraordinary gain......................      --       --       --        735
 Cumulative effect of change in
  accounting principle ..................      --       --       --     (3,250)
 Realized investment gains (losses)......    4,211   (2,379)   5,436   (3,942)
                                          -------- --------  -------  --------
  Net income (loss)...................... $ 18,164 $(40,788) $36,238  $(37,060)
                                          ======== ========  =======  ========
After-tax diluted earnings per share:
 Operating income (loss) (1)............. $   0.53 $  (1.50) $  1.23  $   (.91)
 Restructuring charge (net of minority
  interest)..............................      --       --     (0.05)     (.28)
                                          -------- --------  -------  --------
 Operating income (loss) after
  restructuring charge...................     0.53    (1.50)    1.18     (1.19)
 Extraordinary gain......................      --       --       --        .03
 Cumulative effect of change in
  accounting principle...................      --       --       --       (.12)
 Realized investment gains (losses)......     0.15     (.09)    0.21      (.15)
                                          -------- --------  -------  --------
  Net income (loss)...................... $   0.68 $  (1.59) $  1.39  $  (1.43)
                                          ======== ========  =======  ========
 Cash flow (used in) from operations
  before increases in trading account
  securities............................. $(3,095) $ 27,571  $76,334  $ 82,047
                                          ======== ========  =======  ========

                                                       December 31, December 31,
                                                           2000         1999
                                                       ------------ ------------
Balance sheet information:
 Total investments (2)................................  $3,111,602   $2,975,929
 Total assets.........................................   5,022,070    4,784,791
 Reserves for losses and loss expenses................   2,533,917    2,361,238
 Long-term debt.......................................     370,158      394,792
 Capital Trust Securities.............................     198,169      198,126
 Common stockholders' equity..........................     680,896      591,778
 Common shares outstanding............................      25,656       25,617
 Common stockholders' equity per share (3)............       26.54        23.10

(1) Operating income includes after-tax catastrophe losses of $3.6 million, or $.13 per diluted share, for the fourth quarter of 2000 compared with $3.5 million, or $.14 per diluted share, for the fourth quarter of 1999 and $31.9 million, or $1.23 per diluted share, for 2000 compared with $39.1 million, or $1.50 per diluted share, for 1999.
(2) Investments include trading account receivable from broker and clearing organizations and trading securities sold but not yet purchased.
(3) The calculation of common stockholders' equity per share includes after-tax unrealized investment gains of $19.4 million as of December 31, 2000 and unrealized investment losses of $44.5 million as of December 31, 1999.

                   W. R. BERKLEY CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (Amounts in thousands except per share data)

                                                         For the Nine Months
                                                         Ended September 30,
                                                        ----------------------
                                                           2000        1999
                                                        ----------  ----------
                                                             (unaudited)
Revenues:
 Net premiums written.................................. $1,111,926  $1,085,652
 Change in net unearned premiums.......................    (20,243)    (33,760)
                                                        ----------  ----------
  Premiums earned......................................  1,091,683   1,051,892
 Net investment income.................................    153,025     145,265
 Management fees and commission income.................     51,535      55,347
 Realized gains (losses) on investments................      1,885      (2,404)
 Other income..........................................      3,086       1,686
                                                        ----------  ----------
  Total revenues.......................................  1,301,214   1,251,786
Operating costs and expenses:
 Losses and loss expenses..............................    803,596     764,916
 Other operating costs and expenses....................    444,406     448,150
 Interest expense......................................     35,954      38,068
 Restructuring charge..................................      1,850      11,505
                                                        ----------  ----------
  Income (loss) before income taxes....................     15,408     (10,853)
Federal income tax benefit.............................      4,085      17,768
                                                        ----------  ----------
  Net Income (loss) before minority interest and
   preferred dividends ................................     19,493       6,915
Minority interest......................................     (1,419)       (175)
Preferred dividends....................................        --         (497)
                                                        ----------  ----------
  Net income (loss) before change in accounting
   principle and extraordinary gain....................     18,074       6,243
  Cumulative effect of change in accounting principle
   (net of taxes of $1,750)............................        --       (3,250)
  Extraordinary gain on early extinguishment of long-
   term debt (net of taxes of $396)....................        --          735
                                                        ----------  ----------
  Net income (loss) attributable to common
   stockholders........................................ $   18,074  $    3,728
                                                        ==========  ==========
Earning per share:
 Basic:
  Net income (loss) before change in accounting
   principle and extraordinary gain.................... $      .71  $      .23
  Cumulative effect of change in accounting principle..        --         (.12)
  Extraordinary gain on early extinguishment of long-
   term debt...........................................        --          .03
                                                        ----------  ----------
  Net income (loss) attributable to common
   stockholders........................................ $      .71  $      .14
                                                        ==========  ==========
 Diluted:
  Net income (loss) before change in accounting
   principle and extraordinary gain.................... $      .70  $      .23
  Cumulative effect of change in accounting principle..        --         (.12)
  Extraordinary gain on early extinguishment of long-
   term debt...........................................        --          .03
                                                        ----------  ----------
  Net income (loss) attributable to common
   stockholders........................................ $      .70  $      .14
                                                        ==========  ==========
Average shares outstanding:
 Basic.................................................     25,571      25,999
                                                        ==========  ==========
 Diluted...............................................     25,769      26,133
                                                        ==========  ==========

          See accompanying notes to consolidated financial statements.

                   W. R. BERKLEY CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

                                                      September 30, December 31,
                                                          2000          1999
                                                      ------------- ------------
                                                       (unaudited)
                       ASSETS
INVESTMENTS:
Invested cash.......................................   $  271,258    $  295,423
Fixed maturity securities:
  Held to maturity, at cost (fair value $157,878 and
   $150,465)........................................      155,514       152,657
  Available for sale, at fair value (cost $2,099,323
   and $2,180,509)..................................    2,068,463     2,110,411
Equity securities, at fair value:
  Available for sale (cost $85,894 and $54,437).....       94,028        61,380
  Trading account (cost $385,348 and $236,453)......      385,015       253,430
Cash................................................       16,006        20,051
Premiums and fees receivable........................      410,481       380,887
Due from reinsurers.................................      653,732       620,446
Accrued investment income...........................       30,003        36,925
Prepaid reinsurance premiums........................      102,599        91,005
Deferred policy acquisition costs...................      195,377       182,348
Real estate, furniture & equipment at cost, less
 accumulated depreciation...........................      123,537       128,735
Excess of cost over net assets acquired.............       72,709        76,523
Trading account receivable from brokers and clearing
 organizations......................................      193,208       258,454
Deferred Federal income taxes.......................       80,535        81,976
Other assets........................................       32,439        34,140
                                                       ----------    ----------
                                                       $4,884,904    $4,784,791
                                                       ==========    ==========

LIABILITIES, RESERVES, DEBT AND STOCKHOLDERS' EQUITY
LIABILITIES AND RESERVES:
Reserves for losses and loss expenses...............   $2,462,114    $2,361,238
Unearned premiums...................................      721,724       689,826
Due to reinsurers...................................      137,119       144,712
Short-term debt.....................................       10,000        35,000
Trading securities sold but not yet purchased, at
 fair value (proceeds $139,571 and $137,801)........      137,216       155,826
Other liabilities...................................      196,113       183,218
                                                       ----------    ----------
                                                        3,664,286     3,569,820
                                                       ----------    ----------
Long-term debt......................................      370,068       394,792
Company-obligated manditorily redeemable capital
 securities of a Subsidiary trust holding solely
 8.197% junior subordinated Debentures of the
 Corporation due December 15, 2045..................      198,158       198,126
Minority interest...................................       31,609        30,275
STOCKHOLDERS' EQUITY:
Preferred stock, par value $.10 per share:
  Authorized 5,000,000 shares; no shares issued.....          --            --
Common stock, par value $.20 per share:
  Authorized 80,000,000 shares, issued and
   outstanding, Net of treasury shares, 25,413,619
   and 25,616,578 shares............................        7,281         7,281
Additional paid-in capital..........................      331,620       331,640
Retained earnings...................................      559,513       551,401
Accumulated other comprehensive income..............      (18,250)      (44,500)
Treasury stock, at cost, 10,990,448 and 10,787,489
 shares.............................................     (259,381)     (254,044)
                                                       ----------    ----------
                                                          620,783       591,778
                                                       ----------    ----------
                                                       $4,884,904    $4,784,791
                                                       ==========    ==========

          See accompanying notes to consolidated financial statements.

                   W. R. BERKLEY CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                              For the Nine
                                                              Months Ended
                                                              September 30,
                                                            ------------------
                                                              2000      1999
                                                            --------  --------
                                                               (unaudited)
Cash flows from (used in) operating activities:
Net income before preferred dividends and extraordinary
 items..................................................... $ 18,074  $  3,490
Adjustments to reconcile net income to cash flows from
 operating activities:
  Minority interest........................................    1,419       175
  Increase in reserves for losses and loss expenses, net of
   due to/from reinsurers..................................   61,872    62,118
  Depreciation and amortization............................   15,594    17,344
  Change in unearned premiums and prepaid reinsurance
   premiums................................................   20,304    33,825
  Increase in premiums and fees receivable.................  (29,594)  (27,376)
  Change in Federal income taxes...........................    5,338    (5,875)
  Change in deferred acquisition cost......................  (13,029)  (16,365)
  Realized gains on investments............................   (1,885)    2,404
  Other, net...............................................  (26,643)  (42,675)
                                                            --------  --------
  Net cash flows from operating activities before trading
   account.................................................   51,450    27,065
Net trading account sales (purchases), net.................  (55,034)      950
                                                            --------  --------
Net cash flows from (used in) operating activities.........   (3,584)   28,015
                                                            --------  --------
Cash flows from (used in) investing activities:
Proceeds from sales, excluding trading account:
  Fixed maturity securities available for sale.............  616,430   432,791
  Equity securities........................................   19,847     9,533
Proceeds from maturities and prepayments of fixed maturity
 securities................................................  117,320   117,726
Cost of purchases, excluding trading account:
  Fixed maturity securities available for sale............. (649,662) (574,047)
  Fixed maturity securities held to maturity...............                --
  Equity securities........................................  (59,212)   (5,457)
Change in balances due to/from security brokers............     (636)    6,609
Proceeds from the sale of a subsidiary.....................    2,532       --
Other, net.................................................   (6,514)    2,006
                                                            --------  --------
Net cash flows from (used in) investing activities.........   40,105   (10,839)
                                                            --------  --------
Cash flows used in financing activities:
Repurchase of preferred stock..............................      --    (98,092)
Proceeds from (repayment of) short-term debt...............  (25,000)  (20,500)
Purchase of treasury shares................................   (7,020)  (22,119)
Retirement of long-term debt and Capital Securities........  (25,000)   (9,171)
Cash dividends to common stockholders......................   (9,399)   (9,968)
Cash dividends to preferred stockholders...................      --     (2,001)
Other, net.................................................    1,688     8,585
                                                            --------  --------
Net cash flows used in financing activities................  (64,731) (153,266)
                                                            --------  --------
Net decrease in cash and invested cash.....................  (28,210) (136,090)
Cash and invested cash at beginning of year................  315,474   386,278
                                                            --------  --------
Cash and invested cash at end of period.................... $287,264  $250,188
                                                            ========  ========
Supplemental disclosure of cash flow information:
Interest paid.............................................. $ 31,351  $ 33,247
                                                            --------  --------
Federal income taxes received, net......................... $ (9,806) $(13,544)
                                                            ========  ========

          See accompanying notes to consolidated financial statements.

                   W. R. BERKLEY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 2000
                                  (Unaudited)

   The accompanying consolidated financial statements should be read in conjunction with the following notes and with the Notes to Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

1. Federal Income Taxes

   The Federal income tax provision has been computed based on the Company's estimated annual effective tax rate, which differs from the Federal income tax rate of 35% principally because of tax-exempt investment income.

2. Reinsurance Ceded

   The amounts of ceded reinsurance included in the statements of operations are as follows (amounts in thousands):

                                                                For the Nine
                                        For the Three Months    Months Ended
                                         Ended September 30,    September 30,
                                        --------------------- -----------------
                                           2000       1999      2000     1999
                                        ---------- ---------- -------- --------
   Ceded premiums written.............. $   77,606 $   77,575 $238,432 $234,480
                                        ========== ========== ======== ========
   Ceded premiums earned............... $   79,618 $   72,416 $225,962 $223,440
                                        ========== ========== ======== ========
   Ceded losses and loss expenses...... $   76,458 $   73,474 $178,253 $198,735
                                        ========== ========== ======== ========

3. Comprehensive Income

   The differences between comprehensive income (loss) and net income (loss) are unrealized foreign exchange gains (losses) as well as unrealized gains (losses) on securities. The following is a reconciliation of comprehensive income (amounts in thousands):

                                            For the Three       For the Nine
                                             Months Ended       Months Ended
                                            September 30,      September 30,
                                           -----------------  -----------------
                                            2000      1999     2000      1999
                                           -------  --------  -------  --------
   Net income (loss) attributable to
    common stockholders..................  $ 7,092  $   (621) $18,074  $  3,728
   Other comprehensive income:
     Unrealized holding gains (losses) on
      investment securities arising
      during the period, net of tax......   17,526   (12,527)  25,426   (76,635)
     Less: Reclassification adjustment
      for gains (losses) included in net
      income (loss), net of tax..........      709    (2,221)   1,224    (1,563)
                                           -------  --------  -------  --------
     Net change in unrealized gains
      (losses) during the period.........   18,235   (14,748)  26,650   (78,198)
     Change in unrealized foreign
      exchange gains (losses)............     (357)      124     (400)      835
                                           -------  --------  -------  --------
   Comprehensive income (loss)...........  $24,970  $(15,245) $44,324  $(73,635)
                                           =======  ========  =======  ========

                   W. R. BERKLEY CORPORATION AND SUBSIDIARIES

                               September 30, 2000
                                  (Unaudited)


4. Industry Segments

   The Company's operations are presently conducted through five basic segments: regional property casualty insurance; reinsurance; specialty lines of insurance; alternative markets operations and international. The regional property casualty insurance segment writes standard commercial and personal lines insurance for such risks as automobiles, homes and businesses. The Company's reinsurance segment specializes in underwriting property, casualty and surety reinsurance on both a treaty and facultative basis. The specialty lines of insurance consist primarily of excess and surplus lines, commercial transportation, professional liability, directors and officers liability and surety. The Company's alternative markets segment specializes in insuring, reinsuring, and administering self-insurance programs and other alternative risk transfer mechanisms for public entities, private employers and associations. Finally, the international operations represent the Company's joint venture (65% owned by the Company) with Northwestern Mutual Life International, Inc., which writes property and casualty insurance, as well as life insurance, internationally. For the nine months ended September 30, 2000 and 1999, the joint venture revenues include life insurance premiums of $24.7 million and $16.7 million, respectively.

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies; see the Company's Annual Report on Form 10-K for the year ended December 31, 1999 for a complete description. Income tax expense (benefits) were calculated in accordance with the Company's tax sharing agreements, which provide for the recognition of tax loss carry-forwards only to the extent of taxes previously paid. Summary financial information about the Company's operating segments is presented in the following table. Income before income taxes by segment consists of revenues less expenses related to the respective segment's operations. These amounts include realized gains (losses) where applicable. Intersegment revenues consist primarily of dividends, interest on inter-company debt and fees paid by subsidiaries for portfolio management and other services to the Company. Identifiable assets by segment are those assets used in the operation of each segment.

                                                                         Income
                                                 Revenues                (Loss)     Income
                                     ---------------------------------   Before       Tax
                          Investment Unaffiliated  Inter-                Income    (Expense)
                            Income    Customers   Segment     Total       Taxes    Benefits
                          ---------- ------------ --------  ----------  ---------  ---------
                                              (dollars in thousands)
For the nine months
 ended September 30,
 2000:
 Regional...............   $ 43,859   $  534,262  $  1,015  $  535,277  $  (2,972)  $ 2,257
 Reinsurance............     36,643      251,371     1,026     252,397     17,253    (4,312)
 Specialty..............     35,844      236,347     1,724     238,071     16,860    (4,656)
 Alternative Markets....     31,555      190,257       171     190,428     24,488    (5,982)
 International..........      6,882       84,319       --       84,319      3,707      (396)
 Corporate and other....        755        4,658    41,170      45,828    (14,389)    4,482
 Adjustments and
  eliminations..........     (2,513)         --    (45,106)    (45,106)   (29,539)   12,692
                           --------   ----------  --------  ----------  ---------   -------
 Consolidated...........   $153,025   $1,301,214       --   $1,301,214  $  15,408   $ 4,085
                           ========   ==========  ========  ==========  =========   =======
For the nine months
 ended September 30,
 1999:
 Regional...............   $ 39,167   $  518,714  $  1,266  $  519,980  $ (32,210)  $ 9,169
 Reinsurance............     36,608      256,700       520     257,220     13,596    (2,737)
 Specialty..............     38,918      235,194      (887)    234,307     34,713    (8,252)
 Alternative Markets....     27,564      167,959       351     168,310     19,628    (3,553)
 International..........      4,935       68,556       --       68,556      1,569      (956)
 Corporate and other....        846        4,663    45,851      50,514    (15,409)   18,725
 Adjustments and
  eliminations..........     (2,773)         --    (47,101)    (47,101)   (32,740)    5,372
                           --------   ----------  --------  ----------  ---------   -------
 Consolidated...........   $145,265   $1,251,786  $    --   $1,251,786  $ (10,853)  $17,768
                           ========   ==========  ========  ==========  =========   =======

   Interest expense for reinsurance, alternative markets and corporate was $1,745,000, $441,000 and $33,768,000, respectively, for the nine months ended September 30, 2000 and $1,745,000, $445,000 and $35,878,000, respectively, for the corresponding period in 1999.

                   W. R. BERKLEY CORPORATION AND SUBSIDIARIES

                               September 30, 2000
                                  (Unaudited)


   Identifiable assets by segment are as follows:

                                                     September 30, December 31,
                                                         2000          1999
                                                     ------------- ------------
   Regional.........................................  $ 1,472,927  $ 1,436,575
   Reinsurance......................................    1,221,814    1,022,776
   Specialty........................................    1,374,216    1,370,837
   Alternative Markets..............................      930,111      878,125
   International....................................      211,334      177,675
   Corporate and other..............................    1,334,149    1,362,345
   Elimination......................................   (1,659,647)  (1,463,542)
                                                      -----------  -----------
   Consolidated.....................................  $ 4,884,904  $ 4,784,791
                                                      ===========  ===========

5. Sale of Assets

   In the second quarter of 2000, the Company reported realized gains of $3.2 million in connection with the sale of the assets of All American Agency Facilities, Inc. ("All American"), a managing general agency. All American's revenues and operating profits (losses) were $1.8 million and ($0.7) million, respectively, for the first nine months of 2000 and $7.5 million and $0.4 million, respectively, for the year ended December 31, 1999.

6. Restructuring Charge

   In the first quarter of 2000, the Company implemented a restructuring plan for our reinsurance operations. Under the plan, the reinsurance segment has withdrawn from the Latin American and Caribbean market, and the domestic reinsurance operations are focusing on specialty reinsurance lines while de-emphasizing certain commodity-type lines. The Company reduced its permanent workforce by approximately 37 employees in connection with the plan. The Company recognized $1,850,000 in expense in its statement of operations to reflect charges related to the plan. These charges consisted mainly of severance payments and contractual lease payments related to abandoned facilities. The activities under the plan have been substantially completed.

7. Recent Accounting Pronouncements

   During 1999, the FASB issued FAS 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB 133, and Amendment of FASB 133" which extended the effective date of FASB 133 to January 1, 2001. FAS 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments. This statement will not have a material impact on the Company's results of operations or financial condition.

8. Other Matters

   Reclassifications have been made in the 1999 financial statements as originally reported to conform them to the presentation of the 2000 financial statements.

   In the opinion of management, the summarized financial information reflects all adjustments which are necessary for a fair presentation of financial position and results of operations for the interim periods. Seasonal weather variations affect the severity and frequency of losses sustained by the insurance and reinsurance subsidiaries. Although the effect on the Company's business of such natural catastrophes as tornadoes, hurricanes, hailstorms and earthquakes is mitigated by reinsurance, they nevertheless can have a significant impact on the results of any one or more reporting periods.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
W. R. Berkley Corporation

   We have audited the consolidated balance sheets of W. R. Berkley Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of W. R. Berkley Corporation and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

   As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of accounting for insurance-related assessments in 1999.

                                          KPMG LLP

New York, New York
February 24, 2000

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (Dollars in thousands, except per share data)

                                                Years ended December 31,
                                            ----------------------------------
                                               1999        1998        1997
                                            ----------  ----------  ----------
Revenues:
 Net premiums written...................... $1,427,719  $1,346,254  $1,177,641
 Change in net unearned premiums...........    (13,335)    (67,855)    (65,894)
                                            ----------  ----------  ----------
  Premiums earned..........................  1,414,384   1,278,399   1,111,747
 Net investment income.....................    190,316     202,420     199,588
 Management fees and commissions...........     72,344      70,727      71,456
 Realized investment gains (losses)........     (6,064)     25,400      13,186
 Other income..............................      2,688       5,571       4,333
                                            ----------  ----------  ----------
  Total revenues...........................  1,673,668   1,582,517   1,400,310
Operating costs and expenses:
 Losses and loss expenses..................  1,085,826     914,762     734,424
 Other operating costs and expenses........    604,784     556,155     487,776
 Interest expense..........................     50,801      48,819      48,869
 Restructuring charge......................     11,505         --          --
                                            ----------  ----------  ----------
  Income (loss) before income taxes and
   minority interest.......................    (79,248)     62,781     129,241
Federal and foreign income tax benefit
 (expense).................................     45,766      (5,465)    (30,668)
                                            ----------  ----------  ----------
  Income (loss) before minority interest...    (33,482)     57,316      98,573
Minority interest..........................       (566)      1,444         474
                                            ----------  ----------  ----------
  Net income (loss) before preferred
   dividends...............................    (34,048)     58,760      99,047
Preferred dividends........................       (497)     (7,548)     (7,828)
                                            ----------  ----------  ----------
  Net income (loss) before change in
   accounting and extraordinary gain
   (loss)..................................    (34,545)     51,212      91,219
  Cumulative effect of change in accounting
   principle (net of taxes)................     (3,250)        --          --
  Extraordinary gain (loss) on early
   extinguishment of long-term debt (net of
   taxes)..................................        735      (5,017)        --
                                            ----------  ----------  ----------
  Net income (loss) attributable to common
   stockholders............................ $  (37,060) $   46,195  $   91,219
                                            ==========  ==========  ==========
Earnings (loss) per share:
 Basic
  Net income (loss) before change in
   accounting and extraordinary gain
   (loss).................................. $    (1.35) $     1.82  $     3.09
  Cumulative effect of change in accounting
   principle (net of taxes)................       (.12)        --          --
  Extraordinary gain (loss) on early
   extinguishment of long-term debt........        .03        (.18)        --
                                            ----------  ----------  ----------
  Net income (loss) attributable to common
   stockholders............................ $    (1.44) $     1.64  $     3.09
                                            ==========  ==========  ==========
 Diluted
  Net income (loss) before change in
   accounting and extraordinary gain
   (loss).................................. $    (1.34) $     1.76  $     3.02
  Cumulative effect of change in accounting
   principle (net of taxes)................       (.12)        --          --
  Extraordinary gain (loss) on early
   extinguishment of long-term debt........        .03        (.17)        --
                                            ----------  ----------  ----------
  Net income (loss) attributable to common
   stockholders............................ $    (1.43) $     1.59  $     3.02
                                            ==========  ==========  ==========

          See accompanying notes to consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS
                 (Dollars in thousands, except per share data)

                                                            December 31,
                                                        ----------------------
                                                           1999        1998
                                                        ----------  ----------
                        ASSETS
INVESTMENTS:
Invested cash.........................................  $  295,423  $  370,155
Fixed maturity securities:
 Held to maturity, at cost (fair value $150,465 and
  $183,469)...........................................     152,657     170,150
 Available for sale, at fair value (cost $2,180,509
  and $2,224,244).....................................   2,110,411   2,306,619
Equity securities, at fair value:
 Available for sale (cost $54,437 and $59,890)........      61,380      65,869
 Trading account (cost $236,453 and $373,164).........     253,430     389,310
Cash..................................................      20,051      16,123
Premiums and fees receivable..........................     380,887     377,501
Due from reinsurers...................................     620,446     513,297
Accrued investment income.............................      36,925      37,842
Prepaid reinsurance premiums..........................      91,005      79,530
Deferred policy acquisition costs.....................     182,348     168,894
Real estate, furniture and equipment at cost, less
 accumulated depreciation.............................     128,735     136,884
Deferred Federal and foreign income taxes.............      81,976         --
Excess of cost over net assets acquired...............      76,523      76,645
Trading account receivable from brokers and clearing
 organizations........................................     258,454     229,520
Other assets..........................................      34,140      45,092
                                                        ----------  ----------
                                                        $4,784,791  $4,983,431
                                                        ==========  ==========
 LIABILITIES, RESERVES, DEBT AND STOCKHOLDERS' EQUITY
LIABILITIES AND RESERVES:
Reserves for losses and loss expenses.................  $2,361,238  $2,126,566
Unearned premiums.....................................     689,826     664,861
Due to reinsurers.....................................     144,712     130,517
Deferred Federal and foreign income taxes.............         --        6,877
Trading securities sold but not yet purchased, at fair
 value (proceeds $137,801 and $283,310)...............     155,826     298,165
Short-term debt.......................................      35,000      55,500
Other liabilities.....................................     183,218     213,453
                                                        ----------  ----------
                                                         3,569,820   3,495,939
                                                        ----------  ----------
Long-term debt........................................     394,792     394,444
                                                        ----------  ----------
Company-obligated mandatorily redeemable capital
 securities of a subsidiary trust holding solely
 8.197% junior subordinated debentures of the
 corporation due December 15, 2045....................     198,126     207,988
Minority interest.....................................      30,275      23,779
                                                        ----------  ----------
STOCKHOLDERS' EQUITY:
Preferred stock, par value $.10 per share:
 Authorized 5,000,000 shares:
 7 3/8% Series A Cumulative Redeemable Preferred Stock
  653,952 shares issued and outstanding...............         --           65
Common stock, par value $.20 per share:
 Authorized 80,000,000 shares, issued and outstanding,
  net of treasury shares, 25,616,578 and
  26,504,404 shares...................................       7,281       7,281
Additional paid-in capital............................     331,640     429,611
Retained earnings.....................................     551,401     601,908
Accumulated other comprehensive income (loss).........     (44,500)     54,672
Treasury stock, at cost, 10,787,489 and 9,899,663
 shares...............................................    (254,044)   (232,256)
                                                        ----------  ----------
                                                           591,778     861,281
                                                        ----------  ----------
                                                        $4,784,791  $4,983,431
                                                        ==========  ==========

          See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 (Dollars in thousands, except per share data)

                  Years ended December 31, 1999, 1998 and 1997

                                       Preferred
                                       and common
                                       stock and             Accumulated
                             Total     additional               other
                         stockholders'  paid-in   Retained  comprehensive Treasury
                            equity      capital   earnings  income (loss)   stock
                         ------------- ---------- --------  ------------- ---------
Balance, December 31,
 1996...................   $ 879,732    $476,439  $490,338    $ 31,075    $(118,120)
  Net income
   attributable to
   common stockholders..      91,219         --     91,219         --           --
  Change in other
   comprehensive
   income...............      27,131         --        --       27,131          --
  Issuance of common
   shares...............       3,130       1,190       --          --         1,940
  Repurchase of
   preferred stock......     (41,523)    (41,523)      --          --           --
  Dividends to common
   stockholders ($.42
   per share)...........     (12,397)        --    (12,397)        --           --
                           ---------    --------  --------    --------    ---------
Balance, December 31,
 1997...................     947,292     436,106   569,160      58,206     (116,180)
  Net income
   attributable to
   common stockholders..      46,195         --     46,195         --           --
  Change in other
   comprehensive income
   (loss)...............      (3,534)        --        --       (3,534)         --
  Issuance of common
   shares...............       2,719         851       --          --         1,868
  Purchase of treasury
   stock................    (117,944)        --        --          --      (117,944)
  Dividends to common
   stockholders ($.48
   per share)...........     (13,447)        --    (13,447)        --           --
                           ---------    --------  --------    --------    ---------
Balance, December 31,
 1998...................     861,281     436,957   601,908      54,672     (232,256)
  Net (loss)
   attributable to
   common stockholders..     (37,060)        --    (37,060)        --           --
  Change in other
   comprehensive income
   (loss)...............     (99,172)        --        --      (99,172)         --
  Issuance of common
   shares...............         387          56       --          --           331
  Purchase of treasury
   stock................     (22,119)        --        --          --       (22,119)
  Repurchase of
   preferred stock......     (98,092)    (98,092)      --          --           --
  Dividends to common
   stockholders ($.52
   per share)...........     (13,447)        --    (13,447)        --           --
                           ---------    --------  --------    --------    ---------
Balance, December 31,
 1999...................   $ 591,778    $338,921  $551,401    $(44,500)   $(254,044)
                           =========    ========  ========    ========    =========

          See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                             (Dollars in thousands)

                                                   1999       1998      1997
                                                 ---------  --------  --------
Net income (loss) attributable to common
 stockholders................................... $ (37,060) $ 46,195  $ 91,219
                                                 ---------  --------  --------
Other comprehensive income (loss)
  Unrealized holding gain (losses) on investment
   securities arising during the period (net of
   taxes of ($51,246), ($9,941) and $10,915)....   (95,171)  (18,462)   20,271
  Less: Reclassification adjustment for net
   change in unrealized gains (losses) during
   the period (net of taxes of ($2,122), $8,890
   and $4,615)..................................    (3,942)   16,510     8,571
                                                 ---------  --------  --------
Net unrealized gain (loss)......................   (99,113)   (1,952)   28,842
  Change in unrealized foreign exchange
   (losses).....................................       (59)   (1,582)   (1,711)
                                                 ---------  --------  --------
  Other comprehensive income (loss).............   (99,172)   (3,534)   27,131
                                                 ---------  --------  --------
  Comprehensive income (loss)................... $(136,232) $ 42,661  $118,350
                                                 =========  ========  ========



          See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                Years ended December 31,
                                             ---------------------------------
                                               1999        1998        1997
                                             ---------  -----------  ---------
Cash flows from operating activities:
Net income (loss) before minority interest,
 preferred dividends and extraordinary
 items.....................................  $ (36,732) $    57,316  $  98,573
Adjustments to reconcile net income to net
 cash flows provided by operating
 activities:
 Increase in reserves for losses and loss
  expenses, net of due to/from reinsurers..    141,718      169,285    137,312
 Depreciation and amortization.............     23,598       22,658     11,852
 Change in unearned premiums and prepaid
  reinsurance premiums.....................     13,490       68,095     67,023
 Change in premiums and fees receivable....     (3,386)     (45,727)   (64,858)
 Change in Federal income taxes............    (34,289)     (26,923)    (1,408)
 Change in deferred policy acquisition
  costs....................................    (12,457)     (22,057)   (24,465)
 Realized investment (gains) losses........      6,064      (25,400)   (13,186)
 Other, net................................    (49,491)      27,023     18,601
                                             ---------  -----------  ---------
Net cash provided by operating activities
 before trading account sales (purchases)..     48,515      224,270    229,444
Trading account sales (purchases), net.....        554       (4,567)   (89,245)
                                             ---------  -----------  ---------
Net cash provided by operating activities..     49,069      219,703    140,199
                                             ---------  -----------  ---------
Cash flows provided by (used in) investing
 activities:
Proceeds from sales, excluding trading
 account:
 Fixed maturity securities available for
  sale.....................................    594,993      715,459    718,789
 Equity securities.........................     17,200       52,727     43,204
Proceeds from maturities and prepayments of
 fixed maturity securities.................    147,668      297,303    120,944
Cost of purchases, excluding trading
 account:
 Fixed maturity securities available for
  sale.....................................   (695,928)  (1,033,190)  (984,961)
 Fixed maturity securities held to
  maturity.................................        --        (3,034)       --
 Equity securities.........................    (14,397)     (33,217)   (28,028)
Cost of acquired companies, net of acquired
 cash and invested cash....................     (1,533)      (3,304)       585
Net additions to real estate, furniture and
 equipment.................................     (8,127)     (27,167)   (17,898)
Other, net.................................       (435)       3,956     (9,904)
                                             ---------  -----------  ---------
Net cash provided by (used in) investing
 activities................................     39,441      (30,467)  (157,269)
                                             ---------  -----------  ---------
Cash flows from financing activities:
Repurchase of preferred stock..............    (98,092)         --     (41,523)
Purchase of common treasury shares.........    (22,119)    (117,944)       --
Net change in short-term debt..............    (20,500)      55,500        --
Repurchase of Company-obligated mandatorily
 redeemable capital securities of a
 subsidiary trust holding solely 8.197%
 junior subordinated debentures............     (8,774)         --         --
Cash dividends to common stockholders......    (13,888)     (13,518)   (11,695)
Cash dividends to preferred stockholders...     (2,001)      (7,356)    (8,717)
Other, net.................................      6,060          735     13,367
Net proceeds from issuance of long-term
 debt......................................        --        47,882        --
Repurchase of long-term debt...............        --       (49,104)       --
                                             ---------  -----------  ---------
Net cash provided by (used in) financing
 activities................................   (159,314)     (83,805)   (48,568)
                                             ---------  -----------  ---------
Net increase (decrease) in cash and
 invested cash.............................    (70,804)     105,431    (65,638)
Cash and invested cash at beginning of
 year......................................    386,278      280,847    346,485
                                             ---------  -----------  ---------
Cash and invested cash at end of year......  $ 315,474  $   386,278  $ 280,847
                                             =========  ===========  =========
Supplemental disclosure of cash flow
 information:
 Interest paid on debt.....................  $  50,801  $    48,976  $  45,950
                                             =========  ===========  =========
 Federal income taxes (received) paid......  $ (12,973) $    32,090  $  32,258
                                             =========  ===========  =========

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              For the years ended December 31, 1999, 1998 and 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (A) Principles of consolidation and basis of presentation

   The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries ("the Company"), have been prepared on the basis of generally accepted accounting principles ("GAAP"). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 1998 and 1997 financial statements to conform them to the presentation of the 1999 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. Actual results could differ from those estimates.

 (B) Revenue recognition

   Insurance premiums written are recognized as earned generally on a pro-rata basis over the contract period. Management fees on insurance service contracts are recorded as earned primarily on a pro-rata basis over the policy period. Commission income is recognized as earned on the effective date of the applicable insurance policies.

 (C) Investments

   The Company has classified its investments into three categories. Securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost. Securities which the Company purchased with the intent to sell in the near-term are classified as "trading" and are reported at estimated fair value, with unrealized gains and losses reflected in the statement of operations. The remaining securities are classified as "available for sale" and carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as comprehensive income
(loss) and a separate component of stockholders' equity. Fair value is generally determined using published market values.

   Realized gains or losses represent the difference between the cost of securities sold and the proceeds realized upon sale. The cost of securities is adjusted where appropriate to include a provision for significant decline in value which is considered to be other than temporary. The Company uses the specific identification method where possible, and the first-in, first-out method in other instances, to determine the cost of securities sold. Realized gains or losses, including any provision for decline in value, are included in the statement of operations.

 (D) Trading account

   The long portfolio positions are presented in the balance sheet as trading account assets. The short sales and short call options used in trading account activities are presented as trading securities sold but not yet purchased. The trading account receivable from brokers and clearing organizations is comprised of unsettled trades within the trading account and the net margin balances held by the clearing broker.

 (E) Per share data

   Basic per share data is based upon the weighted average number of shares outstanding during the year. Diluted per share data reflects the potential dilution that would occur if employee stock-based compensation plans were exercised. Shares issued in connection with loans to shareholders are not considered to be outstanding for the purposes of calculating basic per share amounts and have been excluded from stockholders' equity.

              For the years ended December 31, 1999, 1998 and 1997


 (F) Deferred policy acquisition costs

   Acquisition costs (primarily commissions and premium taxes) incurred in writing insurance and reinsurance business are deferred and amortized ratably over the terms of the related contracts. Deferred policy acquisition costs are limited to the amounts estimated to be recoverable from the applicable unearned premiums and the related anticipated investment income by giving effect to anticipated losses, loss adjustment expenses and expenses necessary to maintain the contracts in force.

 (G) Reserves for losses and loss expenses

   Reserves for losses and loss expenses are an accumulation of amounts determined on the basis of (1) evaluation of claims for business written directly by the Company; (2) estimates received from other companies for reinsurance assumed; and (3) estimates for losses incurred but not reported (based on Company and industry experience). These estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in results of operations in the period in which they are determined.

   The Company discounts its liabilities for excess workers' compensation ("EWC") losses and loss expenses using a "risk-free" rate. EWC liabilities are discounted because of the long period of time over which it pays losses. The Company believes that utilizing a "risk-free" rate to discount these reserves more closely reflects the economics associated with the EWC line of business (see Note 15 of notes to consolidated financial statements).

 (H) Reinsurance ceded

   Ceded unearned premiums are reported as prepaid reinsurance premiums and estimated amounts of reinsurance recoverable on unpaid losses are included in due from reinsurers. To the extent any reinsurer does not meet its obligations under reinsurance agreements, the Company must discharge the liability. Amounts due from reinsurers are reflected net of funds held where the right of offset is present. The Company has provided reserves for uncollectible reinsurance.

 (I) Excess of cost over net assets acquired

   Costs in excess of the net assets of subsidiaries acquired are being amortized on a straight-line basis over 25 to 40 years. The Company continually evaluates the amortization period of its intangible assets. Estimates of useful lives are revised when circumstances or events indicate that the original estimate is no longer appropriate. Amortization (including adjustments) of the excess of cost over net assets acquired was $3,866,000, $3,178,000 and $2,950,000 for 1999, 1998 and 1997, respectively.

 (J) Federal and foreign income taxes

   The Company files a consolidated income tax return in the U.S. and foreign tax returns in the countries of its overseas operations.

   The Company's method of accounting for income taxes is the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are measured using tax rates currently in effect or expected to apply in the years in which those temporary differences are expected to reverse.

 (K) Stock options

   The Company accounts for its stock options in accordance with Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123), which provides that stock-based compensation may be disclosed in the footnotes to financial statements.

              For the years ended December 31, 1999, 1998 and 1997


 (L) Foreign currency

   Revenues and expenses in foreign currencies are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the close of the period. Unrealized gains or losses (losses of $3,352,000 and $3,293,000 as of December 31, 1999 and 1998,
respectively) resulting from translating foreign currency financial statements are reported as a component of common stockholders' equity. Gains or losses (losses of $381,000 for 1999 and gains of $1,543,000 and $1,408,000 for 1998 and 1997, respectively) resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in other income (gains) or other operating costs and expenses (losses) in the statement of operations.

 (M) Real estate, furniture and equipment

   Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $16,291,000, $17,114,000 and $12,799,000 for 1999, 1998 and 1997, respectively.

 (N) Other comprehensive income (loss)

   Comprehensive income (loss) encompasses all changes in stockholder's equity (except those arising from transactions with shareholders) and includes net income, net unrealized capital gains or losses on available-for-sale securities and unrealized foreign currency translation adjustments.

 (O) Insurance related assessments

   As of January 1, 1999, the Company adopted the American Institute of Certified Public Accountants (AICPA) Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance Related Assessments." This statement provides guidance for determining when an entity should recognize liabilities for guarantee fund and other insurance related assessments, how to measure those liabilities and when an asset may be recognized for the recovery of such assessments through premium tax offsets or policy surcharges. The adoption of this statement resulted in an after tax charge of $3,250,000 for the year ended December 31, 1999, which is reflected as a cumulative effect of a change in accounting principle.

 (P) Recent accounting pronouncements

   During 1999, the FASB issued FAS 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB 133, and Amendment of FASB 133" which extended the effective date of FAS 133 to January 1, 2001. FAS 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments. This statement will not have a material impact on the Company's results of operations or financial condition.

(2) ACQUISITIONS

   During 1999, 1998 and 1997, several international and other acquisitions were completed for an aggregate consideration of approximately $1,533,000, $13,389,000 and $7,238,000, respectively. The acquisitions were accounted for as purchases and, accordingly, the results of operations of the companies have been included from the respective dates of acquisition. Pro forma results of operations have been omitted as such effects are not significant.

              For the years ended December 31, 1999, 1998 and 1997

   Net assets of the acquired companies for 1999, 1998 and 1997 were as follows: Investments in fixed maturity and equity securities of $0, $1,786,000 and $2,192,000; cash and invested cash of $0, $10,085,000 and $7,823,000;
excess of cost over net assets acquired of $3,744,000, $6,847,000 and $2,688,000; and other liabilities, net of other assets of $5,277,000, $5,329,000 and $5,465,000.

(3) COMMITMENTS, LITIGATION AND CONTINGENT LIABILITIES

   Neither the Company nor any of its subsidiaries is engaged in any litigation known to the Company which management believes will have a material adverse effect upon the Company's business. As is common with other insurance companies, the Company's subsidiaries are regularly engaged in the defense of claims arising out of the conduct of the insurance business.

(4) LEASE OBLIGATIONS

   The Company and several of its subsidiaries use office space and equipment under leases expiring at various dates through September 1, 2004. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was approximately: $16,109,000, $14,095,000 and $12,564,000 for 1999,
1998 and 1997, respectively. Future minimum lease payments (without provision for sublease income) are $13,059,000 in 2000; $9,887,000 in 2001; $7,611,000 in
2002; $5,653,000 in 2003; and $4,368,000 thereafter.

(5) RESTRUCTURING PLAN

   In the first quarter of 1999, the Company implemented a plan to restructure certain of its operating units. Under the plan, the Company consolidated ten of its regional units into four; merged two of its alternative market units; and combined two of its international units. In connection with the restructuring plan, the Company expects to reduce its workforce by approximately 386 employees. The Company reported a restructuring charge of $11,505,000 in the first quarter of 1999 to reflect the estimated costs of the plan. These charges consist mainly of severance payments of $7,562,000, contractual lease payments related to abandoned facilities and abandoned equipment and property owned. The activities under the plan were substantially completed in 1999. The Company has paid $6,916,000 related to the restructuring charge of which $4,221,000 relates to severance payments. The remaining restructuring accrual is $4,589,000 at December 31, 1999.

(6) DEBT

   Long-term debt consists of the following:

                                                                     Carrying
Description                   Rate      Maturity       Face Value     Value
-----------                  ------ ----------------- ------------ ------------
Senior Notes................ 6.31%  March 6, 2000     $ 25,000,000 $ 24,995,000
Senior Notes................ 6.71%  March 4, 2003       25,000,000   24,939,000
Note Payable................  (1)   December 30, 2003    8,000,000    8,000,000
Senior Subordinated Notes... 6.50%  July 1, 2003        35,793,000   35,793,000
Senior Notes................ 6.375% April 15, 2005      40,000,000   39,825,000
Senior Notes................ 6.25%  January 15, 2006   100,000,000   99,215,000
Senior Notes................ 9.875% May 15, 2008        88,800,000   86,368,000
Senior Debenture............ 8.70%  January 1, 2022     76,503,000   75,657,000
                                                      ------------ ------------
                                                      $399,096,000 $394,792,000
                                                      ============ ============

---------------------
(1) Floating rate equal to Libor plus 50 basis points.

              For the years ended December 31, 1999, 1998 and 1997


   The difference between the face value of long-term debt and the carrying value is unamortized discount. All outstanding long-term debt is not redeemable until maturity and ranks on a parity with all other outstanding indebtedness of the Company.

   The Company has on file a "shelf" registration statement with the Securities and Exchange Commission with a remaining balance of $150,000,000 in additional equity and/or debt securities. The securities may be offered from time to time as determined by funding requirements and market conditions.

Short-term Debt As of December 31, 1999 and 1998, the Company had $35,000,000 and $55,500,000, respectively, of outstanding short-term debt under its unsecured line-of-credit. During 1999 and 1998, the average interest rate of the Company's short-term debt was 5.36% and 5.59%. As of December 31, 1999, the Company had an additional $40,000,000 of short-term debt available under its line-of-credit.

(7) COMPANY-OBLIGATED MANDATORILY REDEEMABLE CAPITAL SECURITIES OF A SUBSIDIARY TRUST HOLDING SOLELY JUNIOR SUBORDINATED DEBENTURES OF THE CORPORATION DUE DECEMBER 15, 2045

   The Company-obligated mandatorily redeemable preferred securities of a subsidiary trust holding solely junior subordinated debentures ("Capital Trust Securities") were issued by the W.R. Berkley Capital Trust ("the Trust") in 1996. All of the common securities of the Trust are owned by the Company. The sole assets of the Trust are $210,000,000 aggregate principal amount of 8.197% Junior Subordinated Debentures due December 15, 2045, issued by the Company (the "Junior Subordinated Debentures"). The Company's guarantee of payments of cash distributions and payments on liquidation of the Trust and redemption of the Capital Trust Securities, when taken together with the Company's obligations under the Trust Agreement under which the Capital Trust Securities were issued, the Junior Subordinated Debentures and the Indenture under which the Junior Subordinated Debentures were issued, including its obligations to pay costs, expenses, debts and liabilities of the Trust (other than with respect to the Capital Trust Securities), provide a full and unconditional guarantee of the Trust's obligations under the Capital Trust Securities. The Company records the preferential cumulative cash dividends arising from the payments of interest on the Junior Subordinated Debentures as interest expense in its consolidated statement of operations.

   The Capital Trust Securities are subject to mandatory redemption in a like amount (i) in whole but not in part, on the stated maturity date, upon repayment of the Junior Subordinated Debentures, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the Junior Subordinated Debentures by the Company upon the occurrence and continuation of a certain event and (iii) in whole or in part, on or after December 15, 2006, contemporaneously with the optional prepayment by the Company of Junior Subordinated Debentures. In September 1999, a subsidiary of the Company purchased $10 million (face amount) of the Capital Trust Securities for $8,774,000.

              For the years ended December 31, 1999, 1998 and 1997


(8) REINSURANCE CEDED

   The Company follows the customary industry practice of reinsuring a portion of its exposures principally to reduce net liability on individual risks and to protect against catastrophic losses. The following amounts arising under reinsurance ceded contracts have been deducted in arriving at the amounts reflected in the statement of operations:

                                                       1999     1998     1997
                                                     -------- -------- --------
                                                       (dollars in thousands)
   Premiums written................................. $307,170 $292,238 $240,754
   Premiums earned..................................  294,823  286,170  239,233
   Losses and loss expenses.........................  248,767  211,389  129,405

   Effective January 1, 1999, the Company purchased additional aggregate reinsurance protection for its regional segment. Pursuant to the contract, the reinsurer will indemnify the regional companies for losses occurring during 1999 in excess of 71% of earned premiums, up to a limit of $35,000,000. Premiums of $21,000,000 and losses of $35,000,000 were ceded to the reinsurer in 1999.

(9) SUPPLEMENTAL FINANCIAL STATEMENT DATA

   Other operating costs and expenses consist of the following:

                                                      1999     1998     1997
                                                    -------- -------- --------
                                                      (dollars in thousands)
   Amortization of deferred policy acquisition
    costs.......................................... $444,289 $394,612 $337,871
   Other operating costs and expenses of insurance
    operations.....................................   77,617   77,596   65,993
   Other costs and expenses........................   82,878   83,947   83,912
                                                    -------- -------- --------
     Total......................................... $604,784 $556,155 $487,776
                                                    ======== ======== ========

(10) STOCK OPTION PLAN

   The Company has a stock option plan (the "Stock Option Plan") under which 7,125,000 shares of Common Stock were reserved for issuance. Pursuant to the Stock Option Plan, options may be granted at prices determined by the Board of Directors but not less than fair market value on the date of grant.

   The following table summarizes option information, including options granted under both the 1992 and prior plans:

                                    1999               1998               1997
                             ------------------ ------------------ ------------------
                                       Weighted           Weighted           Weighted
                                       Average            Average            Average
                                       Exercise           Exercise           Exercise
                              Shares    Price    Shares    Price    Shares    Price
                             --------- -------- --------- -------- --------- --------
   Outstanding at beginning
    of year................  3,929,333  $34.25  3,218,762  $29.52  2,491,222  $26.03
   Granted.................     68,600   25.73  1,036,975   47.08  1,154,354   34.68
   Exercised...............     14,925   21.91    106,938   23.57    280,498   20.87
   Canceled................    320,223   34.39    219,466   30.56    146,316   27.42
                             ---------  ------  ---------  ------  ---------  ------
   Outstanding at end of
    year...................  3,662,785  $34.12  3,929,333  $34.25  3,218,762  $29.52
                             ---------  ------  ---------  ------  ---------  ------
   Options exercisable at
    year end...............    998,450  $25.28    640,161  $23.72    558,210  $22.66
                             =========  ======  =========  ======  =========  ======
   Options available for
    future grant...........  3,326,102          3,073,916          3,892,439
                             =========          =========          =========

              For the years ended December 31, 1999, 1998 and 1997

   The fair value of the options granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1999 and 1998, respectively: (a) dividend yield of 1%,
(b) expected volatility of 20%, (c) risk free interest rate of 5.61% and 5.79% and (d) expected life of 7.5 years. The following table summarizes information about stock options outstanding at December 31, 1999 and 1998:

                                          Options Outstanding  Options Exercisable
                                          -------------------- --------------------
                                           Weighted                        Weighted
                                           Remaining  Weighted             Average
                                Number    Contractual Average    Number    Exercise
   Range of Exercise Prices   Outstanding    Life      Price   Exercisable  Price
   ------------------------   ----------- ----------- -------- ----------- --------
   December 31, 1999
   $14 to $27..............      736,415      3.9      $23.40    654,815    $23.14
    27 to  32..............      875,144      6.2       29.06    337,210     29.17
    32 to  48..............    2,051,226      7.8       40.13      6,425     38.29
                               ---------      ---      ------    -------    ------
     Total.................    3,662,785      6.6      $34.12    998,450    $25.28
                               =========      ===      ======    =======    ======
   December 31, 1998
   $14 to $27..............      731,983      4.4      $23.25    554,759    $22.67
    27 to  32..............    1,034,346      7.1       29.12     84,502     30.35
    32 to  48..............    2,163,004      8.8       40.43        900     47.38
                               ---------      ---      ------    -------    ------
     Total.................    3,929,333      7.6      $34.25    640,161    $23.72
                               =========      ===      ======    =======    ======

   The Company applies APB Opinion 25 and related interpretations in accounting for these plans. Accordingly, no compensation costs has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (000's omitted except per share data):

                                                                     Diluted
                                                Basic Earnings    Earnings per
                               Net Income          per Share          Share
                            ------------------  ---------------  ---------------
                               As       Pro        As     Pro       As     Pro
                            Reported   Forma    Reported Forma   Reported Forma
                            --------  --------  -------- ------  -------- ------
    1999
    Before change in
     accounting and
     extraordinary item.... $(34,545) $(37,644)  $(1.35) $(1.46)  $(1.34) $(1.45)
    Attributable to Common
     Stockholders..........  (37,060)  (40,159)   (1.44)  (1.56)   (1.43)  (1.55)
                            --------  --------   ------  ------   ------  ------
    1998
    Before change in
     accounting and
     extraordinary item....   51,212    48,078     1.82    1.71     1.76    1.65
    Attributable to Common
     Stockholders..........   46,195    43,061     1.64    1.53     1.59    1.48
                            --------  --------   ------  ------   ------  ------

(11) COMPENSATION PLAN

   The Company and its subsidiaries have profit sharing retirement plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary's profitability. Employees become eligible to participate in the Retirement Plans on the first day of the month following the first full three months in which they are employed. Profit sharing expense amounted to $7,768,000, $8,524,000 and $8,402,000 for 1999, 1998 and 1997, respectively.

              For the years ended December 31, 1999, 1998 and 1997


   In May 1997, the Common Stockholders approved the Long-Term Incentive Compensation Plan ("LTIP"). The LTIP provides for incentive compensation to key executives, is based on long-term corporate performance and is based upon criteria established by the Compensation and Stock Options Committee of the Board of Directors (the "Committee"). Key employees are awarded participation units ("units") as determined by the Committee. The Units vest and become exercisable over a maximum term of five years from the date of their award. The units are payable in cash or up to 50% in shares of Common Stock. In 1997, 226,250 units were awarded which amounted to an expense of $1,705,000. There was no LTIP expense in 1998 or 1999.

(12) INVESTMENTS

   At December 31, 1999 and 1998, there were no investments, other than investments in United States government securities, which exceeded 10% of stockholders' equity. At December 31, 1999 and 1998, investments were as follows:

                                           December 31, 1999
                         ------------------------------------------------------
                                      Gross      Gross
                                    unrealized unrealized             Carrying
Type of investment        Cost (a)    gains      losses   Fair value   value
------------------       ---------- ---------- ---------- ---------- ----------
                                         (dollars in thousands)
Fixed maturity
 securities held to
 maturity:
  State and municipal... $   56,172  $ 2,268    $   (951) $   57,489 $   56,172
  Corporate.............     12,839       78        (248)     12,669     12,839
  Mortgage-backed
   securities...........     83,646      135      (3,474)     80,307     83,646
                         ----------  -------    --------  ---------- ----------
    Total fixed maturity
     securities held to
     maturity...........    152,657    2,481      (4,673)    150,465    152,657
                         ----------  -------    --------  ---------- ----------
Fixed maturity
 securities available
 for sale:
  United States
   Government (b).......    334,114      473     (15,419)    319,168    319,168
  State and municipal...  1,020,716    9,905     (30,968)    999,653    999,653
  Corporate.............    437,501    1,332     (19,219)    419,614    419,614
  Mortgage-backed
   securities...........    388,178    1,657     (17,859)    371,976    371,976
                         ----------  -------    --------  ---------- ----------
    Total fixed maturity
     securities
     available for
     sale...............  2,180,509   13,367     (83,465)  2,110,411  2,110,411
                         ----------  -------    --------  ---------- ----------
Common stocks...........      8,676    7,613         (80)     16,209     16,209
Preferred stocks........     45,761      206        (796)     45,171     45,171
                         ----------  -------    --------  ---------- ----------
    Total equity
     securities
     available for
     sale...............     54,437    7,819        (876)     61,380     61,380
                         ----------  -------    --------  ---------- ----------
Trading account.........    236,453   24,241      (7,264)    253,430    253,430
                         ----------  -------    --------  ---------- ----------
Invested cash (c).......    295,423      --          --      295,423    295,423
                         ----------  -------    --------  ---------- ----------
    Total investments... $2,919,479  $47,908    $(96,278) $2,871,109 $2,873,301
                         ==========  =======    ========  ========== ==========

              For the years ended December 31, 1999, 1998 and 1997


                                           December 31, 1998
                         ------------------------------------------------------
                                      Gross      Gross
                                    unrealized unrealized             Carrying
Type of investment        Cost (a)    gains      losses   Fair value   value
------------------       ---------- ---------- ---------- ---------- ----------
                                         (dollars in thousands)
Fixed maturity
 securities held to
 maturity:
  State and municipal... $   60,492  $  6,528   $    (72) $   66,948 $   60,492
  Corporate.............     13,353       772        --       14,125     13,353
  Mortgage-backed
   securities...........     96,305     6,091        --      102,396     96,305
                         ----------  --------   --------  ---------- ----------
    Total fixed maturity
     securities held to
     maturity...........    170,150    13,391        (72)    183,469    170,150
                         ----------  --------   --------  ---------- ----------
Fixed maturity
 securities available
 for sale:
  United States
   Government (b).......    293,761     9,797       (170)    303,388    303,388
  State and municipal...  1,117,691    53,387       (959)  1,170,119  1,170,119
  Corporate.............    411,234    15,047     (6,106)    420,175    420,175
  Mortgage-backed
   securities...........    401,558    12,278       (899)    412,937    412,937
                         ----------  --------   --------  ---------- ----------
    Total fixed maturity
     securities
     available for
     sale...............  2,224,244    90,509     (8,134)  2,306,619  2,306,619
                         ----------  --------   --------  ---------- ----------
Common stocks...........      8,150     4,712       (341)     12,521     12,521
Preferred stocks........     51,740     1,750       (142)     53,348     53,348
                         ----------  --------   --------  ---------- ----------
    Total equity
     securities
     available for
     sale...............     59,890     6,462       (483)     65,869     65,869
                         ----------  --------   --------  ---------- ----------
Trading account.........    373,164    23,371     (7,225)    389,310    389,310
                         ----------  --------   --------  ---------- ----------
Invested cash (c).......    370,155       --         --      370,155    370,155
                         ----------  --------   --------  ---------- ----------
    Total investments... $3,197,603  $133,733   $(15,914) $3,315,422 $3,302,103
                         ==========  ========   ========  ========== ==========

---------------------
(a) Adjusted as necessary for amortization of premium or discount.

(b) Includes United States government agencies and authorities.

(c) Short-term investments which mature within three months of the date of purchase.

   The amortized cost and fair value of fixed maturity securities at December 31, 1999, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations:

                                                                  1999
                                                          ---------------------
                                                             Cost    Fair Value
                                                          ---------- ----------
                                                               (dollars in
                                                               thousands)
   Due in one year or less............................... $   68,307 $   68,329
   Due after one year through five years.................    372,376    371,743
   Due after five years through ten years................    600,055    586,027
   Due after ten years...................................    820,604    782,494
   Mortgage-backed securities............................    471,824    452,283
                                                          ---------- ----------
   Total................................................. $2,333,166 $2,260,876
                                                          ========== ==========

              For the years ended December 31, 1999, 1998 and 1997


   Realized gains (losses) and the change in difference between fair value and cost of investments, before applicable income taxes, are as follows:

                                                     1999      1998     1997
                                                   ---------  -------  -------
                                                    (dollars in thousands)
   Realized gains (losses):
     Fixed maturity securities (a)...............  $   2,792  $23,004  $(3,308)
     Equity securities...........................        (76)   3,506   16,537
     Net change in provision for decline in value
      (b):
       Fixed maturity securities.................     (8,300)     --       103
       Equity securities.........................        --       --       581
     Other.......................................       (480)  (1,110)    (727)
                                                   ---------  -------  -------
                                                      (6,064)  25,400   13,186
                                                   ---------  -------  -------
   Change in difference between fair value and
    cost of investments:
     Fixed maturity securities...................   (167,984)     877   58,476
     Equity securities...........................        964   (4,130)  (5,356)
                                                   ---------  -------  -------
                                                    (167,020)  (3,253)  53,120
                                                   ---------  -------  -------
   Total.........................................  $(173,084) $22,147  $66,306
                                                   =========  =======  =======

---------------------

(a) During 1999, 1998 and 1997, gross gains of $15,022,000, $26,054,000, and
    $7,988,000, respectively, and gross losses of $12,230,000, $3,050,000, and
    $11,296,000, respectively, were realized.

(b) The provision for decline in value of investments is $11,100,000, $2,800,000, and $2,800,000 as of December 31, 1999, 1998 and 1997,
    respectively.

   Investment income consists of the following:

                                                   1999      1998      1997
                                                 --------  --------  --------
                                                   (dollars in thousands)
   Investment income earned on:
     Fixed maturity securities.................. $148,081  $156,961  $159,199
     Invested cash..............................   12,804     9,771    10,829
     Equity securities..........................    3,306     4,670     5,139
     Trading account (a)........................   33,532    32,997    28,831
     Other......................................      833     1,666     1,814
                                                 --------  --------  --------
       Gross investment income..................  198,556   206,065   205,812
     Interest on funds held under reinsurance
      treaties..................................   (8,240)   (3,645)   (6,224)
                                                 --------  --------  --------
     Net investment income...................... $190,316  $202,420  $199,588
                                                 ========  ========  ========

---------------------

(a) The primary focus of the trading account is merger arbitrage. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Merger arbitrage differs from other types of investments in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes merger arbitrage investments less vulnerable to changes in general financial market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales.

  The arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. Therefore, just as long portfolio positions may incur losses during

              For the years ended December 31, 1999, 1998 and 1997

  market declines, hedge positions may also incur losses during market advances. As of December 31, 1999, the notional amount of long option contracts outstanding is $36,331,000 and short option contracts outstanding is $50,797,000.

  Investment income earned from net trading account activity includes unrealized trading losses of $4,897,000 for 1999 and unrealized trading gains of $1,291,000 and $13,737,000 for 1998 and 1997, respectively.

(13) STOCKHOLDERS' EQUITY

   Common Equity The Company has calculated per share data in accordance with FAS 128. Treasury shares have been excluded from average outstanding shares from the date of acquisition. The weighted average number of shares used in the computation of basic earnings per share was 25,823,000, 28,194,000 and 29,503,000 for 1999, 1998 and 1997, respectively. The weighted average number of shares used in the computations of diluted earnings per share was 25,927,000, 29,115,000 and 30,185,000 for 1999, 1998 and 1997, respectively.
The difference in calculating basic and diluted earnings per share is attributable entirely to the dilutive effect of stock-based compensation plans.

   Changes in shares of Common Stock outstanding, net of treasury shares, are as follows:

                                                           1999    1998    1997
                                                          ------  ------  ------
                                                             (in thousands)
   Balance, beginning of year............................ 26,504  29,568  29,454
   Shares issued.........................................     18     108     114
   Shares repurchased....................................   (905) (3,172)    --
                                                          ------  ------  ------
   Balance, end of year.................................. 25,617  26,504  29,568
                                                          ======  ======  ======

   Preferred Equity During 1997, the Company purchased 276,855 shares of Series A Preferred Stock for an aggregate cost of $41,523,000. On January 25, 1999, all remaining outstanding shares of the Series A Preferred Stock were redeemed for $98,092,000.

   On May 11, 1999, the Company declared a dividend distribution of one Right for each outstanding share of Common Stock. Each Right entitles the holder to purchase a unit consisting of one one-thousandth of a shares of Series A Junior Participating Preferred Stock at a purchase price of $120 per unit (subject to adjustment) upon the occurrence of certain events relating to potential changes in control of the Company. The Rights expire on May 11, 2009, unless earlier redeemed by the Company as provided in the Rights Agreement.

(14) FEDERAL AND FOREIGN INCOME TAXES

   Federal and foreign income tax expense (before the cumulative effect of change in accounting and extraordinary items) consists of:

                                                     1999     1998      1997
                                                    ------- --------  --------
                                                     (dollars in thousands)
   Current (expense) benefit....................... $11,785 $(30,283) $(21,999)
   Deferred (expense) benefit......................  33,981   24,818    (8,669)
                                                    ------- --------  --------
     Total (expense) benefit....................... $45,766 $ (5,465) $(30,668)
                                                    ======= ========  ========

              For the years ended December 31, 1999, 1998 and 1997


   A reconciliation of Federal and foreign income tax (expense) benefit and the amounts computed by applying the Federal and foreign income tax rate of 35% to pre-tax income are as follows:

                                                     1999     1998      1997
                                                    ------- --------  --------
                                                     (dollars in thousands)
   Computed "expected" tax (expense) benefit....... $27,737 $(21,973) $(45,234)
   Tax-exempt investment income....................  17,853   18,412    15,432
   Other, net......................................     176   (1,904)     (866)
                                                    ------- --------  --------
     Total (expense) benefit....................... $45,766 $ (5,465) $(30,668)
                                                    ======= ========  ========

   At December 31, 1999 and 1998, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows:

                                                         1999         1998
                                                      -----------  -----------
                                                      (dollars in thousands)
   DEFERRED TAX ASSET
   Loss reserve discounting.......................... $    64,946  $    62,288
   Unearned premiums.................................      40,663       39,652
   Deferred taxes on unrealized investment losses....      22,297          --
   Alternative minimum tax credit carry forward......      20,656          --
   Other.............................................      22,097       11,389
                                                      -----------  -----------
     Gross deferred tax asset........................     170,659      113,329
   Less: valuation allowance.........................      (7,000)      (7,000)
                                                      -----------  -----------
     Deferred tax asset..............................     163,659      106,329
                                                      ===========  ===========
   DEFERRED TAX LIABILITY
   Amortization of intangibles.......................       9,625       11,460
   Deferred policy acquisition costs.................      57,317       55,370
   Realized investment gains.........................         --         2,960
   Deferred taxes on unrealized investment gains.....         --        31,070
   Depreciation......................................       8,985        5,900
   Other.............................................       5,756        6,446
                                                      -----------  -----------
     Deferred tax liability..........................      81,683      113,206
                                                      -----------  -----------
     Net deferred tax asset (liability).............. $    81,976  $    (6,877)
                                                      ===========  ===========

   Federal income tax expense (benefit) applicable to realized investment gains (losses) was ($2,122,000), $8,890,000 and $4,615,000 in 1999, 1998 and 1997,
respectively. The Company had a current income tax receivable of $8,939,000 and $10,532,000 at December 31, 1999 and 1998, respectively. The Company's tax returns through December 31, 1994 have been examined by the Internal Revenue Service.

   The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this net asset.

              For the years ended December 31, 1999, 1998 and 1997


(15) RESERVES FOR LOSSES AND LOSS EXPENSES

   The table below provides a reconciliation of the beginning and ending reserve balances, on a gross of reinsurance basis:

                                               1999       1998        1997
                                            ---------- ----------  ----------
                                                 (dollars in thousands)
   Net reserves at beginning of year....... $1,583,304 $1,433,011  $1,333,122
                                            ---------- ----------  ----------
   Net reserves of companies acquired......                 2,189       4,984
   Net provision for losses and loss
    expenses:
     Claims occurring during the current
      year.................................  1,032,089    944,887     747,977
     Increase (decrease in estimates for
      claims occurring in prior years......     28,351    (42,929)    (21,313)
     Amortization of discount..............     10,473      9,111       7,760
                                            ---------- ----------  ----------
                                             1,070,913    911,069     734,424
                                            ---------- ----------  ----------
   Net payments for claims
     Current year..........................    433,942    397,787     315,370
     Prior years...........................    496,410    365,178     324,149
                                            ---------- ----------  ----------
                                               930,352    762,965     639,519
                                            ---------- ----------  ----------
   Net reserves at end of year.............  1,723,865  1,583,304   1,433,011
   Ceded reserves at end of year...........    617,025    537,219     476,677
                                            ---------- ----------  ----------
   Gross reserves at end of year........... $2,340,890 $2,120,523  $1,909,688
                                            ---------- ----------  ----------

   The balance sheet includes $20,348,000 and $6,043,000 as of December 31, 1999 and 1998, respectively, relating to reserves for life insurance which are not included in the table above, and the statement of operations includes $14,913,000 and $3,693,000 for the years ended December 31, 1999 and 1998, respectively, relating to the policyholder benefits incurred on life insurance which are not included in the above table. The 1999 increase in reserves related to prior years is due to reserve strengthening in the regional segment partially offset by favorable reserve development in the specialty and alternative markets segments.

   Due to the nature of Excess Workers Compensation ("EWC") business and the long period of time over which losses are paid in this line of business, the Company discounts the liability for losses and loss expenses established for the EWC line of business. Discounting liabilities for losses and loss expenses gives recognition to the time value of money. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience and is supplemented with data compiled from insurance companies writing workers' compensation on an excess-of-loss basis. The expected payout pattern has a very long duration because it reflects the nature of losses generally which penetrate self-insured retention limits contained in EWC policies. The Company has limited the estimated payout duration to 30 years in order to introduce an additional level of conservatism into the discounting process. The liabilities for losses and loss expenses have been discounted using "risk-free" discount rates determined by reference to the U.S. Treasury yield curve weighted for the EWC premium volume to reflect the seasonality of the anticipated duration of losses associated with such coverages. The weighted average discount rate for accident years 1999, 1998, 1997, 1996 and 1995 and prior is 5.90%, 5.90%, 5.98%, 5.90% and 5.80%, respectively. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $186,981,000, $186,964,000 and $189,600,000 at December 31, 1999, 1998 and 1997,
respectively. For statutory purposes, the Company uses a discount rate of 3.0% as permitted by the Department of Insurance of the State of Ohio.

              For the years ended December 31, 1999, 1998 and 1997

   To date, known pollution and environmental claims at the insurance company subsidiaries have not had a material impact on the Company's operations. Environmental claims have not materially impacted the Company because its subsidiaries generally did not insure larger industrial companies which are subject to significant environmental exposures.

   The Company's net reserves for losses and loss adjustment expenses relating to pollution and environmental claims were $30,944,000 and $33,391,000 at December 31, 1999 and 1998, respectively. The Company's gross reserves for losses and loss adjustment expenses relating to pollution and environmental claims were $65,966,000 and $69,283,000 at December 31, 1999 and 1998,
respectively. Net incurred losses and loss expenses for reported pollution and environmental claims were approximately $1,371,000, $2,227,000 and $79,000 in 1999, 1998 and 1997, respectively. Net paid losses and loss expenses were approximately $3,819,000, $2,614,000 and $2,175,000 in 1999, 1998 and 1997,
respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make a reasonable actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

              For the years ended December 31, 1999, 1998 and 1997


(16) INDUSTRY SEGMENTS

   The Company's operations are presently conducted through five basic segments: specialty; alternative markets; reinsurance; regional; and international. The specialty lines of insurance consist primarily of excess and surplus lines, commercial transportation, professional liability, directors and officers liability and surety. The Company's alternative markets segment specializes in insuring, reinsuring and administering self-insurance programs and other alternative risk transfer mechanisms for public entities, private employers and associations. The Company's reinsurance segment specializes in underwriting property, casualty and surety reinsurance on both a treaty and facultative basis. The regional property casualty insurance segment writes standard commercial and personal lines insurance for such risks as automobiles, homes and businesses. Finally, the international operations represent the Company's joint venture with Northwestern Mutual Life International (65% owned by the Company), which writes property and casualty, as well as life insurance, internationally. For the years ended December 31, 1999, 1998 and 1997, the joint venture wrote life premiums of $24,548,000, $7,994,000 and $639,000, respectively.

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Income tax expense (benefits) were calculated in accordance with the Company's tax sharing agreements, which provide for the recognition of tax loss carryforwards only to the extent of taxes previously paid. Summary financial information about the company's operating segments is presented in the following table. Income before income taxes by segment consists of revenues less expenses related to the respective segment's operations. These amounts include realized gains (losses) where applicable. Intersegment revenues consist primarily of dividends, interest on intercompany debt and fees paid by subsidiaries for portfolio management and other services to the Company. Identifiable assets by segment are those assets used in the operation of each segment.

                                              Revenues
                            ---------------------------------------------     Income     Income Tax
                            Investment Unaffiliated  Inter-                (loss) before  Expense
                              Income    Customers    Segment     Total     Income Taxes  (Benefits)
                            ---------- ------------ ---------  ----------  ------------- ----------
                                                   (dollars in thousands)
   December 31, 1999:
   Regional................  $ 52,639   $  700,667  $   1,462  $  702,129    $(97,362)    $ (7,589)
   Reinsurance.............    47,288      341,201        739     341,940      14,091        1,992
   Specialty...............    50,231      310,373     (1,305)    309,068      39,261        8,692
   Alternative Markets.....    36,355      221,690        586     222,276      24,919        4,653
   International...........     6,469       93,878        --       93,878       3,535        1,443
   Corporate and other.....     1,011        5,859    114,398     120,257      32,612      (47,210)
   Adjustments and
    eliminations...........    (3,677)         --    (115,880)   (115,880)    (96,304)      (7,747)
                             --------   ----------  ---------  ----------    --------     --------
   Consolidated............  $190,316   $1,673,668  $     --   $1,673,668    $(79,248)    $(45,766)
                             ========   ==========  =========  ==========    ========     ========
   December 31, 1998:
   Regional................  $ 53,942   $  680,505  $   2,014  $  682,519    $(24,524)    $  3,323
   Reinsurance.............    47,643      296,100      1,044     297,144      33,858        6,911
   Specialty...............    59,345      309,047      2,908     311,955      85,889       24,349
   Alternative Markets.....    34,667      205,024        911     205,935      36,501        9,505
   International...........     5,469       80,287        --       80,287      (7,017)         349
   Corporate and other.....     7,927       11,554     81,983      93,537       9,288        5,465
   Adjustments and
    eliminations...........    (6,573)         --     (88,860)    (88,860)    (71,214)     (44,437)
                             --------   ----------  ---------  ----------    --------     --------
   Consolidated............  $202,420   $1,582,517  $     --   $1,582,517    $ 62,781     $  5,465
                             ========   ==========  =========  ==========    ========     ========
   December 31, 1997:
   Regional................  $ 51,920   $  634,468  $     674  $  635,142    $ 47,624     $ 14,833
   Reinsurance.............    45,520      241,204        882     242,086      42,193       10,641
   Specialty...............    60,162      281,630      2,691     284,321      68,088       18,529
   Alternative Markets.....    34,390      183,904        829     184,733      34,733       10,257
   International...........     3,623       45,360        --       45,360      (3,566)        (181)
   Corporate and other.....    10,565       13,744     48,351      62,095     (19,815)      30,849
   Adjustments and
    eliminations...........    (6,592)         --     (53,427)    (53,427)    (40,016)     (54,260)
                             --------   ----------  ---------  ----------    --------     --------
   Consolidated............  $199,588   $1,400,310  $     --   $1,400,310    $129,241     $ 30,668
                             ========   ==========  =========  ==========    ========     ========

              For the years ended December 31, 1999, 1998 and 1997


   Interest expense for the alternative markets and reinsurance segments was $2,870,000, $2,327,000 and $2,327,000 for the years ended December 31, 1999,
1998 and 1997, respectively. Additionally, corporate interest expense (net of intercompany amounts) was $47,931,000, $46,492,000 and $46,542,000 for the
corresponding periods. Identifiable assets by segment are as follows:

                                                     December 31,
                                          -------------------------------------
                                             1999         1998         1997
                                          -----------  -----------  -----------
   Regional.............................. $ 1,436,575  $ 1,370,849  $ 1,264,962
   Reinsurance...........................   1,022,776      996,186      863,784
   Specialty.............................   1,370,837    1,502,366    1,403,068
   Alternative Markets...................     878,125      863,578      749,724
   International.........................     177,675      151,832      119,792
   Corporate and other...................   1,362,345    1,545,744    1,602,907
   Elimination...........................  (1,463,542)  (1,447,124)  (1,459,919)
                                          -----------  -----------  -----------
   Consolidated.......................... $ 4,784,791  $ 4,983,431  $ 4,544,318
                                          ===========  ===========  ===========

(17) FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 1999 and 1998:

                                            1999                  1998
                                    --------------------- ---------------------
                                     Carrying              Carrying
                                      Amount   Fair Value   Amount   Fair Value
                                    ---------- ---------- ---------- ----------
                                              (dollars in thousands)
   Investments..................... $2,873,301 $2,871,109 $3,302,103 $3,315,422
   Long-term debt..................    394,792    383,901    394,444    435,702
   Capital Trust Securities........    198,126    172,547    207,988    206,464
                                    ---------- ---------- ---------- ----------

   The estimated fair value of investments is based on quoted market prices as of the respective reporting dates. The fair value of the long-term debt is based on rates available for borrowings similar to the Company's outstanding debt as of the respective reporting dates.

(18) DIVIDENDS FROM SUBSIDIARIES AND STATUTORY FINANCIAL INFORMATION

   The Company's insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2000, the maximum amount of dividends which can be paid without such approval is approximately $77,264,000.

   Combined net income and policyholders' surplus of the Company's consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows:

                                                      1999      1998     1997
                                                    --------  -------- --------
                                                      (dollars in thousands)
    Net Income (loss).............................. $(34,598) $ 67,014 $121,300
                                                    ========  ======== ========
    Policyholders' surplus......................... $865,672  $941,853 $971,749
                                                    ========  ======== ========

   The significant variances between statutory accounting practices and GAAP are: For statutory purposes, bonds are carried at amortized cost, acquisition costs are charged to operations as incurred, deferred federal income taxes are not provided for temporary differences between book and tax assets and liabilities, EWC reserves are discounted at a 3.0% rate and certain assets designated as "non-admitted assets" are charged against surplus.

              For the years ended December 31, 1999, 1998 and 1997


   At December 31, 1999 and 1998, bonds with a fair value of $209,485,000 and $185,206,000 were on deposit with various state insurance departments as required by state laws.

   The National Association of Insurance Commissioners ("NAIC") has risk-based capital ("RBC") requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company's mix of products and its balance sheet. RBC did not affect the operations of the Company's insurance subsidiaries since all of its subsidiaries have an RBC amount above the authorized control level RBC, as defined by the NAIC.

   The NAIC recently completed a process intended to codify statutory accounting practices for certain insurance enterprises. As a result of this process, the NAIC will issue a revised statutory accounting practices and procedures manual, which will be effective January 1, 2001. The Company has not yet determined the impact that this change will have on the statutory capital and surplus of its insurance subsidiaries.

(19) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

   The following is a summary of quarterly financial data:

                                                    Three months ended
                          --------------------------------------------------------------------------
                              March 31,          June 30,        September 30,      December 31,
                          ------------------ ----------------- ------------------ ------------------
                            1999      1998     1999     1998     1999      1998     1999      1998
                          --------  -------- -------- -------- --------  -------- --------  --------
                                       (dollars in thousands except per share data)
Revenues................  $407,713  $383,275 $416,250 $396,910 $427,823  $394,425 $421,882  $407,907
                          ========  ======== ======== ======== ========  ======== ========  ========
Net income (loss) before
 preferred dividends....  $  2,472  $ 25,673 $  5,624 $ 22,743 $ (1,356) $ 12,261 $(40,788) $ (1,917)
                          ========  ======== ======== ======== ========  ======== ========  ========
Net income (loss) before
 change in accounting
 and extraordinary gain
 (loss).................  $  1,975  $ 23,786 $  5,624 $ 20,856 $ (1,356) $ 10,374 $(40,788) $ (3,804)
                          ========  ======== ======== ======== ========  ======== ========  ========
Net income (loss)
 attributable to common
 stockholders...........  $ (1,275) $ 21,351 $  5,624 $ 18,274 $   (621) $ 10,374 $(40,788) $ (3,804)
                          ========  ======== ======== ======== ========  ======== ========  ========
Earnings (loss) per
 share:
 Basic
 Before change in
  accounting and
  extraordinary gain
  (loss)................  $    .07  $    .81 $    .22 $    .73 $   (.06) $    .37 $  (1.59) $   (.14)
 Net income (loss)......      (.05)      .73      .22      .64     (.02)      .37    (1.59)     (.14)
 Diluted
 Before change in
  accounting and
  extraordinary gain
  (loss)................       .07       .78      .22      .70     (.05)      .36    (1.59)     (.14)
 Net income (loss)......      (.05)      .71      .22      .61     (.02)      .36    (.159)     (.14)
                          ========  ======== ======== ======== ========  ======== ========  ========

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

PROSPECTUS

W. R. Berkley Corporation

Debt Securities and Debt Warrants
Preferred Stock, Depositary Shares and Preferred Stock Warrants
Common Stock and Common Stock Warrants
Stock Purchase Contracts and Stock Purchase Units

   W. R. Berkley Corporation (the "Corporation") may from time to time offer, together or separately, (i) one or more series of its unsecured debt securities which may be either senior debentures, notes, bonds and/or other evidences of indebtedness ("Senior Securities") or subordinated debentures, notes, bonds and/or other evidences of indebtedness ("Subordinated Securities"), both of which may be convertible into common stock, par value $.20 per share, of the Corporation ("Common Stock") or preferred stock, par value $.10 per share, of the Corporation ("Preferred Stock"), (ii) warrants to purchase Senior Securities or Subordinated Securities ("Debt Warrants"), (iii) shares of Preferred Stock which may be convertible into shares of Common Stock or exchangeable for Debt Securities, (iv) shares of Preferred Stock represented by depositary shares ("Depositary Shares"), (v) warrants to purchase shares of Preferred Stock ("Preferred Stock Warrants"), (vi) shares of Common Stock, (vii) warrants to purchase shares of Common Stock ("Common Stock Warrants"), (viii) Stock Purchase Contracts ("Stock Purchase Contracts") to purchase shares of Common Stock or shares of Preferred Stock and (ix) Stock Purchase Units ("Stock Purchase Units") representing ownership of a Stock Purchase Contract and debt obligations of the United States of America or agencies or instrumentalities thereof securing the holder's obligation to purchase the shares of Common Stock or Preferred Stock under the Stock Purchase Contract, in amounts, at prices and on terms to be determined at the time of the offering. The Senior Securities and the Subordinated Securities are collectively referred to herein as the "Debt Securities"; the Debt Warrants, Preferred Stock Warrants and Common Stock Warrants are collectively referred to herein as the "Warrants"; and the Debt Securities, Warrants, shares of Preferred Stock, Depositary Shares, shares of Common Stock, Stock Purchase Contracts and Stock Purchase Units are collectively referred to herein as the "Securities."

   The Securities offered pursuant to this Prospectus may be offered separately or together in one or more series up to an aggregate initial public offering price of $400,000,000 or the equivalent thereof denominated in foreign currencies or units of two or more foreign currencies such as European Currency Units, at individual prices and on terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement"). Notwithstanding the foregoing, Common Stock (except Common Stock issued upon conversion or exchange of Debt Securities or Preferred Stock), Common Stock Warrants, Stock Purchase Contracts and Stock Purchase Units may be offered up to an aggregate initial public offering price of $300,000,000.

   The Senior Securities will rank equally with all other unsubordinated and unsecured indebtedness of the Corporation. The Subordinated Securities will be subordinated to all existing and future Senior Indebtedness (as defined herein) of the Corporation. See "Description of Debt Securities."

   The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and, among other things, will include, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, currency, denominations, maturity, rate or formula and time of payment of interest, premium, terms for redemption at the option of the Corporation or repayment at the option of the holder, terms for sinking fund payments, terms for conversion or exchange into other Securities or Common Stock of the Corporation and any initial public offering price; (ii) in the case of shares of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights and the initial public offering price; (iii) in the case of Warrants, the applicable type and amount of Securities covered thereby and, where applicable, the duration, aggregate amount, offering price, exercise price and detachability of such Warrants, (iv) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share, (v) in the case of Common Stock, the aggregate number of shares offered, initial public offering price and other terms thereof, (vi) in the case of Stock Purchase Contracts, the designation and number of shares of Common Stock or Preferred Stock issuable thereunder, the purchase price of the Common Stock or Preferred Stock, the date or dates on which the Common Stock or Preferred Stock is required to be purchased by the holders of the Stock Purchase Contracts, any periodic payments required to be made by the Corporation to the holders of the Stock Purchase Contracts or vice versa, and the terms of the offering and sale thereof and (vii) in the case of Stock Purchase Units, the specific terms of the Stock Purchase Contracts and any debt obligations securing the holder's obligation to purchase the Common Stock or Preferred Stock under the Stock Purchase Contracts, and the terms of the offering and sale thereof.

   The Prospectus Supplement will also contain information, where applicable, about certain U.S. federal income tax, accounting and other considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

                                  -----------
THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
 SECURITIES  AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------
   The Securities may be sold directly by the Corporation, or through agents designated from time to time, or through underwriters or dealers. If any agents of the Corporation or any underwriters are involved in the sale of the Securities, the names of such agents or underwriters and any applicable fees, commissions or discounts and the net proceeds to the Corporation (if other than as described herein) from such sale will be set forth in the applicable Prospectus Supplement. See "Plan of Distribution."

The date of this Prospectus is September 28, 1995.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents heretofore filed by the Corporation with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference:

     1. Annual Report on Form 10-K for the year ended December 31, 1994, filed with the Commission pursuant to Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act");

     2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995, filed with the Commission pursuant to Section 13 of the Exchange Act;

     3. Current Reports on Form 8-K, dated July 20, 1995, September 14, 1995 and September 14, 1995, filed with the Commission pursuant to Section 13 of the Exchange Act; and

     4. The descriptions of the Series A Cumulative Redeemable Preferred Stock and the Common Stock of the Corporation contained in the Corporation's Registration Statements on Form 8-A dated January 24, 1994 and July 25, 1974, respectively, filed with respect to such securities pursuant to Section 12 of the Exchange Act, and all amendments or reports filed for purposes of updating such descriptions.

   All reports subsequently filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference into this Prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The Corporation will provide without charge to each person to whom this Prospectus is delivered, on the request of any such person, a copy of any or all documents incorporated herein by reference (other than exhibits to such documents). Written requests should be directed to:

                             Robert S. Gorin, Esq.
              Senior Vice President, General Counsel and Secretary
                           W. R. Berkley Corporation
                                165 Mason Street
                                 P.O. Box 2518
                       Greenwich, Connecticut 06836-2518
              Telephone requests may be directed to (203) 629-3000

   No person is authorized to give any information or to make any representations, other than those contained or incorporated by reference in this Prospectus or the accompanying Prospectus Supplement, in connection with the offering contemplated hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Corporation or any underwriter, dealer or agent. This Prospectus and the accompanying Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any Securities other than the Securities to which they relate and do not constitute an offer to sell or a solicitation of an offer to buy any Securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus or the accompanying Prospectus Supplement, nor any sale made hereunder or thereunder, shall, under any circumstances, create any implication that there has been no change in the affairs of the Corporation since the date hereof or thereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to such date.

                             AVAILABLE INFORMATION

   The Corporation is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's New York Regional Office, 7 World Trade Center, New York, New York 10048, and Chicago Regional Office, Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661, and copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

   This Prospectus constitutes part of a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by the Corporation with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with applicable regulations. For further information pertaining to the Corporation and the Securities offered hereby, reference is made to the Registration Statement and the Exhibits thereto which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission upon payment of the prescribed fees.

                                THE CORPORATION

   The Corporation is an insurance holding company which does business, through its subsidiaries, operating in four segments of the insurance business: regional property casualty insurance; specialty lines of insurance (including excess and surplus lines and commercial transportation); insurance services operations (including the management of alternative insurance market mechanisms); and reinsurance (conducted through Signet Star Holdings, Inc. and its affiliates). The Corporation was founded on the concept that a group of autonomous regional and specialty insurance entities could compete effectively in selected markets within a very large industry. Decentralized control allows each subsidiary to respond to local or specialty market conditions while capitalizing on the effectiveness of centralized investment and reinsurance management and actuarial, financial and legal staff support.

   The Corporation's regional property casualty subsidiaries write standard commercial and personal lines insurance for such property and liability risks as automobiles, homes and small businesses. They obtain their business primarily in the smaller communities of the midwest and southwest through independent insurance agencies.

   The Corporation's specialty lines subsidiaries write excess and surplus lines and commercial transportation insurance. The Corporation's two excess and surplus lines subsidiaries insure complex risks requiring specialized coverage not available in the conventional market. Their business is received from wholesale brokers on a nationwide basis, who are solicited by retail agents whose clients are the insured. Another subsidiary insures risks in the commercial trucking and bus industry.

   The Corporation's insurance services subsidiaries provide administration services including loss control, policy issuance and claims handling for workers' compensation programs and self-insurance pools. In addition, several subsidiaries provide agency and brokerage services.

   Signet Star Holdings, Inc. writes both treaty reinsurance, where a contract automatically covers all risks of a defined category, and facultative reinsurance, which is negotiated on a policy-by-policy basis. This business is assumed from other insurance companies throughout the United States and primarily is referred by independent reinsurance intermediaries.

   The Corporation's executive offices are located at 165 Mason Street, P.O. Box 2518, Greenwich, Connecticut 06836-2518, telephone number (203) 629-3000. The Corporation was incorporated in Delaware in 1970 as the successor to a New Jersey corporation incorporated in 1967.

           RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
                                STOCK DIVIDENDS

   The following table sets forth the historical ratios of earnings to combined fixed charges and preferred stock dividends of the Corporation for the periods indicated:

         Six Months
           Ended
          June 30,                       Fiscal Year Ended December 31,
       -----------------          ---------------------------------------------------------------------
       1995        1994           1994           1993           1992           1991           1990
       ----        ----           ----           ----           ----           ----           ----
       3.4         2.0            1.6            3.2            3.6            5.9            4.7

   The ratios of earnings to combined fixed charges and preferred stock dividends represent the number of times fixed charges (interest, debt expense and preferred stock dividends and one-third of all rent and related costs, considered to represent an appropriate interest factor, charged to income) are covered by income before income taxes and cumulative effect of change in accounting principle, extraordinary credits and fixed charges (other than capitalized interest).

                            APPLICATION OF PROCEEDS

   Except as may otherwise be provided in the Prospectus Supplement, the net proceeds from the sale of the Securities will be used for working capital, acquisitions and other general corporate purposes. Pending ultimate application, the net proceeds may be used to make short-term investments or reduce short-term borrowings.

                         DESCRIPTION OF DEBT SECURITIES

   The following description of the Debt Securities sets forth certain general terms and provisions of the Indentures under which the Debt Securities are to be issued. The particular terms of each issue of Debt Securities, as well as any modifications or additions to such general terms that may apply in the case of such Debt Securities, will be described in the Prospectus Supplement relating to such Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and to the following description.

The Indentures

   Senior Securities, if issued in the future, will be issued under an Indenture dated as of October 1, 1993 between the Corporation and Chemical Bank ("Chemical"), as Trustee (the "Senior Indenture"). Subordinated Securities, if issued in the future, will be issued under an Indenture dated as of October 1, 1993 between the Corporation and Chemical, as Trustee (the "Subordinated Indenture"). The Senior Indenture and the Subordinated Indenture are sometimes referred to herein collectively as the "Indentures" and individually as an "Indenture."

   The Indentures have been filed as exhibits to the Registration Statement of which this Prospectus is a part. Each Indenture is available for inspection at the corporate trust office of Chemical at 450 West 33rd Street, New York, New York 10001. The following description of the Indentures and summaries of certain provisions thereof do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the respective Indentures. All section references appearing herein are to sections of the applicable Indenture or Indentures, and capitalized terms defined in the Indentures are used herein as therein defined (unless otherwise defined herein).

   There is no requirement that future issues of debt securities of the Corporation be issued under either of the Indentures, and the Corporation is free to employ other indentures or documentation, containing provisions different from those included in the Indentures or applicable to one or more issues of Debt Securities, in connection with future issues of such other debt securities.

General Terms of Debt Securities

   Each Indenture provides that the Debt Securities issued thereunder may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Corporation or as established in one or more indentures supplemental to such Indenture (Section 301 of the Indentures). Each Indenture also provides that there may be more than one Trustee under such Indenture, each with respect to one or more series of Debt Securities. Any Trustee under either Indenture may resign or be removed with respect to one or more series of Debt Securities issued under such Indenture, and a successor Trustee may be appointed to act with respect to such series (Section 608 of the Indentures).

   In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities issued under the same Indenture, each such Trustee shall be a Trustee of a trust under such Indenture separate and apart from the trust administered by any other such Trustee (Section 609 of the Indentures), and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under such Indenture.

   Reference is made to the Prospectus Supplement relating to the series of Debt Securities to be offered for the following terms thereof: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities; (3) the purchase price of such Debt Securities (expressed as a percentage of the principal amount); (4) the date or dates, or the method for determining such date or dates, on which the principal (and premium, if any) of such Debt Securities will be payable; (5) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any; (6) the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Dates for such Interest Payment Dates and the basis upon which interest shall be calculated if other than that of a 360 day year of twelve 30-day months; (7) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable and such Debt Securities may be surrendered for registration of transfer or exchange; (8) the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Corporation, if the Corporation is to have such an option; (9) the obligation, if any, of the Corporation to redeem or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed or purchased, as a whole or in part, pursuant to such obligation; (10) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto; (11) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined; (12) any additions, modifications or deletions in the terms of such Debt Securities with respect to the Events of Default set forth in the respective Indentures; (13) the terms, if any, upon which such Debt Securities may be convertible into Common Stock or Preferred Stock of the Corporation and the terms and conditions upon which such conversion will be effected, including the initial conversion price or rate, the conversion period and any other provision in addition to or in lieu of those described herein; (14) whether such Debt Securities will be issued in certificated or book-entry form; (15) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof; (16) the applicability, if any, of the defeasance and covenant defeasance provisions of Article XIV of the applicable Indenture; (17) if such Debt Securities are to be issued upon the exercise of Debt Warrants, the time, manner and place for such Debt Securities to be authenticated and delivered; and (18) any other terms of such Debt Securities not inconsistent with the provisions of the respective Indentures (Section 301 of the Indentures).

   Debt Securities may be issued under the Indentures as Original Issue Discount Securities to be offered and sold at a substantial discount form the principal amount thereof. Special U.S. federal income tax, accounting and other considerations applicable thereto will be described in the applicable Prospectus Supplement.

   Unless otherwise provided with respect to a series of Debt Securities, the Debt Securities will be issued only in registered form without coupons in denominations of $1,000 and integral multiples thereof (Section 302 of the Indentures).

Certificated Securities

   Except as may be set forth in the applicable Prospectus Supplement, Debt Securities will not be issued in certificated form. If, however, Debt Securities are to be issued in certificated form, no service charge will be made for any transfer or exchange of any Debt Securities, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305 of the Indentures).

Book-Entry Debt Securities

   The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (each, a "Global Security") that will be deposited with, or on behalf of, a depository identified in the Prospectus Supplement. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless otherwise provided in the Prospectus Supplement, Debt Securities that are represented by a Global Security will be issued in denominations of $1,000 and any integral multiple thereof, and will be issued in registered form only, without coupons. Payments of principal of, premium, if any, and interest on Debt Securities represented by a Global Security will be made by the Corporation to the Trustee under the applicable Indenture, and then forwarded to the depository.

   The Corporation anticipates that any Global Securities will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), that such Global Securities will be registered in the name of DTC's nominee, and that the following provisions will apply to the depository arrangements with respect to any such Global Securities. Additional or differing terms of the depository arrangements will be described in the Prospectus Supplement relating to a particular series of Debt Securities issued in the form of Global Securities.

   So long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole Holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in certificated form and will not be considered the owners or Holders thereof under the applicable Indenture. The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form; accordingly, such laws may limit the transferability of beneficial interests in a Global Security.

   If DTC is at any time unwilling or unable to continue as depository or if at any time DTC ceases to be a clearing agency registered under the Exchange Act if so required by applicable law or regulation, and, in either case, a successor depository is not appointed by the Corporation within 90 days, the Corporation will issue individual Debt Securities in certificated form in exchange for the Global Securities. In addition, the Corporation may at any time, and in its sole discretion, determine not to have any Debt Securities represented by one or more Global Securities, and, in such event, will issue individual Debt Securities in certificated form in exchange for the relevant Global Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities in certificated form of like tenor and rank, equal in principal amount to such beneficial interest and to have such Debt Securities in certificated form registered in its name. Unless otherwise provided in the Prospectus Supplement, Debt Securities so issued in certificated form will be issued in denominations of $1,000 or any integral multiple thereof, and will be issued in registered form only, without coupons.

   The following is based on information furnished by DTC:

     DTC will act as securities depository for the Debt Securities. The Debt Securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully registered Debt Security certificate is issued with respect to each $200 million of principal amount of the Debt Securities of a series, and an additional certificate is issued with respect to any remaining principal amount of such series.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

     Purchases of Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Debt Security ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Debt Securities are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in Debt Securities, except in the event that use of the book-entry system for the Debt Securities is discontinued.

     To facilitate subsequent transfers, the Debt Securities are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Debt Securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debt Securities; DTC records reflect only the identity of the Direct Participants to whose accounts Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

     Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to Cede & Co. If less than all of the Debt Securities within an issue are being redeemed, DTC's practice is to determine by lot the amount of interest of each Direct Participant in such issue to be redeemed.

     Neither DTC nor Cede & Co. consents or votes with respect to the Debt Securities. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debt Securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

     Principal, premium, if any, and interest payments on the Debt Securities are made to DTC. DTC's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings as shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners are governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and are the responsibility of such Participant and not of DTC, the applicable Trustee or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to DTC is the responsibility of the Corporation or the applicable Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depository with respect to the Debt Securities at any time by giving reasonable notice to the Corporation or the applicable Trustee. Under such circumstances, in the event that a successor securities depository is not appointed, Debt Security certificates are required to be printed and delivered.

     The Corporation may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Debt Security certificates will be printed and delivered.

   The information in this section concerning DTC and DTC's book-entry system has been obtained from sources (including DTC) that the Corporation believes to be reliable, but the Corporation takes no responsibility for the accuracy thereof.

   Unless stated otherwise in the Prospectus Supplement, the underwriters or agents with respect to a series of Debt Securities issued as Global Securities will be Direct Participants in DTC.

   None of the Corporation, any underwriter or agent, the applicable Trustee or any applicable paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interest.

Merger

   The Corporation may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into any other corporation, provided that (a) either the Corporation shall be the continuing corporation, or the successor corporation (if other than the Corporation) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all the Debt Securities and the performance and observance of all the covenants and conditions of the applicable Indenture; and (b) the Corporation or such successor corporation shall not immediately thereafter be in default under the applicable Indenture (Section 801 of the Indentures). See "Description of the Corporation's Outstanding Capital Stock."

Limitations on Liens; Restrictions on Certain Dispositions

   Limitations on Liens. The Senior Indenture provides that the Corporation and its Insurance Subsidiaries may not issue, assume, incur or guarantee any indebtedness for borrowed money secured by a mortgage, pledge, lien or other encumbrance, directly or indirectly, upon any shares of the Common Stock of an Insurance Subsidiary which shares are owned by the Corporation or its Insurance Subsidiaries, without effectively providing that the Debt Securities issued thereunder (and if the Corporation so elects, any other indebtedness of the Corporation ranking on a parity with the Debt Securities issued thereunder) shall be secured equally and ratably with, or prior to, any such secured indebtedness so long as such indebtedness remains outstanding (Section 1004 of the Senior Indenture).

   The term "Insurance Subsidiaries" means only Acadia Compensation Insurance Company, Acadia Insurance Company, Admiral Insurance Company, American West Insurance Company, Carolina Casualty Insurance Company, Continental Western Casualty Company, Continental Western Insurance Company, FICO Insurance Company, Firemen's Insurance Company of Washington, D.C., Great Divide Insurance Company, Great River Insurance Company, Nautilus Insurance Company, Tri-State Insurance Company of Minnesota, Union Insurance Company, Union Standard Insurance Company and any other subsidiary of the Corporation (including a subsidiary of a subsidiary) that may succeed by merger or otherwise to a major part, as determined in good faith by the Board of Directors, of the business of one or more of the Insurance Subsidiaries, or any other subsidiary which shall be designated by the Board of Directors of the Corporation to be an Insurance Subsidiary. The term "Common Stock" means, with respect to any Insurance Subsidiary, stock of any class, however designated, except stock which is nonparticipating beyond fixed dividend and liquidation preferences and the holders of which have either no voting rights or limited voting rights entitling them, only in the case of certain contingencies, to elect less than a majority of the directors of such Insurance Subsidiary, and includes securities of any class, however designated, which are convertible into such Common Stock (Section 101 of the Senior Indenture).

   Restrictions on Certain Dispositions. The Senior Indenture also provides that the Corporation will not, and will not permit any Insurance Subsidiary to, issue, sell, assign, transfer or otherwise dispose of, directly or indirectly, any of the Common Stock of any Insurance Subsidiary (except to the Company or to one or more Insurance Subsidiaries or for the purpose of qualifying directors), unless (a) the issuance, sale, assignment, transfer or other disposition is required to comply with the order of a court or regulatory authority of competent jurisdiction, other than an order issued at the request of the Corporation or of one of its Insurance Subsidiaries; or (b) the entire Common Stock of an Insurance Subsidiary then owned by the Corporation or by its Insurance Subsidiaries is disposed of in a single transaction or in a series of related transactions for consideration consisting of cash or other property which is at least equal to the Fair Value of such Common Stock; or (c) after giving effect to the issuance, sale, assignment, transfer or other disposition, the Corporation and its Insurance Subsidiaries would own directly or indirectly at least 80% of the issued and outstanding Common Stock of such Insurance Subsidiary and such issuance, sale, assignment, transfer or other disposition is made for consideration consisting of cash or other property which is at least equal to the Fair Value of such Common Stock (Section 1005 of the Senior Indenture). The term "Fair Value", when used with respect to Common Stock, means the fair value thereof as determined in good faith by the Board of Directors of the Corporation (Section 101 of the Senior Indenture).

   Waiver of Certain Covenants. The Corporation may omit in respect of any series of Debt Securities issued under the Senior Indenture, in any particular instance, to comply with any covenant or condition set forth under "Limitations on Liens" and "Restrictions on Certain Dispositions" above, if before or after the time for such compliance the Holders of at least a majority in principal amount of the Debt Securities at the time outstanding of such series either waive such compliance in such instance or generally waive compliance with such covenant or condition, but no such waiver shall extend to or affect such covenant or condition except to the extent so expressly waived and, until such waiver shall become effective, the obligations of the Corporation and the duties of the Senior Trustee in respect of any such covenant or condition shall remain in full force and effect (Section 1008 of the Senior Indenture).

   Subordinated Indenture. The Subordinated Indenture does not contain the limitations on liens and restrictions on certain dispositions contained in the Senior Indenture.

Events of Default, Notice and Waiver

   Senior Indenture. The Senior Indenture provides that the following events are Events of Default with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its Maturity; (c) default in making a sinking fund payment required for any Debt Security of such series; (d) default in the performance of any other covenant of the Corporation in the Senior Indenture (other than a covenant included in the Senior Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the Senior Indenture; (e) certain events of default resulting in the acceleration of the maturity of the related indebtedness aggregating in excess of $10,000,000 under any mortgages, indentures (including the Indentures) or instruments under which the Corporation may have issued, or by which there may have been secured or evidenced, any other indebtedness (including Debt Securities of any other series) of the Corporation, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Corporation or its property; and (g) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501 of the Senior Indenture).

   The Senior Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security or such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of the Senior Trustee consider such withholding to be in the interest of such Holders (Section 601 of the Senior Indenture).

   If an Event of Default under the Senior Indenture with respect to Debt Securities of any series issued thereunder at the time Outstanding occurs and is continuing, then in every such case the Senior Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Corporation (and to the Senior Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the Senior Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Senior Trustee prior to the Stated Maturity thereof, the Holders of a majority in principal amount of Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the Senior Indenture, as the case may be) may, subject to certain conditions, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the Senior Indenture, as the case may
be) have been cured or waived as provided in the Senior Indenture (Section 502 of the Senior Indenture). The Senior Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series issued thereunder (or of all Debt Securities then Outstanding under the Senior Indenture, as the case may be) may, subject to certain limitations, waive any past default with respect to such series and its consequences (Section 513 of the Senior Indenture). Reference is made to the Prospectus Supplement relating to any series of Debt Securities issued under the Senior Indenture which are Original Issue Discount Securities for the particular provisions relating to acceleration of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof. Within 120 days after the close of each fiscal year, the Corporation must file with the Senior Trustee a statement, signed by specified officers, stating whether or not such officers have knowledge of any default under the Senior Indenture and, if so, specifying each such default and the nature and status thereof (Section 1006 of the Senior Indenture).

   Subject to provisions of the Senior Indenture relating to its duties in case of default, the Senior Trustee is under no obligation to exercise any of its rights or powers under the Senior Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under the Senior Indenture, unless such Holders shall have offered to the Senior Trustee reasonable security or indemnity (Section 602 of the Senior Indenture). Subject to such provisions for indemnification and certain limitations contained the Senior Indenture, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series issued thereunder (or of all Debt Securities then Outstanding under the Senior Indenture, as the case may
be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Trustee, or of exercising any trust or power conferred upon the Senior Trustee (Section 512 of the Senior Indenture).

   Subordinated Indenture. The Subordinated Indenture provides that the following events are the only Events of Default with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its Maturity; (c) default in making a sinking fund payment required for any Debt Security of such series; (d) default in the performance of any other covenant of the Corporation in the Subordinated Indenture (other than a covenant included in the Subordinated Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the Subordinated Indenture; (e) certain events of default resulting in the acceleration of the maturity of the related indebtedness aggregating in excess of

$10,000,000 under any mortgages, indentures (including the Indentures) or instruments under which the Corporation may have issued, or by which there may have been secured or evidenced, any other indebtedness (including Debt Securities of any other series) of the Corporation, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (f) certain events relating to the bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Corporation or its property; and (g) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501 of the Subordinated Indenture).

   As with the Senior Indenture, the Subordinated Trustee may withhold notice to the Holders of any series of Debt Securities issued under the Subordinated Indenture of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of the Subordinated Trustee consider such withholding to be in the interest of such Holders (Section 601 of the Subordinated Indenture).

   If an Event of Default under the Subordinated Indenture with respect to Debt Securities of any series issued thereunder at the time outstanding occurs and is continuing, then in every such case the Subordinated Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Corporation (and to the Subordinated Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the Subordinated Indenture, as the case may be) has been made, but before a judgment or decree of payment of the money due has been obtained by the Subordinated Trustee prior to the Stated Maturity thereof, the Holders of a majority in principal amount of Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the Subordinated Indenture, as the case may be) may, subject to certain conditions, rescind and annul such acceleration if all Events of Default with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the Subordinated Indenture, as the case may be) have been cured or waived as provided in such Indenture (Section 502 of the Subordinated Indenture). The Subordinated Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of such series issued thereunder (or of all Debt Securities then Outstanding under the Subordinated Indenture, as the case may be) may, subject to certain limitations, waive any past default with respect to such series and its consequences (Section 513 of the Subordinated Indenture). Reference is made to the Prospectus Supplement relating to any series of Debt Securities issued under the Subordinated Indenture which are Original Issue Discount Securities for the particular provisions relating to acceleration of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof. Within 120 days after the close of each fiscal year, the Corporation must file with the Subordinated Trustee a statement signed by specified officers, stating whether or not such officers have knowledge of any default under the Subordinated Indenture, and, if so, specifying each such default and the nature and status thereof (Section 1006 of the Subordinated Indenture).

   Subject to provisions in the Subordinated Indenture relating to its duties in case of default, the Subordinated Trustee is under no obligation to exercise any of its rights or powers under the Subordinated Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under the Subordinated Indenture, unless such Holders shall have offered to the Subordinated Trustee reasonable security or indemnity (Section 602 of the Subordinated Indenture). Subject to such provisions for indemnification and certain limitations contained in the Subordinated Indenture, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series issued thereunder (or of all Debt Securities then Outstanding under the Subordinated Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Subordinated Trustee, or of exercising any trust or power conferred upon the Subordinated Trustee (Section 512 of the Subordinated Indenture).

Modification of the Indentures

   Senior Indenture. Modifications and amendments of the Senior Indenture may be made only with the consent of the Holders of not less than a majority in aggregate principal amount of all Outstanding Debt Securities under the Senior Indenture which are affected by the modification or amendment; provided that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the Maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the Place of Payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; or (e) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the Senior Indenture or to waive compliance with certain provisions thereof or certain defaults and consequences thereunder (Section 902 of the Senior Indenture).

   Subordinated Indenture. Modifications and amendments of the Subordinated Indenture may be made only with the consent of the Holders of not less than a majority in aggregate principal amount of all Outstanding Debt Securities under the Subordinated Indenture which are affected by the modification or amendment; provided that no such modification may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the Maturity thereof or would be provable in bankruptcy, or adversely affect any right of the repayment of the Holder of any such Debt Security; (c) change the Place of Payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security;(e) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the Subordinated Indenture or to waive compliance with certain provisions thereof or certain default and consequences thereunder; or (f) subordinate the indebtedness evidenced by any such Debt Security to any indebtedness of the Corporation other than Senior Indebtedness (as defined in the Subordinated Indenture) (Section 902 of the Subordinated Indenture).

Defeasance and Covenant Defeasance

   The Indentures provide that, if the provisions of Article Fourteen are made applicable to the Debt Securities of or within any series and any related coupons pursuant to Section 301 of either Indenture, the Corporation may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities and any related coupons (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities and any related coupons, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities and any related coupons, to maintain an office or agency in respect of such Debt Securities and any related coupons and to hold moneys for payment in trust) ("defeasance") (Section 1402 of the Indentures) or (b) to be released from its obligations with respect to such Debt Securities and any related coupons under Sections 1004 and 1005 of the Senior Indenture (being the restrictions described under "Limitation on Liens" and "Restrictions on Certain Dispositions," respectively) or, if provided pursuant to Section 301 of either Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities and any related coupons ("covenant defeasance") (Section 1403 of the Indentures), in either case upon the irrevocable deposit by the Corporation with the relevant Trustee (or other qualifying trustee), in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities and any related coupons are then specified as payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities and any related coupons (with such applicability being determined on the basis of the currency, currency unit or composite currency in which such Debt Securities are then specified as payable at Stated Maturity) which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest, if any, on such Debt Securities and any related coupons, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

   Such a trust may only be established if, among other things, the Corporation has delivered to the relevant Trustee an Opinion of Counsel (as specified in the Indentures) to the effect that the Holders of such Debt Securities and any related coupons will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance under clause (a) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture (Section 1404 of the Indenture).

   "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of the Indentures).

   Unless otherwise provided in the applicable Prospectus Supplement, if after the Corporation has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (b) the currency, currency unit or composite currency in which such deposit has been made in respect of any Debt Security of such series ceases to be used by its government of issuance, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest, if any, on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable Market Exchange Rate. (Section 1405 of the Indentures). Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest, if any, and Additional Amounts, if any, on any Debt Security that is payable in a foreign currency, currency unit or composite currency that ceases to be used by its government of issuance shall be made in U.S. dollars (Section 412 of the Indentures).

   In the event the Corporation effects covenant defeasance with respect to any Debt Securities and any related coupons and such Debt Securities and any related coupons are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Event of Default, Notice and Waiver" with respect to Sections 1004 and 1005 of the Senior Indenture (which Sections would no longer be applicable to such Debt Securities or any related coupons) or described in clause (d) or (g) under "Event of Default, Notice and Waiver" with respect to any other covenant with respect to which there has been defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities and any related coupons are payable, and Government Obligations on deposit with the relevant Trustee, will be sufficient to pay amounts due on such Debt Securities and any related coupons at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities and any related coupons at the time of the acceleration resulting from such Event of Default. However, the Corporation would remain liable to make payment of such amounts due at the time of acceleration.

   The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series and any related coupons.

Senior Securities

   Senior Securities are to be issued under the Senior Indenture. Each series of Senior Securities will constitute Senior Indebtedness and will rank equally with each other series of Senior Securities and other Senior Indebtedness. All subordinated debt (including, but not limited to, all Subordinated Securities issued under the Subordinated Indenture) will be subordinated to the Senior Securities and other Senior Indebtedness.

Subordination of Subordinated Securities

   Subordinated Indenture. The payment of the principal of (and premium, if any) and interest on the Subordinated Securities will be subordinated as set forth in the Subordinated Indenture to the Senior Indebtedness of the Corporation, whether outstanding on the date of the Subordinated Indenture or thereafter incurred (Section 1701 of the Subordinated Indenture). At June 30, 1995, the aggregate Senior Indebtedness of the Corporation was approximately $255 million.

   Ranking. No class of Subordinated Securities is subordinated to any other class of subordinated debt securities. See "Subordination Provisions" below.

   Subordination Provisions. In the event (a) of any distribution of assets of the Corporation upon any dissolution, winding up, liquidation or reorganization of the Corporation, whether in bankruptcy, insolvency, reorganization or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Corporation or otherwise, except a distribution in connection with a merger or consolidation or a conveyance or transfer of all or substantially all of the properties of the Corporation which complies with the requirements of Article Eight of the Subordinated Indenture, or (b) that a default shall have occurred and be continuing with respect to the payment of principal of (or premium, if any) or interest on any Senior Indebtedness, or (c) that the principal of the Subordinated Securities of any series issued under the Subordinated Indenture (or in the case of Original Issue Discount Securities, the portion of the principal amount thereof referred to in Section 502 of the Subordinated Indenture) shall have been declared due and payable pursuant to Section 502 of the Subordinated Indenture, and such declaration shall not have been rescinded and annulled as provided in said Section 502, then:

     (1) in a circumstance described in the foregoing clause (a) or (b), the holders of all Senior Indebtedness and in the circumstance described in the foregoing clause (c), the holders of all Senior Indebtedness outstanding at the time the principal of such Subordinated Securities issued under the Subordinated Indenture (or in the case of Original Issue Discount Securities, such portion of the principal amount) shall have been so declared due and payable, shall first be entitled to receive payment of the full amount due thereon in respect of principal, premium (if any) and interest, or provision shall be made for such payment in money or money's worth, before the Holders of any of the Subordinated Securities are entitled to receive any payment on account of the principal of (or premium, if any) or interest on the indebtedness evidenced by the Subordinated Securities;

     (2) if upon any payment or distribution contemplated in clause (1) after giving effect to the subordination provisions contemplated therein there shall remain any amounts of cash, property or securities of the Corporation available for payment or distribution in respect of Subordinated Securities, then the amount of such cash, property or securities shall be shared ratably among the Holders of all Subordinated Securities issued under the Subordinated Indenture and any subordinated indebtedness ranking on a parity therewith;

     (3) any payment by, or distribution of assets of, the Corporation of any kind or character, whether in cash, property or securities (other than certain subordinated securities of the Corporation issued in a reorganization or readjustment), to which the Holders of any of the Subordinated Securities would be entitled except for the provisions of
  Article XVII of the Subordinated Indenture shall be paid or delivered by the person making such payment or distribution directly to the holders of Senior Indebtedness (as provided in clauses (1) and (2) above), or on their behalf, ratably according to the aggregate amounts remaining unpaid on account of such Senior Indebtedness, to the extent necessary to make payment in full of all Senior Indebtedness (as provided in clauses (1) and (2) above) remaining unpaid after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness, before any payment or distribution is made to or in respect of the Holders of the Subordinated Securities;

     (4) in the event that, notwithstanding the foregoing, any payment by, or distribution of assets of, the Corporation of any kind or character is received by the Holders of any of the Subordinated Securities issued under the Subordinated Indenture before all Senior Indebtedness is paid in full, such payment or distribution shall be paid over to the holders of such Senior Indebtedness or on their behalf, ratably as aforesaid, for application to the payment of all such Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness.

   By reason of such subordination in favor of the holders of Senior Indebtedness in the event of insolvency, certain general creditors of the Corporation, including holders of Senior Indebtedness, may recover more, ratably, than the Holders of the Subordinated Securities.

Definition of Senior Indebtedness

   Senior Indebtedness is defined in the Subordinated Indenture to mean (i) the principal of and premium, if any, and unpaid interest on indebtedness for money borrowed, (ii) purchase money and similar obligations, (iii) obligations under capital leases, (iv) guarantees, assumptions or purchase commitments relating to, or other transactions as a result of which the Corporation is responsible for the payment of, such indebtedness of others, (v) renewals, extensions and refunding of any such indebtedness, (vi) interest or obligations in respect of any such indebtedness accruing after the commencement of any insolvency or bankruptcy proceedings; and (vii) obligations associated with derivative products such as interest rate and currency exchange contracts, foreign exchange contracts, commodity contracts, and similar arrangements, unless, in each case, the instrument by which the Corporation incurred, assumed or guaranteed the indebtedness or obligations described in clauses (i) through
(vii) hereof expressly provides that such indebtedness or obligation is subordinate or junior in right of payment to any other indebtedness or obligations of the Corporation.

Convertible Debt Securities

   The following provisions will apply to Debt Securities that will be convertible into Common Stock or Preferred Stock (the "Convertible Debt Securities") unless otherwise provided in the Prospectus Supplement for such Convertible Debt Securities.

   Conversion. The Holder of any Convertible Debt Securities will have the right, exercisable at any time during the time period specified in the applicable Prospectus Supplement, unless previously redeemed by the

Corporation, to convert such Convertible Debt Securities into shares of Common Stock or Preferred Stock at the conversion price or rate for each $1,000 principal amount of Convertible Debt Securities set forth in such Prospectus Supplement. The Holder of a Convertible Debt Security may convert a portion thereof which is $1,000 or any integral multiple of $1,000 (Section 301 of the Senior Indenture and Section 1602 of the Subordinated Indenture). In the case of Convertible Debt Securities called for redemption, conversion rights will expire at the close of business on the date fixed for the redemption specified in the Prospectus Supplement, except that, in the case of repayment at the option of the applicable Holder, such right will terminate upon receipt of written notice of the exercise of such option (Section 301 of the Senior Indenture and Section 1602 of the Subordinated Indenture).

   In certain events, the conversion price or rate will be subject to adjustment as contemplated in the applicable Indenture. For Debt Securities convertible into Common Stock, such events include the issuance of shares of Common Stock of the Corporation as a dividend; subdivisions and combinations of Common Stock; the issuance to all holders of Common Stock of rights or warrants entitling such holders (for a period not exceeding 45 days) to subscribe for or purchase shares of Common Stock at a price per share less than the current market price per share of Common Stock; and the distribution to all holders of Common Stock of shares of capital stock of the Corporation (other than Common Stock), evidences of indebtedness or assets of the Corporation (excluding cash dividends or distributions paid from retained earnings of the Corporation) or subscription rights or warrant (other than those referred to above). In any of such cases, no adjustment of the conversion price or rate will be required unless an adjustment would require a cumulative increase or decrease of at least 1% in such price or rate (Section 301 of the Senior Indenture and Section 1605 of the Subordinated Indenture). Fractional shares of Common Stock will not be issued upon conversion, but, in lieu thereof, the Corporation will pay a cash adjustment (Section 301 of the Senior Indenture and Section 1606 of the Subordinated Indenture). Unless otherwise specified in the applicable Prospectus Supplement, Convertible Debt Securities convertible into Common Stock surrendered for conversion between any record date for an interest payment and the related interest payment date (except such Convertible Debt Securities called for redemption on a redemption date during such period) must be accompanied by payment of an amount equal to the interest thereon which the Holder thereof is entitled to receive (Section 301 of the Senior Indenture and Section 1604 of the Subordinated Indenture).

   The adjustment provisions for Debt Securities convertible into shares of Preferred Stock will be determined at the time of an issuance of such Debt Securities and will be set forth in the applicable Prospectus Supplement related thereto.

   Except as set forth in the applicable Prospectus Supplement, any Convertible Debt Securities called for redemption, unless surrendered for conversion on or before the close of business on the redemption date, are subject to being purchased from the Holder of such Convertible Debt Securities by one or more investment bankers or other purchasers who may agree with the Corporation to purchase such Convertible Debt Securities and convert them into Common Stock or Preferred Stock, as the case may be (Section 1108 of the Indentures).

                          DESCRIPTION OF DEBT WARRANTS

   The following description of the terms of the Debt Warrants sets forth certain general terms and provisions of the Debt Warrants to which any Prospectus Supplement may relate. The particular terms of the Debt Warrants offered by any Prospectus Supplement and the extent, if any, to which such general provisions do not apply to the Debt Warrants so offered will be described in the Prospectus Supplement relating to such Debt Warrants.

   The Debt Warrants are to be issued under one or more Debt Warrant Agreements to be entered into between the Corporation and a bank or trust company, as Debt Warrant Agent, all as set forth in the Prospectus Supplement relating to the particular issue of Debt Warrants. Debt Warrants may be issued independently or together with other securities offered by any Prospectus Supplement and may be attached to or separate from such other securities. Copies of the form of Debt Warrant Agreement, including the form of Debt Warrant Certificate representing the Debt Warrants, are filed as exhibits to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the form of Debt Warrant Agreement and Debt Warrant Certificate do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Debt Warrant Agreement and the Debt Warrant Certificates, respectively, including the definitions therein of certain terms.

General

   If Debt Warrants are offered, the applicable Prospectus Supplement will describe the terms of the Debt Warrants to be offered, including, where applicable, the following: (1) the offering price; (2) the currency in which Debt Warrants may be purchased; (3) the rank, designation, aggregate principal amount, currency and terms of the Debt Securities purchasable upon exercise of such Debt Warrants and the applicable Indenture pursuant to which such Debt Securities are to be issued; (4) the designation and terms of the Debt Securities with which such Debt Warrants are issued and the number of Debt Warrants issued with each such Debt Security; (5) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (6) the principal amount of Debt Securities purchasable upon exercise of such Debt Warrants and the price at and currency in which such principal amount of Debt Securities may be purchased upon such exercise; (7) the date on which the right to exercise Debt Warrants shall commence and the date on which such right shall expire (the "Expiration Date");
(8) whether the Debt Warrants represented by the Debt Warrant Certificate will be issued in registered or bearer form and, if in registered form, where they may be transferred and registered; (9) information with respect to book-entry procedures, if any; and (10) any other considerations relating to, and terms of, the Debt Warrants (which shall not be inconsistent with the provisions of the Debt Warrant Agreements).

   Debt Warrant Certificates may be exchanged for new Debt Warrant Certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Debt Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of Holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise or to enforce covenants in the applicable Indenture.

   Prospective purchasers of Debt Warrants should be aware that special U.S. federal income tax, accounting and other considerations may be applicable to instruments such as Debt Warrants. The Prospectus Supplement relating to any issue of Debt Warrants will describe such considerations but prospective purchasers of Debt Warrants are urged to consult their own advisors with respect thereto.

Exercise of Debt Warrants

   Each Debt Warrant will entitle the holder thereof to purchase such principal amount of Debt Securities at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to such Debt Warrants. Debt Warrants may be exercised at any time prior to 5:00 p.m., New York time, on the Expiration Date set forth in the Prospectus Supplement relating thereto. After such time on the Expiration Date (or such later date to which such Expiration Date may be extended by the Corporation), unexercised Debt Warrants shall become void.

   Debt Warrants may be exercised by delivery to the Debt Warrant Agent of payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Debt Securities purchasable upon such exercise together with certain information set forth on the reverse side of the Debt Warrant Certificate. Debt Warrants will be deemed to have been exercised upon receipt of the exercise price, subject to the receipt, within five business days, of the Debt Warrant Certificate evidencing such Debt Warrants. Upon receipt of such payment and the Debt Warrant Certificate properly completed and duly executed at the corporate trust office of the Debt Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Corporation will, as soon as practicable, issue and deliver pursuant to the applicable Indenture the Debt Securities purchasable upon such exercise. If fewer than all of the Debt Warrants represented by such Debt Warrant Certificate are exercised, a new Debt Warrant Certificate will be issued for the remaining amount of Debt Warrants.

Modifications

   The Debt Warrant Agreement and the terms of the Debt Warrants may be amended by the Corporation and the Debt Warrant Agent, without the consent of the holders thereof, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained therein, or in any other manner which the Corporation and the Debt Warrant Agent may deem necessary or desirable and which will not adversely affect the interests of such holders.

Enforceability of Rights by Holders

   The Debt Warrant Agent will act solely as an agent of the Corporation in connection with the issuance and exercise of Debt Warrants. The Debt Warrant Agent shall have no duty or responsibility in case of any default by the Corporation in the performance of its obligations under the Debt Warrant Agreement or the Debt Warrant Certificate. Each holder of Debt Warrants may, without the consent of the Debt Warrant Agent, enforce by appropriate legal action, on its own behalf, its rights to exercise such Debt Warrants.

                         DESCRIPTION OF PREFERRED STOCK

   The following description of the terms of the shares of Preferred Stock that may be offered by the Corporation sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of Preferred Stock and the terms of any related option, put or right of the Corporation to require the holder of any other Security offered to also acquire shares of Preferred Stock will be specified in the applicable Prospectus Supplement. If so specified in the applicable Prospectus Supplement, the terms of any series of Preferred Stock may differ from the terms set forth below. The description of the terms of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Designation relating to the applicable series of Preferred Stock, which Certificate of Designation will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus forms a part.

General

   Pursuant to the Corporation's Restated Certificate of Incorporation and the Delaware General Corporation Law, the Board of Directors of the Corporation has the authority, without further stockholder action, to issue from time to time up to a maximum of 5,000,000 shares of preferred stock, par value $.10 per share, in one or more series and for such consideration as may be fixed from time to time by the Board of Directors of the Corporation and to fix before the issuance of any shares of preferred stock of a particular series, the designation of such series, the number of shares to comprise such series, the dividend rate or rates payable with respect to the shares of such series, the redemption price or prices, if any, and the terms and conditions of any redemption, the voting rights, any sinking fund provisions for the redemption or purchase of the shares of such series, the terms and conditions upon which the shares are convertible or exchangeable, if they are convertible or exchangeable, and any other relative rights, preferences and limitations pertaining to such series.

   As of June 30, 1995, the Corporation had outstanding 1,000,000 shares of 7 3/8% Series A Cumulative Redeemable Preferred Stock (the "Series A Cumulative Redeemable Preferred Stock"). The Series A Cumulative Redeemable Preferred Stock was issued on January 15, 1994 in connection with the sale of 6,000,000 Depositary Shares, each representing a 1/6 fractional interest in a share of Series A Cumulative Redeemable Preferred Stock. See "Description of the Corporation's Outstanding Capital Stock."

   Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (i) the designation, stated value and liquidation preference of such Preferred Stock and the number of shares offered; (ii) the initial public offering price at which such shares will be issued; (iii) the dividend rate or rates (or method of calculation), the dividend periods, the date or dates on which dividends shall be payable and whether such dividends shall be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to cumulate; (iv) any redemption or sinking fund provisions; (v) any conversion or exchange provisions; (vi) the procedures for any auction and remarketing, if any, of such Preferred Stock; (vii) whether interests in Preferred Stock will be represented by Depositary Shares; and (viii) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such Preferred Stock.

   The Preferred Stock will, when issued against payment therefor, be fully paid and nonassessable. Holders of Preferred Stock will have no preemptive rights to subscribe for any additional securities which may be issued by the Corporation.

   Because the Corporation is a holding company, its rights and the rights of holders of its securities, including the holders of Preferred Stock, to participate in the distribution of assets of any subsidiary of the Corporation upon the latter's liquidation or recapitalization will be subject to the prior claims of such subsidiary's creditors and preferred stockholders, except to the extent the Corporation may itself be a creditor with recognized claims against such subsidiary or a holder of preferred stock of such subsidiary.

Dividends

   The holders of the Preferred Stock will be entitled to receive, when and as declared by the Board of Directors of the Corporation, out of funds legally available therefor, dividends at such rates and on such dates as will be specified in the applicable Prospectus Supplement. Such rates may be fixed or variable or both. If variable, the formula used for determining the dividend rate for each dividend period will be specified in the applicable Prospectus Supplement. Dividends will be payable to the holders of record as they appear on the stock books of the Corporation on such record dates as will be fixed by the Board of Directors of the Corporation. Dividends may be paid in the form of cash, Preferred Stock (of the same or a different series) or Common Stock of the Corporation, in each case as specified in the applicable Prospectus Supplement.

   Dividends on any series of Preferred Stock may be cumulative or noncumulative, as specified in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Corporation fails to declare a dividend payable on a dividend payment date on any Preferred Stock for which dividends are noncumulative ("Noncumulative Preferred Stock"), then the holders of such Preferred Stock will have no right to receive a dividend in respect of the dividend period relating to such dividend payment date, and the Corporation will have no obligation to pay the dividend accrued for such period, whether or not dividends on such Preferred Stock are declared or paid on any future dividend payment dates.

   The Corporation shall not declare, pay or set apart for payment any dividends on any series of its preferred stock ranking, as to dividends, on a parity with or junior to the outstanding Preferred Stock of any series unless
(i) if such series of Preferred Stock has a cumulative dividend ("Cumulative Preferred Stock"), full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on such Preferred Stock for all past dividend periods and the then current dividend period, or (ii) if such series of Preferred Stock is Noncumulative Preferred Stock, full dividends for the then current dividend period on such Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment. When dividends are not paid in full upon Preferred Stock of any series and any other shares of preferred stock of the Corporation ranking on a parity as to dividends with such Preferred Stock, all dividends declared upon such Preferred Stock and any other preferred stock of the Corporation ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on such Preferred

Stock and such other shares of preferred stock shall in all cases bear to each other the same ratio that the accrued dividends per share on such Preferred Stock (which shall not, if such Preferred Stock is Noncumulative Preferred Stock, include any accumulation in respect of unpaid dividends for prior dividend periods) and such other shares of preferred stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

   Except as set forth in the preceding sentence, unless (i) full dividends on the outstanding Cumulative Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period or (ii) full dividends for the then current dividend period on the outstanding Noncumulative Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment, no dividends (other than in Common Stock of the Corporation or other shares of the Corporation ranking junior to such Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment, nor shall any other distribution be made, on the Common Stock of the Corporation or on any other shares of the Corporation ranking junior to or on a parity with such Preferred Stock as to dividends or upon liquidation.

   Unless (i) full dividends on the Cumulative Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period or (ii) full dividends for the then current dividend period on the Noncumulative Preferred Stock of any series have been declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment, no Common Stock or any other shares of the Corporation ranking junior to or on a parity with such Preferred Stock as to dividends or upon liquidation shall be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid or made available for a sinking fund for the redemption of any such shares) by the Corporation or any subsidiary of the Corporation except by conversion into or exchange for shares of the Corporation ranking junior to such Preferred Stock as to dividends and upon liquidation. Any dividend payment made on shares of Cumulative Preferred Stock of any series shall first be credited against the earliest accrued by unpaid dividend due with respect to shares of such series which remains unpaid.

Redemption

   Preferred Stock may be redeemable, in whole or in part, at the option of the Corporation, out of funds legally available therefor, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices specified in the applicable Prospectus Supplement. Preferred Stock redeemed by the Corporation will be restored to the status of authorized but unissued shares of preferred stock.

   The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Corporation in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock is Noncumulative Preferred Stock, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Corporation, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Corporation pursuant to conversion provisions specified in the applicable Prospectus Supplement.

   Notwithstanding the foregoing, unless (i) full dividends on the Cumulative Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period or (ii) full dividends for the then current dividend period on the Noncumulative Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment, no shares of Preferred Stock of such series shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed, and the Corporation shall not purchase or otherwise acquire any shares of Preferred Stock of such series; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series pursuant to a purchase or exchange offer provided such offer is made on the same terms to all holders of the Preferred Stock of such series.

   Notice of redemption shall be given by mailing the same to each record holder of the Preferred Stock to be redeemed, not less than 30 nor more than 60 days prior to the date fixed for redemption thereof, at the address of such holder as the same shall appear on the stock books of the Corporation. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion or exchange rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder.

   If fewer than all the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Board of Directors of the Corporation and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Board of Directors of the Corporation.

   If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Corporation, separate and apart from its other funds, in trust for the pro rata benefit of holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date for such shares dividends on such shares shall cease to accrue and such shares shall no longer be deemed to be outstanding, and all rights of the holders thereof as stockholders of the Corporation (except the right to receive the redemption price) shall cease. Upon surrender, in accordance with such notice, of the certificates representing any such shares (properly endorsed or assigned for transfer, if the Board of Directors of the Corporation shall so require and the notice shall so state), the redemption price set forth above shall be paid out of the funds provided by the Corporation. If fewer than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

Conversion or Exchange Rights

   The Prospectus Supplement relating to a series of Preferred Stock that is convertible or exchangeable will state the terms on which shares of such series are convertible or exchangeable into Common Stock, another series of preferred stock or Debt Securities. To the extent regulatory approval may be required for shares of Preferred Stock to be convertible or exchangeable for Debt Securities, the Corporation will seek to obtain such approval.

Rights Upon Liquidation

   In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of each series of Preferred Stock shall be entitled to receive out of the assets of the Corporation legally available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any other class or series of capital stock ranking junior to such Preferred Stock upon liquidation, liquidating distributions in the amount of the liquidation preference of such Preferred Stock plus all accrued and unpaid dividends thereon (which shall not, in the case of Noncumulative Preferred Stock, include any accumulation in respect of unpaid dividends for prior dividend periods). If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the amounts payable with respect to Preferred Stock of any series and any other shares of preferred stock of the Corporation ranking as to any such distribution on a parity with such Preferred Stock are not paid in full, the holders of such Preferred Stock and of such other shares of preferred stock will share ratably in any such distribution of assets of the Corporation in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Preferred Stock of any series will not be entitled to any further participation in any distribution of assets by the Corporation.

Voting Rights

   Except as indicated below or in the applicable Prospectus Supplement, or except as expressly required by applicable law, the holders of Preferred Stock will not be entitled to vote.

   If the Corporation fails to pay dividends on any shares of Preferred Stock for six consecutive quarterly periods, the holders of such shares of Preferred Stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Corporation at a special meeting called by the holders of record of at least 10% of such Preferred Stock or the next annual meeting of stockholders and at each subsequent meeting until (i) all dividends accumulated on shares of Cumulative Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) four consecutive quarterly dividends on shares of Noncumulative Preferred Stock shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Directors of the Corporation will be increased by two directors.

   So long as any shares of Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote of the holders of at least two-thirds of each series of Preferred Stock outstanding at the time, given in person or by proxy, at a meeting (voting separately as a class): (i) authorize, create or issue, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of dividends or distribution of assets upon liquidation, dissolution or winding up, or reclassify any capital stock into any such shares, or authorize, create or issue any obligation or security convertible into, exchangeable for or evidencing the right to purchase any such shares or (ii) amend, alter or repeal the provisions of the Restated Certificate of Incorporation, including the Certificate of Designation relating to such series of Preferred Stock, whether by merger, consolidation, or to otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized preferred stock or any outstanding series of preferred stock or any other capital stock of the Corporation, or the creation and issuance of any other series of preferred stock or of any other capital stock of the Corporation, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

   The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

                        DESCRIPTION OF DEPOSITARY SHARES

General

   The Corporation may issue receipts ("Depositary Receipts") evidencing the Depositary Shares, each of which will represent a fraction of a share of Preferred Stock. Shares of Preferred Stock of each class or series represented by Depositary Shares will be deposited under a separate Deposit Agreement (the "Deposit Agreement") among the Corporation, the depositary (the "Preferred Stock Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fraction of a share of Preferred Stock represented by the Depositary Shares evidenced by such Depository Receipt, to all the rights and preferences of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

   The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicant Deposit Agreement at the time such receipts are issued. Immediately following the issuance and delivery of the Preferred Stock by the Corporation to the preferred Stock Depositary, the Corporation will cause the Preferred Stock Depositary to issue, on behalf of the Corporation, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Corporation upon request, and the following summary of the form thereof filed as an exhibit to the Registration Statement of which this Prospectus is a part is qualified in its entirety by reference thereto.

Dividends and Other Distributions

   The Preferred Stock Depositary will distribute all dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Receipts in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary.

   In the event of a distribution other than in cash, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary, unless the Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case the Preferred Stock Depositary may, with the approval of the Corporation, sell such property and distribute the net proceeds from such sale to such holders.

Withdrawal of Stock

   Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption, converted or exchanged into other securities of the Corporation), the holders thereof will be entitled to delivery, at such office to or upon his order, of the number of whole or fractional shares of the Preferred Stock and any money or other property represented by such Depositary Shares. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of Preferred Stock to be withdrawn, the Preferred Stock Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

Redemption of Depositary Shares

   Whenever the Corporation redeems shares of Preferred Stock held by the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of the Preferred Stock so redeemed, provided the Corporation shall have paid in full to the Preferred Stock Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by the Preferred Stock Depositary by lot or pro rata or other equitable method, in each case as may be determined by the Corporation.

   From and after the date fixed for redemption, all dividends in respect of the Depositary Shares so called for redemption will cease to accrue, such Depositary Shares will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing such Depositary Shares will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the Preferred Stock Depositary.

Voting the Preferred Stock

   Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Preferred Stock Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. The Preferred Stock Depositary will vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Corporation will agree to take all reasonable action which may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting shares of Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Stock. The Preferred Stock Depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or inaction is in good faith and does not result from negligence or willful misconduct of the Preferred Stock Depositary.

Exchange of Preferred Stock

   Whenever the Corporation exchanges all of the shares of Preferred Stock held by the Preferred Stock Depositary for Debt Securities or Common Stock, the Preferred Stock Depositary will exchange as of the same exchange date all Depositary Shares representing all of the shares of the Preferred Stock so exchanged for Debt Securities or Common Stock, provided the Corporation shall have issued and deposited with the Preferred Stock Depositary Debt Securities or Common Stock for all of the shares of the Preferred Stock to be exchanged. The exchange rate per Depositary Share shall be equal to the exchange rate per share of Preferred Stock multiplied by the fraction of a share of Preferred Stock represented by one Depositary Share, plus all money and other property, if any, represented by such Depositary Shares, including all amounts paid by the Corporation in respect of dividends which on the exchange date have accrued on the shares of Preferred Stock to be so exchanged and have not theretofore been paid.

Conversion of Preferred Stock

   The Depositary Shares, as such, are not convertible or exchangeable into Common Stock or any other securities or property of the Corporation. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depository Shares, the Depositary Receipts may be surrendered by holders thereof to the Preferred Stock Depositary with written instructions to the Preferred Stock Depositary to instruct the Corporation to cause conversion or exchange of the Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Stock, other shares of Preferred Stock or Debt Securities of the Corporation, and the Corporation has agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion or exchange thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion or exchange. If the Depositary Shares evidenced by a Depositary Receipt are to be converted or exchanged in part only, a new Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted or exchanged. See "Description of Preferred Stock--Conversion or Exchange Rights."

Amendment and Termination of the Deposit Agreement

   The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Corporation and the Preferred Stock Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the holders of at least two thirds of the Depositary Shares then outstanding.

   The Deposit Agreement may be terminated by the Corporation upon not less than 60 days' notice if a majority of the Depositary Shares then outstanding consents thereto, whereupon the Preferred Stock Depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares shall have been redeemed, converted or exchanged or (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of the Corporation and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Stock.

Charges of Preferred Stock Depositary

   The Corporation will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, the Corporation will pay the fees and expenses of the Preferred Stock Depositary in connection with the performance of its duties under the Deposit Agreement. Holders of Depositary Receipts will pay transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement.

Resignation and Removal of Depositary

   The Preferred Stock Depositary may resign at any time by delivering to the Corporation notice of its election to do so, and the Corporation may at any time remove the Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary, which successor Preferred Stock Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

   The Preferred Stock Depositary will forward to holders of Depositary Receipts any reports and communications from the Corporation which are received by the Preferred Stock Depositary with respect to the related Preferred Stock.

   Neither the Preferred Stock Depositary nor the Corporation will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement.

The obligations of the Corporation and the Preferred Stock Depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence or willful misconduct, and the Corporation and the Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or shares of Preferred Stock unless satisfactory indemnity is furnished. The Corporation and the Preferred Stock Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent and authorized to give such information and on documents believed in good faith to be genuine.

   In the event the Preferred Stock Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Corporation, on the other hand, the Preferred Stock Depositary shall be entitled to act on such claims, requests or instructions received from the Corporation.

                    DESCRIPTION OF PREFERRED STOCK WARRANTS

   The Corporation may issue Preferred Stock Warrants for the purchase of Preferred Stock. Preferred Stock Warrants may be issued independently or together with other Securities offered by any Prospectus Supplement and may be attached to or separate from such other Securities. Each series of Preferred Stock Warrants will be issued under one or more warrant agreements (each, a "Preferred Stock Warrant Agreement") to be entered into between the Corporation and a bank or trust company, as Preferred Stock Warrant Agent, all as set forth in the Prospectus Supplement relating to the particular issue of offered Preferred Stock Warrants. The Preferred Stock Warrant Agent will act solely as an agent of the Corporation in connection with the Preferred Stock Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Preferred Stock Warrant Certificates or beneficial owners of Preferred Stock Warrants. Copies of the form of Preferred Stock Warrant Agreement, including the form of Preferred Stock Warrant Certificates representing the Preferred Stock Warrants, are filed as exhibits to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the form of Preferred Stock Warrant Agreement and Preferred Stock Warrant Certificate do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Preferred Stock Warrant Agreement and the Preferred Stock Warrant Certificates.

General

   If Preferred Stock Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Preferred Stock Warrants, including the following, where applicable: (1) the offering price; (2) the designation, aggregate number and terms of the series of Preferred Stock purchasable upon exercise of such Preferred Stock Warrants and minimum number of Preferred Stock Warrants that are exercisable; (3) the designation and terms of the series of Preferred Stock with which such Preferred Stock Warrants are being offered and the number of such Preferred Stock Warrants being offered with each such Preferred Stock; (4) the date on and after which such Preferred Stock Warrants and the related series of Preferred Stock will be transferable separately; (5) the number and stated value of the series of Preferred Stock purchasable upon exercise of each such Preferred Stock Warrant and the price at which such number of shares of Preferred Stock of such series may be purchased upon such exercise; (6) the date on which the right to exercise such Preferred Stock Warrants shall commence and the date on which such right shall expire (the "Preferred Stock Warrant Expiration Date"); (7) whether the Preferred Stock Warrants represented by the Preferred Stock Warrant Certificates will be issued in registered or bearer form; (8) information with respect to book-entry procedures, if any; and (9) any other terms of such Preferred Stock Warrants for the purchase of shares of Preferred Stock which shall not be inconsistent with the provisions of the Preferred Stock Warrant Agreement.

   Preferred Stock Warrant Certificates may be exchanged for the new Preferred Stock Warrant Certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Preferred Stock Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Preferred Stock Warrant, a holder thereof shall have no rights of a holder of shares of the Preferred Stock purchasable upon such exercise, including the right to receive payment of dividends, if any, on the underlying Preferred Stock or the right to vote such underlying Preferred Stock.

   Prospective purchasers of Preferred Stock Warrants should be aware that special U.S. federal income tax, accounting and other considerations may be applicable to instruments such as Preferred Stock Warrants. The Prospectus Supplement relating to any issue of Preferred Stock Warrants will describe such considerations but prospective purchasers are urged to consult their own advisors with respect thereto.

Exercise of Preferred Stock Warrants

   Each Preferred Stock Warrant will entitle the holder thereof to purchase such number of shares of Preferred Stock at such exercise price as shall be set forth in, or calculable from, the Prospectus Supplement relating to the offered Preferred Stock Warrants. Preferred Stock Warrants may be exercised at any time prior to 5:00 p.m., New York time, on the Preferred Stock Warrant Expiration Date set forth in the Prospectus Supplement relating thereto. After such time on the Preferred Stock Warrant Expiration Date (or such later date to which such Preferred Stock Warrant Expiration Date may be extended by the Corporation), unexercised Preferred Stock Warrants shall become void.

   Preferred Stock Warrants may be exercised by delivery to the Preferred Stock Warrant Agent of payment as provided in the applicable Prospectus Supplement of the amount required to purchase the shares of Preferred Stock purchasable upon such exercise together with certain information set forth on the reverse side of the Preferred Stock Warrant Certificate. Preferred Stock Warrants will be deemed to have been exercised upon receipt of the exercise price, subject to the receipt, within five business days, of the Preferred Stock Warrant Certificate evidencing such Preferred Stock Warrants. Upon receipt of such payment and the Preferred Stock Warrant Certificate properly completed and duly executed at the corporate trust office of the Preferred Stock Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Corporation will, as soon as practicable, issue and deliver the shares of Preferred Stock purchasable upon such exercise. If fewer than all of the Preferred Stock Warrants represented by such Preferred Stock Warrant Certificate are exercised, a new Preferred Stock Warrant Certificate will be issued for the remaining number of Preferred Stock Warrants.

Modifications

   The Preferred Stock Warrant Agreement and the terms of the Preferred Stock Warrants may be amended by the Corporation and the Preferred Stock Warrant Agent, without the consent of the holders thereof, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective or inconsistent provision contained therein, or in any other manner which the Corporation may deem necessary or desirable and which will not materially and adversely affect the interests of such holders.

   The Corporation and the Preferred Stock Warrant Agent also may modify or amend the Preferred Stock Warrant Agreement and the terms of the Preferred Stock Warrants, with the consent of the holders of not less than a majority in number of the then outstanding unexercised Preferred Stock Warrants affected, provided that no such modification or amendment that shortens the period of time during which the Preferred Stock Warrants may be exercised or otherwise materially and adversely affects the exercise rights of the holders of the Preferred Stock Warrants or reduces the number of outstanding Preferred Stock Warrants the consent of whose holders is required for modification or amendment of the Preferred Stock Warrant Agreement or the terms of the Preferred Stock Warrants may be made without the consent of the holders affected thereby.

Merger, Consolidation, Sale or Other Dispositions

   If at any time there shall be a merger, consolidation, sale, transfer, conveyance or other disposition of substantially all of the assets of the Corporation, then the successor or assuming corporation shall succeed to and be substituted for the Corporation in, and the Corporation will be relieved of any further obligation under, the Preferred Stock Warrant Agreement or the Preferred Stock Warrants.

Enforceability of Rights by Holders

   The Preferred Stock Warrant Agent will act solely as an agent of the Corporation in connection with the issuance and exercise of Preferred Stock Warrants. The Preferred Stock Warrant Agent shall have no duty or responsibility in case of any default by the Corporation in the performance of its obligations under the Preferred Stock Warrant Agreement or the Preferred Stock Warrant Certificates. Each holder of Preferred Stock Warrants may, without the consent of the Preferred Stock Warrant Agent, enforce by appropriate legal action, on its own behalf, its right to exercise such Preferred Stock Warrants.

                          DESCRIPTION OF COMMON STOCK

   The Corporation may issue (either separately or together with other Securities) shares of its Common Stock. Under the Restated Certificate of Incorporation, the Corporation is authorized to issue up to 40,000,000 shares of its Common Stock. Reference is made to the Prospectus Supplement relating to Common Stock offered thereby, or other Securities convertible or exchangeable for, or exercisable into, Common Stock, for the terms relevant thereto, including the number of shares offered, any initial offering price, and market price and dividend information, as well as, if applicable, information on such other Securities. See "Description of the Corporation's Outstanding Capital Stock" below.

                      DESCRIPTION OF COMMON STOCK WARRANTS

   The Corporation may issue Common Stock Warrants for the purchase of Common Stock. Common Stock Warrants may be issued independently or together with other Securities offered by any Prospectus Supplement and may be attached to or separate from such other Securities. Each series of Common Stock Warrants will be issued under one or more warrant agreements (each, a "Common Stock Warrant Agreement") to be entered into between the Corporation and a bank or trust company, as Common Stock Warrant Agent, all as set forth in the Prospectus Supplement relating to the particular issue of offered Common Stock Warrants. The Common Stock Warrant Agent will act solely as an agent of the Corporation in connection with the Common Stock Warrant Certificates and will not assume any obligation or relationship of agency or trust for or with any holders of Common Stock Warrant Certificates or beneficial owners of Common Stock Warrants. Copies of the form of Common Stock Warrant Agreement, including the form of Common Stock Warrant Certificates representing the Common Stock Warrants, are filed as exhibits to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the form of Common Stock Warrant Agreement and Common Stock Warrant Certificate do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Common Stock Warrant Agreement and the Common Stock Warrant Certificates.

General

   If Common Stock Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Common Stock Warrants, including the following, where applicable: (1) the offering price; (2) the aggregate number of shares of Common Stock purchasable upon exercise of such Common Stock Warrants and minimum number of Common Stock Warrants that are exercisable; (3) the designation and terms of any other Securities with which such Common Stock Warrants are being offered and the number of such Common Stock Warrants being offered with such Securities; (4) the date on and after which such Common Stock Warrants and such other Securities will be transferable separately; (5) the number of shares of Common Stock purchasable upon exercise of each such Common Stock Warrant and the price at which such number of shares of Common Stock may be purchased upon such exercise; (6) the date on which the right to exercise such Common Stock

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

Warrants shall commence and the date on which such right shall expire (the "Common Stock Warrant Expiration Date"; (7) whether the Common Stock Warrants represented by the Common Stock Warrant Certificates will be issued in registered or bearer form; (8) information with respect to book-entry procedures, if any; and (9) any other terms of such Common Stock Warrants for the purchase of shares of Common Stock which shall not be inconsistent with the provisions of the Common Stock Warrant Agreement.

   Common Stock Warrant Certificates may be exchanged for new Common Stock Warrant Certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Common Stock Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Common Stock Warrant, a holder thereof shall have no rights of a holder of shares of the Common Stock purchasable upon such exercise, including the right to receive payment of dividends, if any, on the underlying Common Stock or the right to vote such underlying Common Stock.

   Prospective purchasers of Common Stock Warrants should be aware that special U.S. federal income tax, accounting and other considerations may be applicable to instruments such as Common Stock Warrants. The Prospectus Supplement relating to any issue of Common Stock Warrants will describe such considerations but prospective purchasers are urged to consult their own advisors with respect thereto.

Exercise of Common Stock Warrants

   Each Common Stock Warrant will entitle the holder thereof to purchase such number of shares of Common Stock at such exercise price as shall be set forth in, or calculable from, the Prospectus Supplement relating to the offered Common Stock Warrants. Common Stock Warrants may be exercised at any time prior to 5:00 p.m., New York time, on the Common Stock Warrant Expiration Date set forth in the Prospectus Supplement relating thereto. After such time on the Common Stock Warrant Expiration Date (or such later date to which such Common Stock Warrant Expiration Date may be extended by the Corporation), unexercised Common Stock Warrants shall become void.

   Common Stock Warrants may be exercised by delivery to the Common Stock Warrant Agent of payment as provided in the applicable Prospectus Supplement of the amount required to purchase the shares of Common Stock purchasable upon such exercise together with certain information set forth on the reverse side of the Common Stock Warrant Certificate. Common Stock Warrants will be deemed to have been exercised upon receipt of the exercise price, subject to the receipt, within five business days, of the Common Stock Warrant Certificate evidencing such Common Stock Warrants. Upon receipt of such payment and the Common Stock Warrant Certificate properly completed and duly executed at the corporate trust office of the Common Stock Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Corporation will, as soon as practicable, issue and deliver the shares of Common Stock purchasable upon such exercise. If fewer than all of the Common Stock Warrants represented by such Common Stock Warrant Certificate are exercised, a new Common Stock Warrant Certificate will be issued for the remaining number of Common Stock Warrants.

Modifications

   The Common Stock Warrant Agreement and the terms of the Common Stock Warrants may be amended by the Corporation and the Common Stock Warrant Agent, without the consent of the holders thereof, for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective or inconsistent provision contained therein, or in any other manner which the Corporation may deem necessary or desirable and which will not materially and adversely affect the interests of such holders.

   The Corporation and the Common Stock Warrant Agent also may modify or amend the Common Stock Agreement and the terms of the Common Stock Warrants, with the consent of the holders of not less than a majority in number of the then outstanding unexercised Common Stock Warrants affected, provided that no such modification or amendment that shortens the period of time during which the Common Stock Warrants may be exercised or otherwise materially and adversely affects the exercise rights of the holders of the Common Stock Warrants or reduces the number of outstanding Common Stock Warrants the consent of whose holders is required for modification or amendment of the Common Stock Warrant Agreement or the terms of the Common Stock Warrants may be made without the consent of the holders affected thereby.

Merger, Consolidation, Sale or Other Dispositions

   If at any time there shall be a merger, consolidation, sale, transfer, conveyance or other disposition of substantially all of the assets of the Corporation, then the successor or assuming corporation shall succeed to and be substituted for the Corporation in, and the Corporation will be relieved of any further obligation under, the Common Stock Warrant Agreement or the Common Stock Warrants.

Enforceability of Rights of Holders

   The Common Stock Warrant Agent will act solely as an agent of the Corporation in connection with the issuance and exercise of Common Stock Warrants. The Common Stock Warrant Agent shall have no duty or responsibility in case of any default by the Corporation in the performance of its obligations under the Common Stock Warrant Agreement or the Common Stock Warrant Certificates. Each holder of Common Stock Warrants, may, without the consent of the Common Stock Warrant Agent, enforce by appropriate legal action, on its own behalf, its right to exercise such Common Stock Warrants.

                    DESCRIPTION OF STOCK PURCHASE CONTRACTS
                            AND STOCK PURCHASE UNITS

   The Corporation may issue Stock Purchase Contracts, including contracts obligating holders to purchase from the Corporation, and the Corporation to sell to the holders, a specified number of shares of Common Stock or Preferred Stock at a future date or dates specified in the Stock Purchase Contracts. The price per share and the number of shares of Common Stock or Preferred Stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. Any such formula may include anti-dilution provisions to adjust the number of shares issuable pursuant to the Stock Purchase Contracts upon certain events.

   The Stock Purchase Contracts may be issued separately or as a part of Stock Purchase Units, each consisting of a Stock Purchase Contract and debt obligations of the United States of America or agencies or instrumentalities thereof. Such debt obligations would be pledged with a collateral agent to secure the holders' obligations to purchase the Common Stock or the Preferred Stock under the Stock Purchase Contracts. Any such debt obligations will be obligations of the United States Government and not of the Corporation. Unless a holder of Stock Purchase Units settles its Stock Purchase Contracts early through the delivery of consideration to the Corporation or its agent in the manner described below, the principal of such debt obligations, when paid at maturity, will automatically be applied to satisfy in full the holder's obligation to purchase Common Stock or Preferred Stock under the Stock Purchase Contracts. The Stock Purchase Contracts may require the Corporation to make periodic payments to the holders of the Stock Purchase Units or vice versa, and such payments may be unsecured or prefunded on some basis.

   Holders of Stock Purchase Units may be entitled to settle the underlying Stock Purchase Contracts prior to the stated settlement date by surrendering the certificate evidencing the Stock Purchase Units, accompanied by the payment due, in such form and calculated pursuant to such formula as may be prescribed in the Stock Purchase Contracts and described in the applicable Prospectus Supplement. Upon settlement, the holder would receive the number of shares of Common Stock or Preferred Stock deliverable under such Stock Purchase Contracts, subject to adjustment in certain cases. In such event, the debt obligations that were pledged as security for the obligation of the holder to perform under the Stock Purchase Contracts would be transferred to the holder free and clear of the Corporation's security interest therein.

   The applicable Prospectus Supplement will describe the terms of any Stock Purchase Contracts or Stock Purchase Units. The description in the Prospectus Supplement will not purport to be complete and will be qualified in its entirety by reference to the Stock Purchase Contracts, and, if applicable, collateral arrangements and depositary arrangements, relating to such Stock Purchase Contracts or Stock Purchase Units.

           DESCRIPTION OF THE CORPORATION'S OUTSTANDING CAPITAL STOCK

   The aggregate number of shares of capital stock of all classes which the Corporation has authority to issue is forty-five million (45,000,000) shares, of which forty million (40,000,000) shares are Common Stock of the par value of twenty cents ($.20) each, and five million (5,000,000) shares are Preferred Stock of the par value of ten cents ($.10) each. As of June 30, 1995, there were 16,664,867 shares of Common Stock and 1,000,000 shares of Preferred Stock outstanding.

Common Stock

   Subject to the senior rights of Preferred Stock which may from time to time be outstanding, holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors outs of funds legally available therefor. Upon dissolution and liquidation, holders of Common Stock are entitled to a ratable shares of the net assets of the Company remaining after payment to the holders of the Preferred Stock of the full preferential amounts to which they are entitled. All outstanding shares of Common Stock are fully paid and nonassessable.

   The holders of Common Stock are entitled to one vote per share for the election of Directors and on all other matters submitted to a vote of stockholders. Holders of Common Stock are not entitled to cumulative voting for the election of Directors. They are not entitled to preemptive rights.

   The transfer agent and registrar for the Common Stock is Chemical Bank.

Preferred Stock

   The Preferred Stock has priority over the Common Stock with respect to dividends and to other distributions, including the distribution of assets upon liquidation. The Board of Directors is authorized to fix and determine the terms, limitations and relative rights and preferences of the Preferred Stock, to establish series of Preferred Stock and to fix and determine the variations as among series. The Board of Directors without stockholder approval could issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock.

   The Corporation's outstanding Preferred Stock consists of 1,000,000 shares of Series A Cumulative Redeemable Preferred Stock, which was issued on January 14, 1994 in connection with the sale of 6,000,000 Depositary Shares, each representing a 1/6 fractional interest in a share of Series A Cumulative Redeemable Preferred Stock. The liquidation preference of each share of Series A Cumulative Redeemable Preferred Stock is $150.00 (equivalent to $25.00 per Depositary Share). Dividends on the Series A Cumulative Redeemable Preferred Stock and the Depositary Shares representing such Series A Cumulative Redeemable Preferred Stock are cumulative from the date of original issue and are payable quarterly in arrears at the rate of 7 3/8% of the liquidation preference per annum (equivalent to $1.84375 per annum per Depositary Share). The Series A Cumulative Redeemable Preferred Stock and the Depositary Shares representing such Series A Cumulative Redeemable Preferred Stock may be redeemed for cash at the option of the Corporation, in whole or in part, at a redemption price of $150.00 per share (equivalent to $25.00 per Depositary Share), plus accrued and unpaid dividends, if any, thereon. The Series A Cumulative Redeemable Preferred Stock and the Depositary Shares representing such Series A Cumulative Redeemable Preferred Stock have no stated maturity and are not subject to any sinking fund or mandatory redemption or convertible into or exchangeable for any other property or securities of the Corporation.

Anti-Takeover Provisions

   The Corporation currently has provisions in its Restated Certificate of Incorporation and By-Laws which could have an "anti-takeover" effect. The Board of Directors is divided into three classes, each class having a term of three years. Each year the term of one class expires. In addition, the affirmative vote or consent of the holders of four-fifths (80%) of the stock of the Corporation entitled to vote in elections of Directors is required to authorize any of the following transactions:

     (a) merger or consolidation of the Corporation into any other corporation; or

     (b) sale, lease, exchange, mortgage or other disposition of all or any substantial part of the assets of the Corporation to any other corporation, person or other entity; or

     (c) sale or lease by any other corporation, person or entity to the Corporation or any subsidiary thereof of any securities or assets (except assets having an aggregate fair market value of less than $4,000,000) in exchange for voting securities (securities convertible into voting securities or options, warrants or rights to purchase voting securities) of the Corporation or any subsidiary thereof if such corporation, person or entity is, or has been at any time within the preceding two years, the beneficial owner of 5% or more of the outstanding shares of stock of the Corporation entitled to vote in elections of Directors.

                              PLAN OF DISTRIBUTION

   The Corporation may sell the Securities: (i) through underwriters; (ii) to dealers; (iii) through agents; or (iv) directly to a limited number of institutional purchasers or to a single purchaser. The Prospectus Supplement with respect to the Securities will set forth the name or names of the underwriters, if any, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

   If underwriters are used in a sale of any Securities, such Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public through underwriters or through a group of underwriters. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

   If a dealer is utilized in the sale of any Securities, the Corporation will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

   The Securities may be sold by the Corporation through agents designated by the Corporation from time to time. Any such agent involved in the offer or sale of any Securities will be named, and any fees or commissions payable by the Corporation to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

   The Securities may be sold directly by the Corporation to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

   If so indicated in the Prospectus Supplement, the Corporation will authorize underwriters, dealers and agents to solicit offers by certain specified institutions to purchase the Securities from the Corporation at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

   Underwriters, dealers and agents may be entitled, under agreements entered into with the Corporation, to indemnification by the Corporation against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Any such underwriters, dealers and agents may be customers of, engage in transactions with or perform services for, the Corporation in the ordinary course of business.

   The place and time of delivery of the Securities will be set forth in the Prospectus Supplement.

         GLOBAL CLEARANCE, SETTLEMENT AND TAX DOCUMENTATION PROCEDURES

   When so provided in the Prospectus Supplement, investors in the Global Securities representing any of the Securities issued hereunder may hold a beneficial interest in such Global Securities through the Depository, CEDEL or Euroclear (as defined below) or through participants. The Global Securities may be traded as home market instruments in both the European and U.S. domestic markets. Initial settlement and all secondary trades will settle as set forth in the applicable Prospectus Supplement.

   Cedel S.A. ("CEDEL") is incorporated under the laws of Luxembourg as a professional depository. CEDEL holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between CEDEL participants through electronic book-entry changes in accounts of CEDEL participants, thereby eliminating the need for physical movement of certificates. Transactions may be settled in CEDEL in any of 28 currencies, including United States dollars. CEDEL provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. CEDEL interfaces with domestic markets in several countries. As a professional depository, CEDEL is subject to regulation by the Luxembourg Monetary Institute. CEDEL participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to CEDEL is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a CEDEL participant, either directly or indirectly.

   The Euroclear System was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in any of 27 currencies, including United States dollars. The Euroclear System includes various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with the Depository. The Euroclear System is operated by Morgan Guaranty Trust Company of New York, Brussels, Belgium office (the "Euroclear Operator" or "Euroclear"), under contract with Euroclear Clearance System S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for the Euroclear System on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

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

   The Euroclear Operator is the Belgian branch of Morgan Guaranty Trust Company of New York ("Morgan") which is a member of the Federal Reserve System. As such, it is regulated and examined by the Federal Reserve Board and the New York State Banking Department, as well as the Belgian Banking Commission.

   Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

   Principal, premium, if any, and interest payments with respect to Securities held through CEDEL or Euroclear will be credited to the cash accounts of CEDEL participants or Euroclear participants in accordance with the relevant system's rules and procedures, to the extent received by its depositary. Such distributions will be subject to tax reporting in accordance with relevant United States tax laws and regulations as described below. The CEDEL or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the relevant Indenture on behalf of a CEDEL participant or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary's ability to effect such actions on its behalf through the Depository.

Initial Settlement

   All Global Securities will be registered in the name of Cede & Co. as nominee of the Depository. Investors' interests in the Global Securities will be represented through financial institutions acting on their behalf as direct and indirect participants in the Depository. As a result, CEDEL and Euroclear will hold positions on behalf of their participants through their respective depositaries, Citibank and Morgan, which in turn will hold such positions in accounts as participants of the Depository.

   Global Securities held through the Depository will follow the settlement practices described above. Investor securities custody account will be credited with their holdings against payment on the settlement date. Global Securities held through CEDEL or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary global security and no "lock-up" or restricted period. Global Securities will be credited to the securities custody accounts on the settlement date against payment.

Secondary Market Trading

   Since the purchase determines the place of delivery, it is important to establish at the time of the trade where both the purchaser's and seller's accounts are located to ensure that settlement can be made on the desired value date.

   Trading between Depository Participants. Secondary market trading between Depository participants will be settled using the procedures described above.

   Trading between CEDEL and/or Euroclear Participants. Secondary market trading between CEDEL participants and/or Euroclear participants will be settled using the procedures applicable to conventional eurobonds.

   Trading between Depository Seller and CEDEL or Euroclear Purchaser. When beneficial interests in the Global Securities are to be transferred from the account of a Depository participant to the account of a CEDEL participant or a Euroclear participant, the purchaser will send instructions to CEDEL or Euroclear through a participant at least one business day prior to settlement. CEDEL or Euroclear will instruct Citibank or Morgan, respectively, as the case may be, to receive a beneficial interest in the Global Securities against payment. Unless otherwise set forth in the Prospectus Supplement, payment will include interest accrued on the beneficial interest in the Global Securities so transferred from and including the last coupon payment date to and excluding the settlement date, on the basis on which interest is calculated on the Debt Securities. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. Payment will then be made by Citibank or Morgan to the Depository participant's account against delivery of the beneficial interest in the Global Securities. After settlement has been completed, the beneficial interest in the Global Securities will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the CEDEL or Euroclear participant's account. The securities credit will appear the next day (European time) and the cash debit will be back-valued to, and the interest on the beneficial interests in Global Securities will accrue from, the value date (which would be the preceding day when settlement occurred in New
York). If settlement is not completed on the intended value date (i.e., the trade fails), the CEDEL or Euroclear cash debit will be valued instead as of the actual settlement date.

   CEDEL participants and Euroclear participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to preposition funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within CEDEL or Euroclear. Under this approach, they may take on credit exposure to CEDEL or Euroclear until the Global Securities are credited to their accounts one day later.

   As an alternative, if CEDEL or Euroclear has extended a line of credit to them, participants can elect not to preposition funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, CEDEL participants or Euroclear participants purchasing beneficial interest in Global Securities would incur overdraft charges for one day, assuming they cleared the overdraft when the beneficial interests in the Global Securities were credited to their accounts. However, interest on the beneficial interests in the Global Securities would accrue from the value date. Therefore, in many cases the investment income on the Global Securities earned during that one-day period may substantially reduce or offset the amount of such overdraft charges, although this result will depend on each participant's particular cost of funds.

   Since the settlement is taking place during New York business hours, Depository participants can employ their usual procedures for sending a beneficial interest in Global Securities to Citibank or Morgan for the benefit of CEDEL participants or Euroclear participants. The sale proceeds will be available to the Depository seller on the settlement date. Thus, to the Depository participant a cross-market transaction will settle no differently than a trade between two Depository participants.

   Trading between CEDEL or Euroclear Seller and Depository Purchaser. Due to time zone differences in their favor, CEDEL and Euroclear participants may employ their customary procedures for transactions in which the beneficial interest in the Global Securities is to be transferred by the respective clearing system, through Citibank or Morgan, to a Depository participant. The seller will send instructions to CEDEL or Euroclear through a participant at least one business day prior to settlement. In these cases, CEDEL or Euroclear will instruct Citibank or Morgan, as appropriate, to deliver the beneficial interest in the Global Securities to the Depository participant's account against payment. Payment will include interest accrued on the beneficial interests in the Global Securities from and including the last coupon payment date to and excluding the settlement date on the basis on which interest is calculated on the Global Securities. For transactions settling on the 31st of the month, payment will include interest accrued to and excluding the first day of the following month. The payment will then be reflected in the account of the CEDEL or Euroclear participant the following day, and receipt of the cash proceeds in the CEDEL or Euroclear participant's account would be back-valued to the value date (which would be the preceding day, when settlement occurred in New York). Should the CEDEL or Euroclear participant have a line of credit with its respective clearing system and elect to be in debit in anticipation of receipt of the sale proceeds in its account, the back-valuation will extinguish any overdraft charges incurred over that one-day period. If settlement is not completed on the intended value date (i.e., the trade fails), receipt of the cash proceeds in the CEDEL or Euroclear participant's account would instead be valued as of the actual settlement date.

   Finally, day traders that used CEDEL or Euroclear and that purchase beneficial interests in Global Securities from Depository participants for credit to CEDEL participants or Euroclear participants should note that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:

     (1) borrowing through CEDEL or Euroclear for one day (until the purchase side of the day trade is reflected in their CEDEL or Euroclear accounts) in accordance with the clearing system's customary procedures;

     (2) borrowing beneficial interests in the Global Securities in the U.S. from a Depository participant no later than one day prior to settlement, which would give beneficial interests in the Global Securities sufficient time to be reflected in the appropriate CEDEL or Euroclear account in order to settle the sale side of the trade; or

     (3) staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the Depository participant is at least one day prior to the value date for the sale to the CEDEL participant or Euroclear participant.

   Although the Depository, CEDEL and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in Global Securities among participants of the Depository, CEDEL and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Certain U.S. Federal Income Tax Documentation Requirements

   A beneficial owner of Global Securities holding securities, directly or indirectly, through CEDEL or Euroclear (or through the Depository if the holder has an address outside the U.S.) will be subject to the 30% U.S. withholding tax that generally applies to payments of interest (including original issue discount) on registered debt issued by U.S. persons, unless (i) each clearing system, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business in the chain of intermediaries between such beneficial owner and the U.S. entity required to withhold tax complies with applicable certification requirements, and (ii) such beneficial owner takes one of the following steps to obtain an exemption or reduced tax rate:

     Exemption for non-U.S. persons (Form W-8). Non-U.S. persons that are beneficial owners (other than a beneficial owner that owns actually or constructively 10% or more of the total combined voting power of all classes of stock of the Corporation entitled to vote or a controlled foreign corporation that is related to the Corporation through stock ownership) can obtain a complete exemption from the withholding tax by filing a properly completed Form W-8 (Certificate of Foreign Status).

     Exemption for non-U.S. persons with effectively connected income (Form
  4224). A non-U.S. person, including a non-U.S. corporation or bank with a U.S. branch, that is a beneficial owner and for which the interest income is effectively connected with its conduct of a trade or business in the United States, can obtain an exemption from the withholding tax by filing a properly completed Form 4224 (Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of a Trade or Business in the United States).

     Exemption or reduced rate for non-U.S. persons resident in treaty countries (Form 1001). Non-U.S. persons that are beneficial owners that are entitled to the benefits of an income tax treaty with the United States can obtain an exemption or reduced tax rate (depending on the treaty terms) by filing a properly completed Form 1001 (Ownership, Exemption or Reduced Rate Certificate). If the treaty provides only for

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  a reduced rate, withholding tax will be imposed at that rate unless the filer alternatively files Form W-8. Form 1001 may be filed by the beneficial owner or the beneficial owner's agent.

     Exemption for U.S. persons (Form W-9). U.S. persons can obtain a complete exemption from the withholding tax by filing a properly completed Form W-9 (Request for Taxpayer Identification Number and Certification).

U.S. Federal Income Tax Reporting Procedure

   The beneficial owner of the Global Security or, in the case of a Form 1001 or a Form 4224 filer, his agent, files by submitting the appropriate form to the entity through whom it directly holds the Global Security. For example, if the beneficial owner is listed directly on the books of Euroclear or CEDEL as the holder of the Debt Security, the IRS Form must be provided to Euroclear or CEDEL, as the case may be. Each person through which a Debt Security is held must submit, on behalf of the beneficial owner, the IRS Form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the Debt Security, until the IRS Form is received by the U.S. person who would otherwise be required to withhold U.S. federal income tax from interest on the Debt Security. For example, in the case of Debt Securities held through Euroclear or CEDEL, the IRS Form (or a copy thereof) must be received by the U.S. depositary of such clearing agency. Applicable procedures include, if a beneficial owner of the Debt Security provides an IRS Form W-8 to a securities clearing organization, bank or other financial institution (a "financial institution") that holds the Debt Security in the ordinary course of its trade or business on the owner's behalf, that such financial institution certify to the person otherwise required to withhold U.S. federal income tax from such interest, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and that it furnish the payor with a copy thereof.

   As used in this section on tax documentation requirements, the term "U.S. person" means (i) a citizen or resident of the United States, (ii) a corporation or partnership organized in or under the laws of the United States or any State thereof or (iii) an estate or trust the income of which is includable in gross income for U.S. tax purposes, regardless of its source.

   This summary does not deal with all aspects of U.S. income tax and withholding that may be relevant to foreign beneficial owners of the Global Securities, including special categories of foreign investors who may not be eligible for exemptions from U.S. withholding tax. Investors are advised to consult their own tax advisors for specific tax advice concerning their holding and disposing of beneficial interests in the Global Securities. Any additional requirements, if applicable, will be set forth in the Prospectus Supplement.

                                 LEGAL OPINIONS

   The legality of the Securities offered hereby will be passed upon for the Corporation by Willkie Farr & Gallagher, 787 Seventh Avenue, New York, New York 10019, and, if underwriters, dealers or agents are utilized, by Brown & Wood, One World Trade Center, New York, New York 10048. Attorneys of Willkie Farr & Gallagher who have participated in this offering beneficially own an aggregate of 49,761 shares of Common Stock, of which 20,000 are beneficially owned by Robert B. Hodes and 29,761 are beneficially owned by Jack H. Nusbaum (which amount includes 22,750 shares held in trusts as to which Mr. Nusbaum is a co-trustee). Mr. Hodes and Mr. Nusbaum are also Directors of the Corporation.

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                                    EXPERTS

   The financial statements and schedules of W.R. Berkley Corporation and subsidiaries as of December 31, 1994 and 1993 and for each of the years in the three year period ended December 31, 1994, incorporated by reference herein and elsewhere in the Registration Statement have been audited and reported upon by KPMG Peat Marwick LLP, independent certified public accountants. The financial information for the five years ended December 31, 1994, in the table under "Selected Financial Data" incorporated by reference herein and in the Registration Statement has been derived from financial statements audited and reported upon by KPMG Peat Marwick LLP. Such financial statements, schedules and selected financial data have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

   The reports of KPMG Peat Marwick LLP on the financial statements and schedules as of December 31, 1994 and 1993 and for each of the years in the three year period ended December 31, 1994 refer to the Corporation's adoption of the provisions of the Financial Accounting Standards Board's Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes" in 1992 and No. 115, "Accounting for Certain Investments in Debt and Equity Securities" on December 31, 1993.

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